                                                Filed Pursuant to Rule 424(b)(4)
                                                Registration No. 333-84056


PROSPECTUS

                               12,500,000 SHARES

                               [AEROPOSTALE LOGO]

                                  COMMON STOCK

                            ------------------------

     This is an initial public offering of 12,500,000 shares of common stock of Aeropostale, Inc. We are selling 1,875,000 of the shares of common stock offered under this prospectus, and certain of our stockholders, referred to in this prospectus as the selling stockholders, are selling the remaining shares.

     Our common stock has been approved for listing on the New York Stock Exchange under the symbol "ARO."

     SEE "RISK FACTORS" BEGINNING ON PAGE 6 TO READ ABOUT RISKS THAT YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                              PER SHARE      TOTAL
                                                              ---------   ------------
Public offering price.......................................   $18.00     $225,000,000
Underwriting discounts and commissions......................   $ 1.26     $ 15,750,000
Proceeds, before expenses, to us............................   $16.74     $ 31,387,500
Proceeds, before expenses, to the selling stockholders......   $16.74     $177,862,500

                            ------------------------

     The underwriters may purchase up to an additional 1,875,000 shares of our common stock from the selling stockholders at the initial public offering price less the underwriting discount to cover over-allotments.
     The underwriters expect to deliver the shares on May 21, 2002.

                             Joint Book-Running Managers

BEAR, STEARNS & CO. INC.                                     MERRILL LYNCH & CO.
                            ------------------------
BANC OF AMERICA SECURITIES LLC

                           U.S. BANCORP PIPER JAFFRAY
                                                             WACHOVIA SECURITIES
                            ------------------------
                  The date of this Prospectus is May 15, 2002

                            [PICTURE OF STOREFRONT]

                     [MODELS WEARING AEROPOSTALE CLOTHING]

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

     UNTIL JUNE 9, 2002 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS OF THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                            ------------------------
                               TABLE OF CONTENTS
                            ------------------------

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    6
Forward-Looking Statements..................................   11
Use of Proceeds.............................................   11
Dividend Policy.............................................   11
Capitalization..............................................   12
Dilution....................................................   13
Selected Financial and Operating Data.......................   14
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   16
Business....................................................   26
Management..................................................   36
Certain Transactions........................................   46
Principal and Selling Stockholders..........................   48
Description of Capital Stock................................   50
Shares Eligible for Future Sale.............................   52
Underwriting................................................   54
Legal Matters...............................................   59
Experts.....................................................   59
Where You Can Find Additional Information...................   59
Index to Financial Statements...............................  F-1

                                       (i)

                               PROSPECTUS SUMMARY


     This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially "Risk Factors" and our consolidated financial statements and related notes. All share numbers in this prospectus reflect a 376.328-for-1 split of our common stock and non-voting common stock which we effected on May 10, 2002. In making comparisons to our predecessor company, including all financial information from fiscal 1997 and fiscal 1998, you should note that such information is derived from the accounting records of our predecessor company and is not comparable to our financial statements due to, among other things, different accounting policies. In January 2002, we changed our fiscal year end from the Saturday closest to July 31 to the Saturday closest to January 31 of each year, and therefore references in this prospectus to fiscal 2002 refer to the fifty-two week period ending on February 2, 2003. Any specific reference to a fiscal year end prior to 2002, "fiscal 1999" for example, refers to the fifty-two or fifty-three week period ended on the Saturday closest to July 31 of such year.


                                  AEROPOSTALE

     Our company is a fast-growing, mall-based specialty retailer of casual apparel and accessories that targets both young women and young men aged 11 to
20. We provide our customers with a focused selection of high-quality, active-oriented, fashion basic merchandise at compelling values. We maintain complete control over our proprietary brand by designing and sourcing all of our merchandise. Our products can be purchased only in our stores, which sell Aeropostale merchandise exclusively. As of February 2, 2002, we operated 278 stores in 33 states and the District of Columbia.

     Our merchandise, which includes graphic t-shirts, tops, bottoms, sweaters, jeans, outerwear and accessories, emphasizes comfort and style in response to the demands of our customers' active lifestyles. We believe that a key component of our success is our ability to understand what our customers want and can afford. We employ a "design-driven, merchant-modified" philosophy, in which our designers' vision is refined by our merchants' understanding of the current market for our products. We believe that this approach ensures that our merchandise styles both reflect the latest trends and are not too fashion forward for our customers. Today, a significant portion of our merchandise features either the "Aeropostale" or "Aero" logo, which we feel enhances both our brand recognition and appeal among our target customers. We employ a sourcing strategy that maximizes our speed to market and enables us to respond quickly to our customers' preferences. We believe that by offering desirable styles, comfort and consistent value, our brand will continue to enjoy widespread appeal and our stores will continue to be preferred shopping destinations.

     Our stores are designed to create a high energy, fun shopping environment through the use of powerful in-store promotional signage, creative visuals, bright lighting and popular music. Our average store size of approximately 3,500 square feet is generally smaller than that of our mall-based competitors and we believe that this enables us to achieve higher sales productivity and project a sense of activity and excitement. To increase customer traffic, we generally locate our stores in busy, central mall locations near popular teen gathering spots, such as food courts, music stores and other teen-oriented retailers. We have successfully and consistently implemented our store model across a wide range of mall classifications and geographic locations. We believe that our store model will allow us to continue significant and profitable store growth in both new and existing markets.

     The Aeropostale brand was created as a department store private label initiative in the early 1980s by our former parent, R.H. Macy & Co., Inc. Macy's opened the first mall-based Aeropostale store in 1987. Over the next decade, Macy's, together with its current parent company, Federated Department Stores, Inc., opened over 100 Aeropostale stores. The present core concept of the Aeropostale brand, however, did not begin to materialize until 1996, when our management team positioned Aeropostale for accelerated growth by expanding the brand from primarily a young men's brand to a brand that offers casual apparel and accessories for both young women and young men. In 1998, Federated sold its specialty store division, which included our company, to our management team and Bear Stearns Merchant Banking, a division of Bear, Stearns & Co. Inc.

     Since we became an independent company in 1998, our management team has developed Aeropostale into a differentiated and recognized brand. During this period, we have:

     - Increased net sales from approximately $141.4 million in fiscal 1998 to approximately $304.8 million in fiscal 2001, representing a compound annual growth rate of approximately 29.2%;

        - Increased net sales by 54% from approximately $184.4 million in the six months ended February 3, 2001 to approximately $284.0 million in the six months ended February 2, 2002;

     - Achieved annual comparable store sales growth of 5.5% in fiscal 1999, 14.5% in fiscal 2000, 8.7% in fiscal 2001 and 23.0% in the six months ended February 2, 2002;

     - Increased our store count by 159 stores from 119 as of August 3, 1998 to 278 as of February 2, 2002; and

     - Improved sales per square foot from $317 in fiscal 1998 to $392 in fiscal 2001.

BUSINESS STRENGTHS

     We believe that our business strengths will enable us to continue to expand our store base and grow profitably. Our principal business strengths include:

     - Differentiated and recognizable brand that offers comfortable, high-quality, active-oriented merchandise and reflects mainstream fashions at compelling values;

     - Disciplined operating and financial practices through which we maintain complete control over all aspects of our business;

     - Flexible operating structure that enables us to react quickly to changes in customer preferences;

     - New store economics that provide an attractive return on investment across a wide variety of mall classifications and geographic locations; and

     - Experienced management team with a demonstrated ability to grow the business profitably.

GROWTH STRATEGY

     We intend to capitalize on the strength of our brand and pursue profitable growth by:

     - Opening approximately 80 new stores in fiscal 2002 in both existing and new markets, and continuing to open a significant number of new stores in future years;

     - Enhancing and expanding our brand awareness and recognition through an innovative marketing campaign;

     - Continuing our high levels of store productivity through profitable pricing strategies and consistent store level execution; and

     - Maximizing our economies of scale and increasing our operating efficiency.

THE TEEN MARKET

     We generally target our merchandise to the teenage segment of the population. According to the U.S. Census Bureau, the teenage population in the United States, which is defined as persons 12 to 19 years old, will grow approximately 37% faster than the overall population, from approximately 32 million in 2000 to approximately 34 million in 2005. The Census Bureau predicts that the teenage population will continue to grow through 2008. According to Teenage Research Unlimited, an independent research firm, spending among teenagers has grown to $172 billion in 2001 from $141 billion in 1998, reflecting a compound annual growth rate of approximately 6.8%, or more than double the rate of inflation during this period. We believe that teenage apparel spending is less susceptible to general economic downturns than adult apparel spending. In addition, we believe that these demographic and spending trends offer us strong growth opportunities. At the same time, however, the teen apparel market is highly competitive and many of our competitors are already established in markets that we have not penetrated. Many of these competitors are significantly larger than we are and have greater national recognition than we do. We cannot assure you that we will be able to compete successfully with them, particularly in markets in which we do not currently operate.

     When we became an independent company, we incorporated in Delaware on August 3, 1998. Our principal executive offices are located at 1372 Broadway, 8th Floor, New York, New York 10018, and our telephone number is (646) 485-5398. Our website address is www.aeropostale.com. Information included or referred to on our website is not a part of this prospectus.

                                  THE OFFERING

Common stock offered

  By our company....................       1,875,000 shares

  By the selling stockholders.......       10,625,000 shares

Common stock to be outstanding after
this offering.......................       34,040,507 shares

Use of proceeds.....................       Approximately $9,617,000 will be used
                                           to redeem all of our outstanding
                                           shares of 12 1/2% Series B redeemable
                                           preferred stock and pay all accrued
                                           and unpaid dividends thereon, 85.7%
                                           of which is currently owned by an
                                           affiliate of Bear, Stearns & Co. Inc.
                                           that is selling shares of common
                                           stock in this offering. The remainder
                                           of the net proceeds received by us in
                                           this offering will be used for
                                           general corporate purposes, including
                                           new store openings and working
                                           capital.


New York Stock Exchange symbol......       ARO


     Unless otherwise indicated, all information in this prospectus assumes that the underwriters will not exercise their over-allotment option to purchase shares of our common stock from the selling stockholders at the price set forth on the cover page of this prospectus.


     In addition, unless otherwise indicated, all information in this prospectus, including the outstanding share information above, is based upon the number of shares outstanding as of February 2, 2002 and reflects a 376.328-for-1 stock split of our common stock and non-voting common stock which we effected on May 10, 2002 and the following transactions, which will be effected simultaneously with the consummation of this offering:


     - the conversion of all of our outstanding shares of non-voting common stock into a total of 1,118,447 shares of common stock; and

     - the redemption of all of our outstanding shares of 12 1/2% Series B redeemable preferred stock and payment of all accrued and unpaid dividends thereon for a total of $9,617,000.

     The common stock to be outstanding after this offering excludes 5,420,252 shares of common stock issuable upon the exercise of stock options outstanding as of February 2, 2002 under our 1998 Stock Option Plan at a weighted average exercise price of $0.27 per share and 1,782,597 additional shares of common stock reserved for issuance under our 1998 Stock Option Plan and our 2002 Long-Term Incentive Plan.

     Aeropostale(R) and Aero(TM) are trademarks of Aeropostale, and we have registered the trademark Aeropostale(R) with the U.S. Patent and Trademark Office. All other trademarks, service marks and trade names referred to in this prospectus are the property of their respective owners.

                      SUMMARY FINANCIAL AND OPERATING DATA

                                                               FISCAL YEAR ENDED(1)                  SIX MONTHS ENDED(2)
                                                       ------------------------------------      ---------------------------
                                                       JULY 31,     JULY 29,     AUGUST 4,       FEBRUARY 3,    FEBRUARY 2,
                                                         1999         2000          2001             2001           2002
                                                       ---------    ---------    ----------      ------------   ------------
                                                                                                  (UNAUDITED)
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA AND SELECTED OPERATING DATA)
STATEMENT OF INCOME DATA:
Net sales............................................  $152,506     $213,445      $304,767         $184,369       $284,040
Gross profit.........................................    42,017       61,472        86,149           59,758        103,986(3)
Selling, general and administrative expenses.........    32,406       45,680        65,918           34,469         55,169(3)
Income from operations...............................     9,845       16,026        19,650(4)        25,405         48,817
Income before income taxes...........................     9,759       15,115        17,979           24,323         48,525
Income from continuing operations....................     6,230        9,366        10,914           14,694         28,637
Gain (loss) on discontinued operations(5)............      (268)       2,002           405              388             --
Cumulative effect of accounting change(6)............        --           --            --               --          1,632
Net income...........................................     5,962       11,368        11,319           15,082         30,269
Diluted net income (loss) per common share:(7)
  From continuing operations(8)......................      0.15         0.24          0.28             0.40           0.78
  From discontinued operations.......................     (0.01)        0.06          0.01             0.01             --
  From cumulative accounting change..................        --           --            --               --           0.05
  Net income per share...............................      0.14         0.30          0.29             0.41           0.83
SELECTED OPERATING DATA:
Number of stores open at end of period...............       129          178           252              224            278
Comparable store sales increase(9)...................       5.5%        14.5%          8.7%            14.5%          23.0%
Average store sales (in thousands)(10)...............  $  1,258     $  1,372      $  1,360         $    872       $  1,028
Average square footage per store(11).................     3,687        3,548         3,437            3,460          3,463
Sales per square foot(12)............................  $    339     $    380      $    392         $    250       $    297

                                                                AS OF FEBRUARY 2, 2002
                                                              ---------------------------
                                                               ACTUAL     AS ADJUSTED(13)
                                                              --------    ---------------
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.............................................  $ 38,181       $ 57,252
Total assets................................................   146,927        165,998
12 1/2% Series B redeemable preferred stock.................     9,617             --
Total debt..................................................        --             --
Total stockholders' equity..................................    60,190         88,878

---------------
 (1) Our results of operations for fiscal 2001 included 53 weeks compared to 52 weeks for all other fiscal years presented in this prospectus. In January 2002, we changed our fiscal year end from the Saturday closest to July 31 to the Saturday closest to January 31 of each year.

 (2) Our results of operations for our fiscal six months ended February 3, 2001 included 27 weeks compared to 26 weeks for our fiscal six months ended February 2, 2002.

 (3) On December 21, 2001, we granted options to purchase 565,997 shares of our common stock with an exercise price which was less than the fair market value of our common stock at the time of such grant. The equity based compensation expense will total approximately $8,445,000, of which $845,000 and $3,127,000 were recorded in cost of sales and selling, general and administrative expenses, respectively, in the six months ended February 2, 2002. In addition, we will record amortization for equity based compensation of $620,000 in the thirteen weeks ended May 4, 2002 and acceleration of the unamortized balance of $3,853,000 associated with the immediate vesting of options upon the consummation of this offering.

 (4) Includes the effect of an $815,000 charge incurred in connection with the closing of seven aero kids concept stores.

 (5) On February 25, 2000, we decided to discontinue our Chelsea Cambell specialty store business and we closed all Chelsea Cambell stores by the end of December 2000. The operating results of this segment for all years have been reclassified as discontinued operations.

 (6) On August 5, 2001, we adopted Statement of Accounting Standards No. 142, Goodwill and Other Intangibles. With the adoption, the remaining balance of negative goodwill was recorded as a cumulative effect of such accounting change.

 (7) All per share information reflects a 376.328-for-1 split of all of our common stock which we effected on May 10, 2002.

 (8) Income from continuing operations per share has been computed after deducting preferred dividends.

 (9) Our comparable store sales percentages are based on net sales and stores are considered comparable beginning on the first day of the fiscal month following the fourteenth full fiscal month of sales.

(10) Our average store sales are based on total net sales divided by the weighted average of all stores open for the entire period.

(11) Our average square footage per store is based on all open stores at the end of the period.

(12) Our sales per square foot consists of total net sales divided by the weighted average of gross square footage of all stores open for the entire period.

(13) As adjusted information gives effect to the application of the net proceeds from the sale of the 1,875,000 shares of common stock offered by our company at an initial public offering price of $18.00 per share and after deducting estimated offering expenses and underwriting discounts and commissions. The application of our net proceeds will include the redemption of all of our outstanding shares of 12 1/2% Series B redeemable preferred stock for $6,250,000 and payment of approximately $3,367,000 of accrued and unpaid dividends thereon, which will occur simultaneously with the consummation of the offering.

                                  RISK FACTORS

     Before you invest in our common stock, you should carefully consider all of the material risks of our business, which are described below, together with all of the other information included in this prospectus. If any of these risks actually occurs, our business, financial condition or operating results could be adversely affected. In that case, the trading price of our common stock could decline and you could lose all or part of your investment.

                         RISKS RELATED TO OUR BUSINESS

OUR GROWTH STRATEGY RELIES ON THE CONTINUED ADDITION OF A SIGNIFICANT NUMBER OF NEW STORES EACH YEAR, WHICH COULD STRAIN OUR RESOURCES AND CAUSE THE PERFORMANCE OF OUR EXISTING STORES TO SUFFER.

     Our growth will largely depend on our ability to open and operate new stores successfully. We opened 74 new stores in fiscal 2001 and 57 stores in fiscal 2000. We plan to open approximately 80 new stores in fiscal 2002, an increase of approximately 30% over our current store base. We intend to continue to open a significant number of new stores in future years while remodeling a portion of our existing store base annually. Our proposed expansion will place increased demands on our operational, managerial and administrative resources. These increased demands could cause us to operate our business less effectively, which in turn could cause deterioration in the financial performance of our individual stores. In addition, to the extent that our new store openings are in existing markets, we may experience reduced net sales volumes in existing stores in those markets.

OUR EXPANSION PLAN IS DEPENDENT ON A NUMBER OF FACTORS, WHICH COULD DELAY OR PREVENT THE SUCCESSFUL OPENING OF NEW STORES AND SUBSEQUENT PENETRATION INTO NEW MARKETS.

     We will be unable to open and operate new stores successfully and our growth will be limited unless we can:

     - identify suitable markets and sites for store locations;

     - negotiate acceptable lease terms;

     - hire, train and retain competent store personnel;

     - maintain a proportion of new stores to mature stores that does not harm existing sales;

     - foster current relationships and develop new relationships with vendors that are capable of supplying a greater volume of merchandise;

     - manage inventory effectively to meet the needs of new and existing stores on a timely basis; and

     - expand our infrastructure to accommodate growth.

     In addition, we will open new stores in regions of the United States in which we currently have few or no stores. Our experience in these markets is limited and we cannot assure you that we will be able to develop our brand in these markets or adapt to competitive, merchandising and distribution challenges that may be different from those in our existing markets. Our inability to open new stores successfully and/or penetrate new markets would have a material adverse effect on our revenue and earnings growth.

OUR NET SALES AND INVENTORY LEVELS FLUCTUATE ON A SEASONAL BASIS, LEAVING OUR ANNUAL OPERATING RESULTS PARTICULARLY SUSCEPTIBLE TO CHANGES IN BACK-TO-SCHOOL AND HOLIDAY SHOPPING PATTERNS.

     Our net sales and net income are disproportionately higher from August through January each year due to increased sales from back-to-school and holiday shopping. Sales during this period cannot be used as an accurate indicator of annual results. Our net sales and net income from February through July are typically lower due, in part, to the traditional retail slowdown immediately following the winter holiday season. Any significant decrease in sales during the back-to-school and winter holiday seasons would have a material adverse effect on our financial condition and results of operations.

     In addition, in order to prepare for the back-to-school and holiday shopping seasons, we must order and keep in stock significantly more merchandise than we would carry during other parts of the year. Any unanticipated decrease in demand for our products during these peak shopping seasons could require us to sell excess inventory at a substantial markdown, which could reduce our net sales and gross margins and negatively impact our profitability.

FLUCTUATIONS IN COMPARABLE STORE SALES AND QUARTERLY RESULTS OF OPERATIONS COULD CAUSE THE PRICE OF OUR COMMON STOCK TO DECLINE SUBSTANTIALLY.

     Our quarterly results of operations for our individual stores have fluctuated in the past and can be expected to continue to fluctuate in the future. Since the beginning of fiscal 2000, our quarterly comparable store sales have ranged from an increase of 23.1% to a decrease of 0.4%. In addition, our recent comparable store sales have been higher than our historical average and we cannot assure you that we will be able to maintain these levels of comparable store sales as we expand our business.

     Our comparable store sales and quarterly results of operations are affected by a variety of factors, including:

     - fashion trends;

     - calendar shifts of holiday or seasonal periods;

     - the effectiveness of our inventory management;

     - changes in our merchandise mix;

     - the timing of promotional events;

     - weather conditions;

     - changes in general economic conditions and consumer spending patterns;
       and

     - actions of competitors or mall anchor tenants.

     If our future comparable store sales fail to meet the expectations of research analysts, then the market price of our common stock could decline substantially. You should refer to the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" for more information.

IF WE ARE UNABLE TO IDENTIFY AND RESPOND TO CONSUMERS' FASHION PREFERENCES IN A TIMELY MANNER, OUR PROFITABILITY WOULD DECLINE.

     We may be unable to keep pace with the rapidly changing fashion trends and consumer tastes inherent in the apparel industry. Our current design philosophy is based on the belief that our target customers prefer clothing that suits the demands of their active lifestyles and that they like to identify with a logo. Accordingly, we produce casual, comfortable apparel, a majority of which displays either the "Aeropostale" or "Aero" logo. We cannot assure you that fashion trends will not move away from casual clothing or that we will not have to alter our design strategy to reflect a consumer change in logo preference. If we fail to anticipate, identify or react appropriately to changes in styles, trends, desired images or brand preferences, we may need to incur higher markdowns to reduce excess inventory. Utilizing such markdowns would negatively impact our profitability.

WE RELY ON THIRD PARTIES TO MANAGE THE WAREHOUSING AND DISTRIBUTION ASPECTS OF OUR BUSINESS. IF THESE THIRD PARTIES DO NOT ADEQUATELY PERFORM THESE FUNCTIONS, OUR BUSINESS WOULD BE DISRUPTED.

     The efficient operation of our stores is dependent on our ability to distribute merchandise to locations throughout the United States in a timely manner. Our distribution facility in Carlstadt, New Jersey is leased and operated by an independent third party. We depend on this third party to receive, sort, pack and distribute substantially all of our merchandise. In addition, we rely on this third party to manage a separate warehouse facility for us that we lease in South River, New Jersey. This third party employs personnel represented by a labor union. Although there have been no work stoppages or disruptions since the inception of our relationship with this third party provider in 1991, we cannot assure you that there will be no disruptions in the future. We also use a separate third party transportation company to deliver our merchandise from our warehouses to our stores. Any failure by either of these third parties to respond adequately to our warehousing and distribution needs would disrupt our operations and negatively impact our profitability.

WE RELY ON A SMALL NUMBER OF VENDORS TO SUPPLY A SIGNIFICANT AMOUNT OF OUR MERCHANDISE, AND OUR FAILURE TO MAINTAIN GOOD RELATIONSHIPS WITH ONE OR MORE OF THEM COULD HARM OUR ABILITY TO SOURCE OUR PRODUCTS.

     For the fifty-two weeks ended February 2, 2002, we sourced approximately 41% of our merchandise from our top three vendors, one of which supplied approximately 16% of our products. In addition, Federated Merchandising Group, or FMG, a wholly owned subsidiary of Federated Department Stores, Inc., acted as our agent with respect to the sourcing of approximately 27% of our merchandise. Our relationships with our vendors generally are not on a contractual basis and do not assure adequate supply, quality or acceptable pricing on a long-term basis. Most of our vendors could discontinue selling to us at any time. If one or more of our significant vendors were to sever their relationship with us, we could be unable to obtain replacement products in a timely manner, which could cause our sales to decrease.

MOST OF OUR MERCHANDISE IS MANUFACTURED BY FOREIGN SUPPLIERS, THEREFORE THE AVAILABILITY AND COSTS OF THESE PRODUCTS MAY BE NEGATIVELY AFFECTED BY RISKS ASSOCIATED WITH INTERNATIONAL TRADE.

     Trade restrictions such as increased tariffs or quotas, or both, could affect the importation of apparel generally and increase the cost and reduce the supply of merchandise available to us. Much of our merchandise is sourced directly from foreign vendors in Europe, Asia and Central America. In addition, many of our domestic vendors maintain production facilities overseas. Some of these facilities are located in regions where political instability could cause a disruption in trade. Any reduction in merchandise available to us or any increase in its cost due to tariffs, quotas or local political issues could have a material adverse effect on our results of operations.

THE DEPARTURE OF CERTAIN MEMBERS OF OUR SENIOR MANAGEMENT TEAM COULD ADVERSELY AFFECT OUR BUSINESS.

     The success of our business is dependent upon our senior management closely supervising all aspects of our business, in particular the operation of our stores and the designing of our merchandise. If we were to lose the benefit of this involvement, and in particular if we were to lose the services of Julian R. Geiger, our Chairman and Chief Executive Officer, John S. Mills, our President and Chief Operating Officer or Christopher L. Finazzo, our Executive Vice President-Chief Merchandising Officer, our business could be adversely affected. In addition, Mr. Geiger and Mr. Finazzo maintain many of our vendor relationships, and the loss of either of them could negatively impact present vendor relationships. We do not have employment agreements with any member of our senior management team other than Mr. Geiger and Mr. Mills. You should refer to the section entitled "Management" for more information.

OUR FAILURE TO PROTECT OUR TRADEMARKS AEROPOSTALE(R) AND, TO A LESSER EXTENT, AERO(TM) ADEQUATELY COULD HAVE A NEGATIVE IMPACT ON OUR BRAND IMAGE AND LIMIT OUR ABILITY TO PENETRATE NEW MARKETS.

     We believe that our trademarks Aeropostale(R) and, to a lesser extent, Aero(TM) are integral to our logo-driven design strategy. We have obtained a federal registration of the Aeropostale(R) trademark in the United States and have applied for or obtained registrations in most foreign countries in which our vendors are located. We use the term "Aero" in many constantly changing designs and logos even though we have not registered the mark or variation or combinations thereof for adult clothing. We cannot assure you that the registrations we obtained will prevent the imitation of our products or infringement of our intellectual property rights by others. If any third party imitates our products in a manner that projects lesser quality or carries a negative connotation, our brand image could be materially adversely affected. Because we have not obtained federal registration for the Aero(TM) mark and have not registered the "Aeropostale" mark in all categories or in all foreign countries in which we now or may in the future source or offer our merchandise, international expansion and our merchandising of non-apparel products using these marks could be limited.

     In addition, we cannot assure you that others will not try to block the manufacture, export or sale of our products as violative of their trademarks or other proprietary rights. Other entities may have rights to trademarks that contain the word "Aero" or may have registered similar or competing marks for apparel and accessories in foreign countries in which our vendors are located. Our applications for international registration of the Aeropostale(R) mark have been rejected in a few countries in which our products are manufactured because third parties have already registered the mark for clothing in those countries. There may be other prior registrations in other foreign countries of which we are not aware. In all such countries it may be possible for any third party owner of the national trademark registration for "Aeropostale" to enjoin the manufacture, sale or exportation of Aeropostale branded goods to the United States. If we were unable to reach a licensing arrangement with these parties, our vendors may be unable to manufacture our products in those countries. Our inability to register our trademarks or purchase or license the right to use our trademarks or logos in these jurisdictions could limit our ability to obtain supplies from or manufacture in less costly markets or penetrate new markets should our business plan change to include selling our merchandise in those jurisdictions outside the United States.

OUR ABILITY TO ATTRACT CUSTOMERS TO OUR STORES DEPENDS HEAVILY ON THE SUCCESS OF THE SHOPPING MALLS IN WHICH WE ARE LOCATED.

     In order to generate customer traffic we must locate our stores in prominent locations within successful shopping malls. We cannot control the development of new shopping malls, the availability or cost of appropriate locations within existing or new shopping malls, or the success of individual shopping malls. A significant decrease in shopping mall traffic would have a material adverse effect on our results of operations.

OUR MARKET SHARE MAY BE ADVERSELY IMPACTED AT ANY TIME BY A SIGNIFICANT NUMBER OF COMPETITORS.

     The teen apparel market is highly competitive and is characterized by low barriers to entry. We compete against a diverse group of retailers, including national and local specialty retail stores, mass merchandisers, regional retail chains, traditional department stores and mail-order retailers. Many of our competitors are already established in markets that we have not penetrated. In addition, many of our competitors have many more stores in operation than us, and therefore greater national recognition than we do. Our market share and results of operations may be adversely impacted by this significant number of competitors.

OUR CONCENTRATION OF STORES IN THE EASTERN UNITED STATES MAKES US SUSCEPTIBLE TO ADVERSE CONDITIONS IN THIS REGION.

     The majority of our stores are located in the eastern half of the United States. As a result, our operations are more susceptible to regional factors than the operations of more geographically diversified competitors. These factors include, among others, economic and weather conditions, as well as demographic and population changes.

                         RISKS RELATED TO THIS OFFERING

SHARES ELIGIBLE FOR SALE IN THE NEAR FUTURE MAY CAUSE THE MARKET PRICE FOR OUR COMMON STOCK TO DECLINE.

     Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

     The number of shares of common stock available for sale in the public market is limited by restrictions under federal securities law and under agreements that our executive officers, directors, principal stockholders and certain other officers have entered into with the underwriters of this offering. Those agreements restrict these persons from selling, pledging or otherwise disposing of their shares for a period of 180 days after the date of this prospectus without the prior written consent of both Bear, Stearns & Co. Inc. and Merrill Lynch. However, Bear, Stearns & Co. Inc. and Merrill Lynch may, together in their sole discretion, release all or any portion of the common stock from the restrictions of the lockup agreements. Upon completion of this offering we will have outstanding 34,040,507 shares of common stock. Of these shares, 12,662,950 shares, including the 12,500,000 shares sold in this offering, are freely tradeable. The remaining 21,377,557 shares will be eligible for sale in the public market as follows:

NUMBER OF SHARES       DATE OF AVAILABILITY FOR SALE
----------------   -------------------------------------
   20,784,463      180 days from the date of this
                   prospectus
      593,094      At various times after 180 days from
                   the date of this prospectus,
                   subject to applicable law

BEAR STEARNS MERCHANT BANKING HAS THE RIGHT TO DESIGNATE A MAJORITY OF THE MEMBERS OF OUR BOARD OF DIRECTORS, AND THEREFORE, NO CORPORATE ACTIONS REQUIRING BOARD APPROVAL CAN BE CONSUMMATED WITHOUT THE APPROVAL OF ITS DESIGNEES.

     Our stockholders' agreement provides that for so long as Bear Stearns Merchant Banking owns 9,408,200 shares of our voting common stock, it is entitled to designate a majority of the members of our board of directors. In general, the designees of Bear Stearns Merchant Banking will be able to control most matters requiring board approval. These matters would include the approval of significant corporate transactions, including potential mergers, consolidations or sales of all or substantially all of our assets. This concentration of board representation may have the effect of impeding a merger, consolidation, takeover or other business combination involving us or discouraging a potential acquiror from making a tender offer for our shares.

THE SHARES YOU PURCHASE IN THIS OFFERING WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION.

     The initial public offering price of our common stock will be substantially higher than the pro forma tangible book value per share of our outstanding common stock. At the initial public offering price of $18.00 per share, purchasers of our common stock will incur dilution of $15.39 per share in the pro forma net tangible book value of their purchased shares. The shares of our common stock owned by existing stockholders will receive a material increase in the pro forma net tangible book value per share. You may experience additional dilution if we issue common stock in the future. As a result of this dilution, you may receive significantly less than the full purchase price you paid for the shares in the event of a liquidation.

SINCE OUR COMMON STOCK HAS NEVER BEEN PUBLICLY TRADED, WE CANNOT PREDICT THE EXTENT TO WHICH A TRADING MARKET WILL DEVELOP FOR OUR COMMON STOCK, OR WHETHER YOU WILL BE ABLE TO SELL YOUR STOCK.

     There has not been a public market for our common stock. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price will be determined by negotiations between representatives of the underwriters, the selling stockholders and us and may not be indicative of prices that will prevail in the trading market.

                           FORWARD-LOOKING STATEMENTS

     Some of the matters discussed under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus include forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events, including, among other things:

     - implementation of our growth strategy;

     - our ability to anticipate and respond to fashion trends;

     - competition in our market;

     - consumer spending patterns; and

     - economic conditions in general.

     In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar expressions. These statements are based on our current beliefs, expectations and assumptions and are subject to a number of risks and uncertainties. Actual results, levels of activity, performance, achievements and events may vary significantly from those implied by the forward-looking statements. A description of risks that could cause our results to vary appears under the caption "Risk Factors" and elsewhere in this prospectus.

                                USE OF PROCEEDS

     We will receive net proceeds of approximately $28.7 million from the sale of 1,875,000 shares of common stock at a public offering price of $18.00 after deducting estimated offering expenses and underwriting discounts and commissions. We will not receive any proceeds from shares of common stock sold by the selling stockholders, nor can we participate in the sale of additional shares relating to the underwriters' over-allotment option, if exercised.

     The principal purposes of this offering are to obtain additional capital, create a public market for our common stock and facilitate our future access to public securities markets.

     Approximately $9,617,000 of the net proceeds received by us from this offering will be used to redeem all of our outstanding shares of 12 1/2% Series B redeemable preferred stock and pay all accrued and unpaid dividends thereon. We expect to use our remaining net proceeds for working capital and for general corporate purposes, which will include approximately $15.0 million for new store openings.

     Pending use of the remaining net proceeds of this offering, we intend to invest the net proceeds in short-term, interest-bearing securities.

                                DIVIDEND POLICY

     We have not declared or paid any dividends on our common stock since our inception. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth our cash and capitalization as of February 2, 2002 (i) on an actual basis and (ii) on an adjusted basis to reflect (a) the conversion of all of our outstanding shares of non-voting common stock into a total of 1,118,447 shares of common stock and the redemption of all of our outstanding shares of 12 1/2% Series B redeemable preferred stock and payment of all accrued and unpaid dividends thereon for a total of $9,617,000, each of which will occur simultaneously with the closing of this offering, (b) the receipt by us of the estimated net proceeds from the sale of 1,875,000 shares of common stock in this offering at an initial public offering price of $18.00 per share and (c) additional amortization for equity based compensation of $620,000 that will be recorded in the thirteen weeks ended May 4, 2002 and acceleration of the unamortized balance of $3,853,000 associated with the immediate vesting of options upon the consummation of this offering.

     The outstanding share information in the table excludes, as of February 2, 2002, 5,420,252 shares of common stock issuable upon the exercise of outstanding stock options under our 1998 Stock Option Plan.

                                                              AS OF FEBRUARY 2, 2002
                                                              -----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   ------------
                                                               (IN THOUSANDS, EXCEPT
                                                                  PER SHARE DATA)
Cash........................................................  $44,958      $64,029
                                                              =======      =======
Revolving credit facility(1)................................       --           --
12 1/2% Series B redeemable preferred stock: par value $0.01 per share, 6,250 shares authorized, issued and
  outstanding, actual; no shares authorized, issued or
  outstanding, as adjusted..................................    9,617           --
                                                              -------      -------
Stockholders' equity:(2)
  Preferred stock: par value $0.01 per share, no shares
     authorized, issued and outstanding, actual; 5,000,000
     shares authorized, and no shares issued and
     outstanding, as adjusted...............................       --           --
  Common stock: par value $0.01 per share, 75,265,600 shares authorized, 31,047,060 shares issued and outstanding,
     actual; 200,000,000 shares authorized, 34,040,507
     shares issued and outstanding, as adjusted.............      310          340
  Non-voting common stock: par value $0.01 per share,
     75,265,600 shares authorized, 1,118,447 shares issued
     and outstanding, actual; no shares authorized, issued
     or outstanding, as adjusted............................       11           --
Additional paid-in capital..................................    9,321       37,990
Deferred compensation.......................................   (4,473)          --
Retained earnings...........................................   55,021       50,548
                                                              -------      -------
Total stockholders' equity..................................   60,190       88,878
                                                              -------      -------
Total capitalization........................................  $69,807      $88,878
                                                              =======      =======

---------------
(1) As of May 15, 2002, there were no amounts outstanding under our revolving credit facility.

(2) Reflects anticipated changes to our certificate of incorporation, creating 200,000,000 shares of common stock and 5,000,000 shares of undesignated preferred stock and cancelling all other classes of preferred stock.

                                    DILUTION

     Our pro forma net tangible book value as of February 2, 2002 was approximately $69,807,000 or $2.17 per share of common stock. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of outstanding shares of common stock after giving effect to the conversion of all of our outstanding shares of non-voting common stock into a total of 1,118,447 shares of common stock and the redemption of all of our outstanding shares of 12 1/2% Series B redeemable preferred stock, which will occur simultaneously with the consummation of this offering. After giving effect to the sale of the 1,875,000 shares of common stock offered by us at an initial public offering price of $18.00 per share and after deducting underwriting discounts and estimated offering expenses, the pro forma as adjusted net tangible book value at February 2, 2002 would have been $88,877,500 or approximately $2.61 per share of common stock. This represents an immediate increase in net tangible book value of $0.44 per share to existing stockholders and an immediate dilution in net tangible book value of $15.39 per share to new investors in this offering. The following table illustrates this dilution on a per share basis:

Initial public offering price per share............................   $18.00
  Pro forma net tangible book value per share at February 2,
     2002...................................................  $2.17
  Increase per share attributable to this offering..........    .44
                                                              -----
Pro forma as adjusted net tangible book value per share after this
  offering.........................................................     2.61
                                                                      ------
Dilution per share to new investors................................   $15.39
                                                                      ======

     The table above excludes, as of February 2, 2002, 5,420,252 shares of common stock issuable upon exercise of outstanding stock options under our 1998 Stock Option Plan. To the extent options are exercised, there will be further dilution to new investors.

     The following table sets forth on a pro forma as adjusted basis as of February 2, 2002, the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by new investors, before deducting underwriting discounts and commissions and estimated offering expenses, at the initial public offering price of $18.00 per share.

                                 SHARES PURCHASED        TOTAL CONSIDERATION       AVERAGE
                               ---------------------    ----------------------      PRICE
                                 NUMBER      PERCENT      AMOUNT       PERCENT    PER SHARE
                               ----------    -------    -----------    -------    ---------
Existing stockholders(1).....  32,165,507      94.5%    $ 1,196,398       3.4%     $ 0.04
New investors................   1,875,000       5.5      33,750,000      96.6       18.00
                               ----------     -----     -----------     -----
  Total......................  34,040,507     100.0%    $34,946,398     100.0%
                               ==========     =====     ===========     =====

     (1) Sales by the selling stockholders in this offering will cause the number of shares of common stock held by existing stockholders to be reduced to 21,540,507, or 63.3% of the total number of our shares of common stock outstanding after this offering, and will increase the number of shares of common stock held by new investors to 12,500,000, or 36.7% of the total number of our shares of common stock outstanding after this offering. If the underwriters' over-allotment option is exercised in full, the percentage of shares of common stock held by existing stockholders after this offering would be reduced to 19,665,507, or 57.8% and the number of shares of common stock held by new investors would increase to 14,375,000 or 42.2% of the total number of shares of common stock outstanding after this offering.

                     SELECTED FINANCIAL AND OPERATING DATA

     The following selected financial and operating data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our financial statements and related notes and other financial information appearing elsewhere in this prospectus. The statement of income data for the fiscal years ended July 31, 1999, July 29, 2000 and August 4, 2001, and for the six months ended February 2, 2002 and the balance sheet data as of July 29, 2000, August 4, 2001 and February 2, 2002 are derived from audited financial statements included elsewhere in this prospectus. The statement of income data for the fiscal years ended August 2, 1997 and August 1, 1998, and the balance sheet data as of August 2, 1997 and August 1, 1998 are derived from the accounting records of our predecessor company and are not comparable to our statements in all respects due to, among other things, the omission of corporate overhead expense and provision for taxes, different accounting policies and the effect of purchase accounting. The statement of income data for the six months ended February 3, 2001 has been derived from unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements include all normal recurring adjustments, which in the opinion of our management are necessary for this period. Our results of operations for the six months ended February 2, 2002 are not necessarily indicative of the results that may be expected for the entire year or for any future period.

                                         PREDECESSOR COMPANY(1)
                                         -----------------------
                                            FISCAL YEAR ENDED              FISCAL YEAR ENDED(2)            SIX MONTHS ENDED(3)
                                         -----------------------      -------------------------------   -------------------------
                                         AUGUST 2,     AUGUST 1,      JULY 31,   JULY 29,   AUGUST 4,   FEBRUARY 3,   FEBRUARY 2,
                                           1997          1998           1999       2000       2001         2001          2002
                                         ---------     ---------      --------   --------   ---------   -----------   -----------
                                                                                                        (UNAUDITED)
                                               (UNAUDITED)                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Net sales..............................  $123,821      $141,419       $152,506   $213,445   $304,767     $184,369      $284,040
Cost of sales, including certain
  buying, occupancy and warehousing
  expenses.............................   106,789       111,735        110,489    151,973    218,618      124,611       180,054(4)
                                         --------      --------       --------   --------   --------     --------      --------
Gross profit...........................    17,032        29,684         42,017     61,472     86,149       59,758       103,986
Selling, general and administrative
  expenses.............................    26,156        28,157         32,406     45,680     65,918       34,469        55,169(4)
Store closing expenses(5)..............        --            --             --         --        815           --            --
Amortization of negative goodwill......        --            --           (234)      (234)      (234)        (116)           --
                                         --------      --------       --------   --------   --------     --------      --------
Income (loss) from operations..........    (9,124)        1,527          9,845     16,026     19,650       25,405        48,817
Interest expense, net..................        --            --             86        911      1,671        1,082           292
                                         --------      --------       --------   --------   --------     --------      --------
Income (loss) before income taxes......    (9,124)        1,527          9,759     15,115     17,979       24,323        48,525
Provision for income taxes.............        --            --          3,529      5,749      7,065        9,629        19,888
                                         --------      --------       --------   --------   --------     --------      --------
Income (loss) from continuing
  operations...........................    (9,124)        1,527          6,230      9,366     10,914       14,694        28,637
Gain (loss) on discontinued
  operations(6)........................      (288)         (978)          (268)     2,002        405          388            --
                                         --------      --------       --------   --------   --------     --------      --------
Cumulative effect of accounting
  change(7)............................        --            --             --         --         --           --         1,632
Net income (loss)......................    (9,412)          549          5,962     11,368     11,319       15,082        30,269
Preferred dividends....................        --            --          1,235      1,040      1,048          508           574
                                         --------      --------       --------   --------   --------     --------      --------
Net income (loss) available to common
  stockholders.........................  $ (9,412)     $    549       $  4,727   $ 10,328   $ 10,271     $ 14,574      $ 29,695
                                         ========      ========       ========   ========   ========     ========      ========
Basic net income (loss) per common
  share:(8)
  From continuing operations(9)........  $  (0.29)     $   0.05       $   0.16   $   0.27   $   0.32     $   0.46      $   0.89
  From discontinued operations.........     (0.01)        (0.03)         (0.01)      0.06       0.01         0.01            --
  From cumulative accounting change....        --            --             --         --         --           --          0.05
                                         --------      --------       --------   --------   --------     --------      --------
  Net income per share.................  $  (0.30)     $   0.02       $   0.15   $   0.33   $   0.33     $   0.47      $   0.94
                                         ========      ========       ========   ========   ========     ========      ========
Diluted net income (loss) per common
  share:(8)
  From continuing operations(9)........  $  (0.29)     $   0.05       $   0.15   $   0.24   $   0.28     $   0.40      $   0.78
  From discontinued operations.........     (0.01)        (0.03)         (0.01)      0.06       0.01         0.01            --
  From cumulative accounting change....        --            --             --         --         --           --          0.05
                                         --------      --------       --------   --------   --------     --------      --------
  Net income per share.................  $  (0.30)     $   0.02       $   0.14   $   0.30   $   0.29     $   0.41      $   0.83
                                         ========      ========       ========   ========   ========     ========      ========
Basic weighted average number of shares
  outstanding..........................    31,047        31,047         31,048     31,069     31,339       31,183        31,633
Diluted weighted average number of
  shares
  outstanding..........................    31,047        31,047         34,497     34,693     35,465       35,177        36,000

                                         PREDECESSOR COMPANY(1)
                                         -----------------------
                                            FISCAL YEAR ENDED              FISCAL YEAR ENDED(2)            SIX MONTHS ENDED(3)
                                         -----------------------      -------------------------------   -------------------------
                                         AUGUST 2,     AUGUST 1,      JULY 31,   JULY 29,   AUGUST 4,   FEBRUARY 3,   FEBRUARY 2,
                                           1997          1998           1999       2000       2001         2001          2002
                                         ---------     ---------      --------   --------   ---------   -----------   -----------
                                               (UNAUDITED)                                              (UNAUDITED)
SELECTED OPERATING DATA:
Number of stores open at end of
  period...............................       113           119            129        178        252          224           278
Comparable store sales increase
  (decrease)(10).......................      (7.2)%(11)    10.7%           5.5%      14.5%       8.7%        14.5%         23.0%
Average store sales (in
  thousands)(12).......................  $  1,088      $  1,194       $  1,258   $  1,372   $  1,360     $    872      $  1,028
Average square footage per store(13)...     3,727         3,719          3,687      3,548      3,437        3,460         3,463
Sales per square foot(14)..............  $    293      $    317       $    339   $    380   $    392     $    250      $    297

                                           PREDECESSOR COMPANY
                                         -----------------------
                                                  AS OF                            AS OF
                                         -----------------------      -------------------------------                    AS OF
                                         AUGUST 2,     AUGUST 1,      JULY 31,   JULY 29,   AUGUST 4,                 FEBRUARY 2,
                                           1997          1998           1999       2000       2001                       2002
                                         ---------     ---------      --------   --------   ---------                 -----------
                                               (UNAUDITED)                    (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital........................  $ 25,519      $ 19,833       $ 22,028   $  8,186   $ 10,810                   $ 38,181
Total assets...........................    78,800        56,234         58,899     93,539    121,128                    146,927
6% Series A exchangeable redeemable
  preferred stock......................        --            --          4,885         --         --                         --
12 1/2% Series B redeemable preferred
  stock................................        --            --          7,070      7,995      9,043                      9,617
Total debt.............................    64,538(15)    57,396(15)        565     26,987     35,267                         --
Total stockholders' equity (deficit)...   (14,339)      (13,790)         5,676     16,006     26,290                     60,190

---------------
 (1) The predecessor company's results of operations were derived from the accounting records of Federated Department Stores, Inc. Prior to August 3, 1998, when we were sold by Federated, we were included in its consolidated financial statements and no corporate expenses or taxes were allocated to our financial statements. In addition, our predecessor company's financial statements were prepared based on different accounting policies, and do not reflect the effect of purchase accounting. Therefore, our results of operations could have been materially different if we were reported as a standalone company at that time. Net income (loss) per common share was calculated using the number of outstanding shares at August 3, 1998.

 (2) Our results of operations for fiscal 2001 included 53 weeks compared to 52 weeks for all other fiscal years presented in this prospectus. In January 2002, we changed our fiscal year end from the Saturday closest to July 31 to the Saturday closest to January 31 of each year.

 (3) Our results of operations for our fiscal six months ended February 3, 2001 included 27 weeks compared to 26 weeks for our fiscal six months ended February 2, 2002.

 (4) On December 21, 2001, we granted options to purchase 565,997 shares of our common stock with an exercise price which was less than the fair market value of our common stock at the time of such grant. The equity based compensation expense will total approximately $8,445,000, of which $845,000 and $3,127,000 were recorded in cost of sales and selling, general and administrative expenses, respectively, in the six months ended February 2, 2002. In addition, we will record amortization for equity based compensation of $620,000 in the thirteen weeks ended May 4, 2002 and acceleration of the unamortized balance of $3,853,000 associated with the immediate vesting of options upon the consummation of this offering.

 (5) Reflects charge incurred in connection with the closing of seven aero kids concept stores.

 (6) On February 25, 2000, we decided to discontinue our Chelsea Cambell specialty store business and we closed all Chelsea Cambell stores by the end of December 2000. The operating results of this segment for all years have been reclassified as discontinued operations.

 (7) On August 5, 2001, we adopted Statement of Accounting Standards No. 142, Goodwill and Other Intangibles. With the adoption, the remaining balance of negative goodwill was recorded as cumulative effect of accounting change.

 (8) All per share information reflects a 376.328-for-1 split of all of our common stock which we effected on May 10, 2002.

 (9) Income from continuing operations per share has been computed after deducting preferred dividends.

(10) Our comparable store sales percentages are based on net sales and stores are considered comparable beginning on the first day of the fiscal month following the fourteenth full fiscal month of sales.

(11) Represents a period in which our current management did not influence the assortment of merchandise in our stores.

(12) Our average store sales are based on total net sales divided by the weighted average of all stores open for the entire period.

(13) Our average square footage per store is based on all open stores at the end of the period.

(14) Our sales per square foot consists of total net sales, divided by the weighted average of gross square footage of all stores open for the entire period.

(15) Represents intercompany debt to our former parent company.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion in conjunction with our consolidated financial statements and related notes that appear elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs, and which involve risks, uncertainties and assumptions. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that might cause future results to differ materially from those discussed in the forward-looking statements include, but are not limited to, those discussed in "Risk Factors."

OVERVIEW

     The Aeropostale brand was established by R.H. Macy & Co., Inc. as a department store private label initiative in the early 1980s targeting men in their twenties. As a result of the label's initial success, Macy's opened the first mall-based Aeropostale specialty store in 1987. Over the next decade, Macy's and then its current parent company, Federated Department Stores, Inc., continued new store expansion and opened over 100 stores. In 1996, Federated hired Julian Geiger as Chief Executive Officer of its specialty store division which included Aeropostale and a specialty store concept that targeted career women, which was renamed Chelsea Cambell after we became an independent company. Julian Geiger and management subsequently determined that there was significant opportunity for Aeropostale to increase its merchandise offering for young women, whom we recognized as the fastest-growing target demographic. Additionally, we decided to position our merchandise assortment as more mainstream, active-oriented casual wear to attract a broader customer base. In August 1998, Federated sold its specialty store division to our management team and Bear Stearns Merchant Banking.

     Bear Stearns Merchant Banking and our management team led by Julian Geiger believed that an opportunity existed to grow our concept nationally by leveraging our profitable new store model and merchandising strategy. We undertook a number of initiatives to establish the independence of our business, including hiring additional senior management, investing in infrastructure and strengthening vendor relationships. Subsequently, we discontinued the operations of Chelsea Cambell to focus solely on our brand. Our strong operating results reflect the initiatives taken by our management team, as well as the increasing acceptance of our brand and merchandise. Since August 3, 1998, we have increased our store count by 159 to 278 stores in 33 states and the District of Columbia, as of February 2, 2002. From the end of fiscal 1998 through fiscal 2001, we have increased net sales from $141.4 million to $304.8 million and our sales for the six months ended February 2, 2002 increased to approximately $284.0 million from approximately $184.4 million for the six months ended February 3, 2001. Our sales per square foot also grew from $317 to $392 from the end of fiscal 1998 through fiscal 2001 and from $250 in the six months ended February 3, 2001 to $297 in the six months ended February 2, 2002. Furthermore, we achieved comparable store sales growth of 5.5% for fiscal 1999, 14.5% for fiscal 2000, 8.7% for fiscal 2001 and 23.0% for the six months ended February 2, 2002.

GENERAL

     Net sales. Net sales consist of sales from comparable stores and non-comparable stores. A store is not included in comparable store sales until the first day of the fiscal month following the fourteenth full fiscal month of sales. Non-comparable store sales include sales in the current fiscal year from our stores opened during the previous fiscal year before they are considered comparable stores and new stores opened during the current fiscal year. In addition, all sales generated from stores that we have closed and through our arrangements with colleges and universities for organized sales events are included in non-comparable store sales.

     Cost of sales. Cost of sales includes the cost of merchandise, distribution and warehousing, freight from the distribution center and warehouse to the stores, payroll for our design, buying and merchandising personnel and store occupancy costs. Store occupancy costs include rent, contingent rents, common area maintenance, real estate taxes, utilities, repairs, maintenance and depreciation. On December 21, 2002, we granted options to purchase 565,997 shares of our common stock with an exercise price which was less than the fair market value of our common stock at the time of such grant. The equity based compensation expense will total approximately $8,445,000, of which $1,797,000 will be recorded in cost of sales. We recorded equity based compensation expense of $845,000 in cost of sales for the six months ended February 2, 2002. We will incur additional amortization for equity based compensation of $132,000 in the thirteen weeks ended May 4, 2002 and acceleration of the unamortized balance of $820,000 associated with the immediate vesting of options upon the consummation of this offering.


     Selling, general and administrative expenses. Selling, general and administrative expenses include selling, store management and corporate expenses, including payroll and employee benefits, other than for our design, buying and merchandising personnel, employment taxes, management information systems, marketing, insurance, legal, store pre-opening and other corporate level expenses. Store pre-opening expenses include store level payroll, grand opening event marketing, travel, supplies and other store opening expenses. Corporate level expenses are primarily attributable to our corporate offices in New York, New York, and Wayne, New Jersey. On December 21, 2001, we granted options to purchase 565,997 shares of our common stock with an exercise price which was less than the fair market value of our common stock at the time of such grant. The equity based compensation expense will total approximately $8,445,000, of which $6,648,000 will be recorded in selling, general and administrative expenses. We recorded equity based compensation expense of $3,127,000 in selling, general and administrative expenses for the six months ended February 2, 2002. We will incur additional amortization for equity based compensation of $488,000 in the thirteen weeks ended May 4, 2002 and acceleration of the unamortized balance of $3,033,000 associated with the immediate vesting of options upon the consummation of this offering.


     Store closing expenses. In fiscal 2000, we tested a new store concept by opening seven aero kids stores which targeted children 6 to 12 years old. Although the concept showed growth potential, we decided that there was significant expansion opportunity for our core Aeropostale store format, and we determined to focus our resources solely on this concept. We recorded a noncash charge of $815,000 in fiscal 2001 to reflect the write-down of leasehold improvements and store fixtures and equipment to the net realizable value and subsequently closed the seven aero kids' stores by October 2001.

     Interest expense, net. Interest expense, net of interest income, includes interest relating to our revolving credit facility and amortization of financing intangibles.

     Discontinued operations. On February 25, 2000, we decided to discontinue our Chelsea Cambell specialty store business and we closed all Chelsea Cambell stores by the end of December 2000. The operating results of this segment for all years have been reclassified as discontinued operations.

     Cumulative effect of accounting change. On August 5, 2001, we adopted Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets, which requires companies to no longer amortize negative goodwill. The cumulative effect of this change resulted in a gain of $1.6 million in the six months ended February 2, 2002.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires the appropriate application of certain accounting policies, many of which require us to make estimates and assumptions about future events and their impact on amounts reported in our financial statements and related notes. Since future events and their impact cannot be determined with certainty, the actual results will inevitably differ from our estimates. Such differences could be material to the financial statements.

     We believe application of accounting policies, and the estimates inherently required therein, are reasonable. These accounting policies and estimates are constantly reevaluated, and adjustments are made when facts and circumstances dictate a change. Historically, we have found our application of accounting policies to be appropriate, and actual results have not differed materially from those determined using necessary estimates except for the change in estimated useful lives described in
Note 2 to the financial statements.

     Our accounting policies are more fully described in Note 2 to the financial statements, located elsewhere in this prospectus. We have identified certain critical accounting policies which are described below.

     Merchandise inventory. Our merchandise inventory is carried at the lower of cost or market on a first-in, first-out basis. We make certain assumptions to adjust inventory based on historical experience and current information in order to assess that inventory is recorded properly at the lower of cost or market. These assumptions can have a significant impact on current and future operating results and financial position.

     Long-lived assets. In evaluating the fair value and future benefits of long-lived assets, we perform an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets and reduce their carrying value by the excess, if any, of the result of such calculation. We believe at this time that the long-lived assets' carrying values and useful lives continues to be appropriate.

FISCAL YEAR

     In January 2002, our board of directors resolved to change our fiscal year end from the Saturday closest to July 31 to the Saturday closest to January 31 of each year. We changed our fiscal year end to conform with the practice generally followed in our industry.

RESULTS OF OPERATIONS

     The following table sets forth our results of operations expressed as a percentage of total net sales for the period indicated:

                                          FISCAL YEAR ENDED               SIX MONTHS ENDED(1)
                                  ---------------------------------    --------------------------
                                  JULY 31,    JULY 29,    AUGUST 4,    FEBRUARY 3,    FEBRUARY 2,
                                    1999        2000        2001          2001           2002
                                  --------    --------    ---------    -----------    -----------
                                                                       (UNAUDITED)
Net sales.......................   100.0%      100.0%       100.0%        100.0%         100.0%
Gross profit....................    27.6        28.8         28.3          32.4           36.6
Selling, general and
  administrative expenses.......    21.2        21.4         21.6          18.7           19.4
Store closing expenses..........      --          --          0.3            --             --
Amortization of negative
  goodwill......................    (0.2)       (0.1)        (0.1)         (0.1)            --
Income from operations..........     6.5         7.5          6.4          13.8           17.2
Interest expense, net...........     0.1         0.4          0.5           0.6            0.1
Income before income taxes......     6.4         7.1          5.9          13.2           17.1
Provision for income taxes......     2.3         2.7          2.3           5.2            7.0
Income from continuing
  operations....................     4.1         4.4          3.6           8.0           10.1
Gain (loss) on discontinued
  operations....................    (0.2)        0.9          0.1           0.2             --
Cumulative effect of accounting
  change........................      --          --           --            --            0.6
Net income......................     3.9         5.3          3.7           8.2           10.7

---------------
(1)Our results of operations for our fiscal six months ended February 3, 2001 included 27 weeks compared to 26 weeks for our fiscal six months ended February 2, 2002.

  Six months ended February 2, 2002 compared to six months ended February 3, 2001 (unaudited).

     Net sales. Our net sales for the six months ended February 2, 2002, increased to approximately $284.0 million from approximately $184.4 million for the six months ended February 3, 2001, an increase of approximately $99.6 million. Of this increase, comparable store sales contributed approximately $37.4 million and non-comparable store sales contributed approximately $62.2 million. Of the net sales for the six months ended February 3, 2001, $2.7 million were generated during the extra week included in that period. Comparable store sales increased by 23.0% for the six months ended February 2, 2002, compared to an increase of 14.5% in comparable store sales in the six months ended February 3, 2001. This increase was due to higher comparable sales of young women's merchandise and accessories, with young men's comparable sales essentially unchanged. The increase in non-comparable store sales was primarily due to 54 more stores open at the end of the six months ended February 2, 2002 as compared to the prior period.

     Gross profit. Our gross profit, which represents net sales less cost of sales, increased approximately $44.2 million in the six months ended February 2, 2002 to approximately $104.0 million from approximately $59.8 million for the six months ended February 3, 2001. As a percentage of net sales, gross profit increased to 36.6% from 32.4% during these periods. This increase is primarily attributable to an approximate 2.8% increase in merchandise margins due to a shift in our merchandise mix as we sold a greater percentage of young women's apparel, which has higher margins than young men's merchandise. Furthermore, occupancy and payroll costs, which are relatively fixed, were lower as a percentage of net sales than in the prior period which caused margins to increase. Included in cost of sales during the six months ended February 2, 2002 is a $845,000 charge for equity based compensation.

     Selling, general and administrative expenses. Our selling, general and administrative expenses increased approximately $20.7 million for the six months ended February 2, 2002 to approximately $55.2 million from approximately $34.5 million for the six months ended February 3, 2001. This increase was partially due to an approximate $11.7 million increase in payroll expenses that resulted from new store growth in addition to compensation costs incurred in connection with incentive bonus programs. Furthermore, we incurred a $3.1 million charge for equity based compensation during the six months ended February 2, 2002. As a percent of net sales, selling, general and administrative expenses increased to 19.4% from 18.7%. This increase as a percentage of sales volume was due to the charge for equity based compensation, offset by an increased leverage of store payroll.

     Interest expense. Our interest expense decreased approximately $0.8 million, from $1.1 million for the six months ended February 3, 2001 to approximately $0.3 million for the six months ended February 2, 2002, primarily due to lower average borrowings.

     Income taxes. Our effective tax rate of 41.0% for the six months ended February 2, 2002 compares to an effective tax rate of 39.6% for the six months ended February 3, 2001. Our effective tax rate increased as a result of the increase in our federal tax rate, partially offset by the elimination of the negative goodwill amortization.

     Gain from continuing operations. Our income from continuing operations increased approximately $13.9 million for the six months ended February 2, 2002 to approximately $28.6 million from approximately $14.7 million for the six months ended February 3, 2001. This increase was primarily due to increased sales and gross profit, partially offset by an equity based compensation expense incurred in this period.

     Income from discontinued operations. All Chelsea Cambell stores were closed by the end of December 2000; therefore, no activity occurred during the six months ended February 2, 2002. For the six months ended February 3, 2001, our Chelsea Cambell stores had net sales of $2.9 million and expenses of $2.5 million.

     Net income. Our net income increased by approximately $15.2 million, to approximately $30.3 million in the six months ended February 2, 2002 from approximately $15.1 million in the six months ended February 3, 2001. As a percentage of net sales, net income increased to 10.7% from 8.2% during these periods.

 Fiscal year 2001 compared to fiscal year 2000.

     Net sales. Our net sales for fiscal 2001 increased to approximately $304.8 million from approximately $213.4 million in fiscal 2000, an increase of approximately $91.4 million. Of this increase, comparable store sales contributed approximately $17.1 million and non-comparable store sales contributed approximately $74.3 million. Comparable store sales increased by 8.7% in fiscal 2001, compared to an increase of 14.5% in comparable store sales in fiscal 2000. This increase was due to higher comparable sales of young women's merchandise and accessories, partially offset by a decrease in young men's comparable sales. The increase in non-comparable store sales was primarily due to an increase in our store count by 74 stores in fiscal 2001.

     Gross profit. Our gross profit increased approximately $24.6 million in fiscal 2001 to approximately $86.1 million from approximately $61.5 million for fiscal 2000. As a percentage of net sales, gross profit decreased to 28.3% from 28.8% during these periods. This decrease was primarily attributable to lower merchandise margins of approximately 0.5% due to higher markdowns across all merchandise categories.

     Selling, general and administrative expenses. Our selling, general and administrative expenses increased approximately $20.2 million in fiscal 2001 to approximately $65.9 million from approximately $45.7 million in fiscal 2000. Our payroll expenses increased by approximately $14.7 million in fiscal 2001 over the prior fiscal year principally as a result of new store growth, in addition to compensation costs incurred in connection with incentive bonus programs. The remaining increase was due to variable sales expenses. In addition, part of this increase was attributable to increased marketing initiatives for which we spent approximately $2.2 million in fiscal 2001 as compared to approximately $1.1 million in fiscal 2000. As a percentage of net sales, selling, general and administrative expenses increased to 21.6% in fiscal 2001 from 21.4% in fiscal 2000.

     Interest expense. Our interest expense increased by approximately $0.8 million from $0.9 million in fiscal 2000 to approximately $1.7 million in fiscal 2001 primarily due to higher seasonal borrowings necessitated by our higher store count.

     Income taxes. Our effective tax rate of 39.3% in fiscal 2001 compares to an effective tax rate of 38.0% in fiscal 2000. This increase was the result of an increase in income in states with higher tax rates.

     Income from continuing operations. Our income from continuing operations increased approximately $1.5 million in fiscal 2001 to approximately $10.9 million from approximately $9.4 million in fiscal 2000. This increase was primarily due to increased sales and gross profit.

     Gain (loss) from discontinued operations. In fiscal 2001, we recognized a gain of approximately $0.4 million from the discontinuation of our Chelsea Cambell business after having recognized a gain of approximately $2.0 million in fiscal 2000. The amount recognized in fiscal 2001 represents actual amounts compared to estimated loss on disposal for fiscal 2000.

     Net income. Our net income in fiscal 2001 decreased to approximately $11.3 from approximately $11.4 million in fiscal 2000, a decrease of $0.1 million. As a percentage of net sales, net income decreased to 3.7% from 5.3% during these periods.

 Fiscal year 2000 compared to fiscal year 1999.

     Net sales. Our net sales for fiscal 2000 increased to approximately $213.4 million from approximately $152.5 million in fiscal 1999, an increase of approximately $60.9 million. Of this increase, comparable store sales contributed approximately $21.4 million and non-comparable store sales contributed approximately $39.5 million. Comparable store sales increased by 14.5% in fiscal 2000, compared to an increase of 5.5% in comparable store sales in fiscal 1999. This increase was due to higher comparable sales in all merchandise categories. The increase in non-comparable store sales was primarily due to an increase in our store count by 49 stores in fiscal 2000.

     Gross profit. Our gross profit increased approximately $19.5 million in fiscal 2000 to approximately $61.5 million from approximately $42.0 million in fiscal 1999. As a percentage of net sales, gross profit increased to 28.8% from 27.6% during these periods. Included in this increase was a 1.6% decrease in occupancy costs as a percentage of sales in fiscal 2000 as compared to fiscal 1999.

     Selling, general and administrative expenses. Our selling, general and administrative expenses increased approximately $13.3 million in fiscal 2000 to approximately $45.7 million from approximately $32.4 million in fiscal 1999. This increase was mainly due to an increase of approximately $7.5 million in payroll expenses attributable to new store growth and an increase of approximately $1.1 million in marketing expenditures. The remaining increase was due to variable sales expenses. As a percentage of net sales, selling, general and administrative expenses increased to 21.4% in fiscal 2000 from 21.2% in fiscal 1999.

     Interest expense. Our interest expense increased by approximately $0.8 million from $0.1 million in fiscal 1999 to approximately $0.9 million in fiscal 2000, primarily due to higher seasonal borrowing.

     Income taxes. Our effective tax rate of 38.0% for fiscal 2000 compares to an effective tax rate of 36.2% for fiscal 1999. This increase was the result of an increase in income in states with higher tax rates.

     Income from continuing operations. Our income from continuing operations increased approximately $3.2 million in fiscal 2000, to approximately $9.4 million from approximately $6.2 million in fiscal 1999. This increase was primarily due to increased sales and gross profit partially offset by increased income taxes.

     Gain (loss) from discontinued operations. We recorded a $2.0 million gain in fiscal 2000 attributable to the discontinuation of our Chelsea Cambell business after having recognized a loss of approximately $0.3 million in fiscal 1999. The gain recognized in fiscal 2000 includes a loss from Chelsea Cambell operations and an estimated loss on disposal, offset by the associated tax benefit and a negative goodwill write off.

     Net income. Our net income in fiscal 2000 increased to approximately $11.4 million from approximately $6.0 million in fiscal 1999, an increase of approximately $5.4 million. As a percentage of net sales, net income increased to 5.3% from 3.9% during these periods. This increase was primarily due to increases in sales and gross profit and a gain on discontinued business operations.

QUARTERLY RESULTS AND SEASONALITY

     The following table sets forth our historical unaudited quarterly consolidated statements of operations data for each of the eight fiscal quarters ended August 4, 2001, and for the thirteen weeks ended November 3, 2001 and February 2, 2002 and such information expressed as a percentage of our revenue. This unaudited quarterly information has been prepared on the same basis as the annual audited financial statements appearing elsewhere in this prospectus, and includes all necessary adjustments, consisting only of normal recurring adjustments, that we consider necessary to present fairly the financial information for the quarters presented. The quarterly data should be read in conjunction with the audited consolidated financial statements and the related notes appearing elsewhere in this prospectus.

                                      FISCAL 2000                                 FISCAL 2001
                       ------------------------------------------   ---------------------------------------
                                  THIRTEEN WEEKS ENDED                       THIRTEEN WEEKS ENDED
                       ------------------------------------------   ---------------------------------------
                       OCT. 30,   JAN. 29,   APRIL 29,   JULY 29,   OCT. 28,   FEB. 3,    MAY 5,    AUG. 4,
                         1999       2000       2000        2000       2000     2001(1)     2001      2001
                       --------   --------   ---------   --------   --------   --------   -------   -------
STATEMENT OF INCOME
  DATA:
  Net sales..........  $53,331    $72,164     $40,552    $47,398    $76,831    $107,538   $56,629   $63,769
  Gross profit.......   18,593     24,669       8,487      9,723     25,750      34,008    12,458    13,933
  Income (loss) from
    continuing
    operations.......    4,413      7,667      (1,428)    (1,286)     6,007       8,687    (2,049)   (1,731)
  Gain (loss) from
    discontinued
    operations.......     (611)    (1,596)     (1,621)     5,830         --         388         2        15
  Net income
    (loss)...........    3,802      6,071      (3,049)     4,544      6,007       9,075    (2,047)   (1,716)


                       THIRTEEN WEEKS ENDED
                       ---------------------
                        NOV. 3,     FEB. 2,
                         2001        2002
                       ---------   ---------
STATEMENT OF INCOME
  DATA:
  Net sales..........  $126,019    $158,021
  Gross profit.......    48,934      55,052(3)
  Income (loss) from
    continuing
    operations.......    14,727      13,910(3)
  Gain (loss) from
    discontinued
    operations.......        --          --
  Net income
    (loss)...........    16,359(2)   13,910

                                      FISCAL 2000                                 FISCAL 2001
                       ------------------------------------------   ---------------------------------------
                                  THIRTEEN WEEKS ENDED                       THIRTEEN WEEKS ENDED             THIRTEEN WEEKS ENDED
                       ------------------------------------------   ---------------------------------------   ---------------------
                       OCT. 30,   JAN. 29,   APRIL 29,   JULY 29,   OCT. 28,   FEB. 3,    MAY 5,    AUG. 4,    NOV. 3,     FEB. 2,
                         1999       2000       2000        2000       2000     2001(1)     2001      2001       2001        2002
                       --------   --------   ---------   --------   --------   --------   -------   -------   ---------   ---------
AS A PERCENTAGE OF
  NET SALES:
  Net sales..........    100.0%     100.0%      100.0%     100.0%     100.0%      100.0%    100.0%    100.0%     100.0%      100.0%
  Gross profit.......     34.9       34.2        20.9       20.5       33.5        31.6      22.0      21.8       38.8        34.8
  Income (loss) from
    continuing
    operations.......      8.3       10.6        (3.5)      (2.7)       7.8         8.1      (3.6)     (2.7)      11.7         8.8
  Net income
    (loss)...........      7.1        8.4        (7.5)       9.6        7.8         8.4      (3.6)     (2.7)      13.0         8.8
DILUTED INCOME (LOSS)
  PER SHARE:
  From continuing
    operations.......  $  0.12    $  0.22     $ (0.06)   $ (0.05)   $  0.17    $   0.24   $ (0.07)  $ (0.06)  $   0.40    $   0.38
  From discontinued
    operations.......    (0.02)     (0.05)      (0.05)      0.17         --        0.01        --        --         --          --
  From cumulative
    accounting
    change...........       --         --          --         --         --          --        --        --       0.05          --
                       -------    -------     -------    -------    -------    --------   -------   -------   --------    --------
  Net income.........  $  0.10    $  0.17     $ (0.11)   $  0.12    $  0.17    $   0.25   $ (0.07)  $ (0.06)  $   0.45    $   0.38
                       =======    =======     =======    =======    =======    ========   =======   =======   ========    ========
SELECTED OPERATING
  DATA:
  Comparable store
    sales increase
    (decrease).......     18.6%      19.0%       10.1%       6.8%      12.7%       15.9%      3.4%     (0.4)%     22.8%       23.1%

     The per share amounts are calculated independently for each thirteen-week period presented. The sum of the thirteen weeks may not equal the full year per share amounts.
---------------

(1)The fiscal quarter ended February 3, 2001 included 14 calendar weeks.

(2) On August 5, 2001, we adopted Statement of Accounting Standards No. 142 "Goodwill and Other Intangibles." With the adoption, we recorded income from cumulative effect of such accounting change of $1.6 million.

(3)On December 21, 2001, we granted options to purchase 565,997 shares of our common stock with an exercise price which was less than the fair market value of our common stock at the time of such grant. The equity based compensation expense will total approximately $8,445,000, of which $845,000 and $3,127,000 were recorded in cost of sales and selling, general and administrative expenses, respectively, in the six months ended February 2, 2002. In addition, we will record amortization for equity based compensation of $620,000 in the thirteen weeks ended May 4, 2002 and acceleration of the unamortized balance of $3,853,000 associated with the immediate vesting of options upon the consummation of this offering.

LIQUIDITY AND CAPITAL RESOURCES

     Our cash requirements are primarily for working capital, the construction of new stores, the remodeling of existing stores and the improvement to our information systems. Historically, these cash requirements have been met through cash flow from operations and borrowings under our credit facility with Fleet Retail Finance, Inc. At February 2, 2002, we had working capital of approximately $38.2 million.

     During fiscal 2001 our net cash provided by operations was approximately $19.6 million, generated by our operating earnings and increased current liabilities and offset by purchases of merchandise inventory and other assets.

     For the six months ended February 2, 2002, our net cash provided by operations was approximately $82.9 million. Our net cash provided by operations resulted from net income and a decrease in working capital.

     Our cash used in investing activities for fiscal 2001 and for the six months ended February 2, 2002, was entirely used for capital expenditures. These expenditures, consisting primarily of the construction of new stores, remodeling of existing stores and investments in technology, were approximately $9.4 million for the six months ended February 2, 2002 and approximately $23.9 million for fiscal 2001. Our future capital requirements will depend primarily on the number of new stores we open and the number of existing stores we remodel and the timing of these expenditures. We opened 74 new stores in fiscal 2001, 34 stores in the six-month period ended February 2, 2002 and expect to open approximately 80 stores in fiscal 2002. Projected capital expenditures for fiscal 2002 are approximately $27.5 million, to be used primarily to fund new store openings and technology investments. Historically, we have financed such capital expenditures with cash from operations and borrowings under our credit facility. We believe that we will continue to finance capital expenditures in this manner during fiscal 2002.

     In fiscal 2001 we had net borrowings of approximately $8.3 million. For the six months ended February 2, 2002, we had a net repayment under our credit facility of approximately $35.3 million. Our secured revolving credit facility with Fleet, as agent, provides us with up to $55.0 million based upon our inventory balances, seasonal advance rates and third party credit card balances. Borrowings bear interest at our option at either the rate per annum at which deposits on U.S. dollars are offered to Fleet in the Eurodollar market, referred to as the eurodollar rate, plus 1.50% to 2.00% or the base rate announced from time to time by Fleet, dependent upon excess availability. As of April 29, 2002, there was no balance under the revolving credit facility. The revolving credit facility contains financial performance and capital expense covenants, and has a termination date of July, 2004. There are fees for early termination. The revolving credit facility contains a minimum EBITDA covenant, tested monthly. The facility also contains a maximum capital expenditures covenant, tested quarterly.

     Events of default under the credit facility include, subject to grace periods and notice provisions in certain circumstances, failure to pay principal amounts when due, failure to perform covenant or liability requirements, misrepresentation, default of leases, excess uninsured casualty loss, excess uninsured judgment or restraint of business, business failure or application for bankruptcy, indictment of or institution of any legal process or proceeding under federal, state, municipal or civil statutes, legal challenges to loan documents, and a change in control, other than an initial public offering. If an event of default occurs, the lenders under the credit facility will be entitled to take various actions, including the acceleration of amounts due and requiring that all such amounts be immediately paid in full as well as possession and sale of all assets that have been used for collateral.

     We have not issued any letters of credit for the purchase of merchandise inventory or any capital expenditure.

     As of February 2, 2002 we had approximately $45.0 million in cash available to fund operations and future store growth. In addition, we had approximately $27.3 million available for borrowings under our credit facility as of February 2, 2002, which availability is limited by the credit facility's borrowing base collateral requirements. In general, the borrowing base equals a seasonally adjusted percentage of the retail value of our inventory and 80% of our third party credit card balances. We believe that cash flows from operations, our current cash balance, funds available under our revolving credit facility and cash proceeds from this offering will be sufficient to meet our working capital needs and planned capital expenditures for fiscal 2002.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

     The following tables summarize our contractual obligations and commercial commitments as of February 2, 2002:

                                                                    PAYMENTS DUE IN PERIOD
                                                           -----------------------------------------
                                                           WITHIN                            AFTER 5
                                                 TOTAL     1 YEAR    2-3 YEARS   4-5 YEARS    YEARS
                                                --------   -------   ---------   ---------   -------
                                                             (IN THOUSANDS OF DOLLARS)
Contractual Obligations
  Employment contracts........................  $  2,100   $   900    $ 1,200     $    --    $    --
  Sponsor fee.................................       200       200         --          --         --
  Merchandise agreement.......................     4,455       990      1,980       1,485         --
  Operating leases............................   177,202    27,188     49,806      37,073     63,135
                                                --------   -------    -------     -------    -------
  Total contractual obligations...............  $183,957   $29,278    $52,986     $38,558    $63,135
                                                ========   =======    =======     =======    =======

                                                            AMOUNT OF COMMITMENT PER PERIOD
                                                  ----------------------------------------------------
                                                    TOTAL
                                                   AMOUNTS    WITHIN                           AFTER 5
                                                  COMMITTED   1 YEAR   2-3 YEARS   4-5 YEARS    YEARS
                                                  ---------   ------   ---------   ---------   -------
                                                               (IN THOUSANDS OF DOLLARS)
Commercial Commitments
  Lines of credit, nothing outstanding..........   $   --     $   --    $   --      $   --     $   --
  Standby letters of credit, nothing
     outstanding................................       --         --        --          --         --
  Bear Stearns Merchant Banking offering fee....      338        338        --          --         --
  Offering bonus................................      200        200        --          --         --
                                                   ------     ------    ------      ------     ------
  Total commercial commitments..................   $  538     $  538    $   --      $   --     $   --
                                                   ======     ======    ======      ======     ======

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 2001, the Financial Accounting Standards Board issued two new pronouncements: SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets.

     SFAS No. 141 addresses financial accounting and reporting for business combinations and supersedes APB No. 16, Business Combinations, and FASB Statement No. 38, Accounting for Preacquisition Contingencies of Purchased Enterprises. Under SFAS No. 141, all business combinations are to be accounted for using one method, the purchase method. SFAS 141 prohibits the use of the pooling-of-interest method for business combinations initiated after June 30, 2001 and applies to all business combinations accounted for by the purchase method that are completed after June 30, 2001. We have determined that the adoption of this statement will not have an impact on our financial statements.

     SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes ABP No. 17, Intangible Assets. This pronouncement changes the accounting for goodwill from an amortization method to an impairment only approach. SFAS 142 is effective for fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. The adoption of this statement had an approximately $1.6 million impact on our financial statements for the write-off of the net negative goodwill as of August 5, 2001.

     In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement supersedes SFAS No. 121 but retains the fundamental provisions of SFAS No. 121 for recognition and measurement of the impairment of long-lived assets to be held and used and measurement of long-lived assets to be disposed of by sale. However, SFAS No. 144 applies the fair value method for testing of impairment, which differs from SFAS No. 121. SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30 as it pertains to disposal of a business segment but retains the requirement of that opinion to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. We are evaluating the impact of the adoption of this standard and have not yet determined the effect of its adoption on our financial position and results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Interest rates. Our market risks relate primarily to changes in interest rates. We bear this risk in two specific ways. First, our revolving credit facility carries a variable interest rate that is tied to market indices and, therefore, our statement of income and our cash flows will be exposed to changes in interest rates. As of February 2, 2002, we had no principal outstanding. Outstanding balances under our credit facility bear interest at our option at either the eurodollar rate plus 1.50% to 2.00% or the base rate announced from time to time by Fleet. Based on the weighted average borrowings outstanding during 2001, a 100 basis point change in interest rates would result in an approximate $188,000 change to our annual interest expense. The second component of interest rate risk involves the short term investment of excess cash in short term, investment grade interest bearing securities. These investments are considered to be cash equivalents and are shown that way on our balance sheet. If there are changes in interest rates, those changes would affect the investment income we earn on these investments and, therefore, impact our cash flows and results of operations.

INFLATION

     We do not believe that inflation has had a material adverse impact on our business or operating results during the periods presented. We cannot assure you, however, that our business will not be affected by inflation in the future.

                                    BUSINESS

OVERVIEW

     Our company is a fast-growing, mall-based specialty retailer of casual apparel and accessories that targets both young women and young men aged 11 to
20. We provide our customers with a focused selection of high-quality, active-oriented, fashion basic merchandise at compelling values. We maintain complete control over our proprietary brand by designing and sourcing all of our merchandise. Our products can be purchased only in our stores, which sell Aeropostale merchandise exclusively. We create a fun and high energy shopping experience through the use of creative visual merchandising, colorful in-store signage, bright lighting, popular music and an enthusiastic, well-trained sales force. Our average store size of approximately 3,500 square feet is generally smaller than that of our mall-based competitors and we believe that this enables us to achieve higher sales productivity and project a sense of activity and excitement. As of February 2, 2002, we operated 278 stores in 33 states and the District of Columbia.

     A key differentiating aspect of our design and merchandising strategy is to keep our styles and product offerings geared towards the demands of our target customers' active lifestyles. We believe in maintaining a brand that minimizes fashion risk by reflecting mainstream fashion rather than cutting-edge trends. Our merchandise consists primarily of fashion basic apparel that projects a casual and comfortable image. We provide a focused assortment of high-quality merchandise, including graphic t-shirts, tops, bottoms, sweaters, jeans, outerwear and accessories. Today, much of our merchandise features our "Aeropostale" or "Aero" logo with which many of our customers have come to identify. Through our integrated in-house design and merchandising teams and quick-turn sourcing relationships, we are able to interpret and react quickly to mainstream fashion trends and replenish fast-selling inventory rapidly.

BUSINESS STRENGTHS

     We believe that our key business strengths will enable us to continue to expand our store base and grow profitably.

     Differentiated and recognizable brand. We have created an active lifestyle brand image for both young women and young men aged 11 to 20. In an effort to differentiate the Aeropostale brand from that of our competitors, our design and merchandising teams focus on what our customers want and can afford. As a result, our merchandise is comprised of high-quality, comfortable, active-oriented apparel and accessories that reflect widely accepted fashion trends. Our "Aeropostale" and "Aero" logos further strengthen our brand recognition and create an association with which many of our customers have come to identify. We believe that in the markets we serve, our brand is recognized by our target customers and our stores are viewed as preferred shopping destinations.

  Disciplined operating and financial practices.

     - Operating discipline. Our operating discipline extends throughout all aspects of our company. Our design and merchandising teams work closely together to identify and capitalize on proven fashion trends that have broad appeal among our target customer base. Our designers and merchandisers are able to control the quality, consistency and timing of our merchandise because we sell only our proprietary products. We test our products on an ongoing basis to ensure that our products are well received by our customers. We source all of our products so we can offer them at attractive prices. Finally, we make site selections based upon rigorous due diligence, including extensive market research, site visits and assessments of mall dynamics.

     - Financial discipline. We have successfully executed a store growth strategy that emphasizes profitability. Since we became an independent company, over 90% of our stores in operation have produced positive store-level operating cash flows annually. Our gross profit margins grew from 32.4% for the six months ended February 3, 2001 to 36.6% for the six months ended February 2, 2002. In addition, our operating income margins grew from 13.8% for the six months ended February 3, 2001 to 17.2% for the six months ended February 2, 2002. Our store growth and other capital expenditures have been funded with cash from operations. Consistent with our financial discipline, we employ incentive compensation programs based upon key financial performance indicators for all levels of management.

     Operating flexibility. We maintain significant flexibility in the operation of our business so that we can react quickly to changes in customer preferences. We conduct daily reviews of the sales performance of our merchandise to identify and respond to changing trends and consumer preferences. We pursue a sourcing strategy that maximizes our speed to market. We have established strong and loyal relationships with our vendors which allow us to source and replenish our merchandise quickly. Currently, we are able to replenish a majority of our merchandise within 45 to 90 days. We believe that our warehouse and distribution facilities can adequately support our merchandise replenishment needs and are sufficient to accommodate our planned new store growth. Our store layout allows for a constant renewal of merchandise. We frequently update our presentation tables, in-store promotions, signage and window displays to create excitement in our stores.

     Attractive new store economics. Since we became an independent company, we have successfully and consistently implemented our store format across a wide variety of mall classifications and geographic locations. Our average net investment to open a new store has been approximately $285,000, which includes capital expenditures adjusted for landlord contributions and initial inventory at cost net of payables. Our stores have achieved average net sales of approximately $1.2 million during their first twelve months of operations, sales per square foot of approximately $360, store-level operating cash flow of approximately $200,000 and an average pretax cash return on investment of approximately 69%. Excluding the aero kids stores and our four outlet stores, over 90% of our new stores have become profitable within the first thirteen weeks of operation. In addition, the Aeropostale stores that have been open for two full years achieved an average net sales increase of approximately 10% in their second year of operation.

     Experienced and proven management team. Since 1996, we have continually increased the strength of our brand as evidenced by our successful store expansion and improved financial results. We have a highly experienced management team with an average of 23 years in the apparel retailing business. Our management team maintains a corporate culture that makes our company an enjoyable place to work. We reinforce our corporate culture through ongoing training programs that motivate and prepare our employees to offer our customers an enjoyable shopping experience. We believe that with the significant retail experience of our senior management team and the enthusiasm of our sales team, we are well positioned for future growth.

GROWTH STRATEGY

     Based upon our business strengths, we intend to pursue the following strategies for growth:

     Open new stores. We believe that our merchandise and stores have broad national appeal that provides substantial new store expansion opportunities. In the last two years, we rapidly expanded our store base, opening 57 new stores in fiscal 2000 and 74 in fiscal 2001. We believe that we can continue to grow our store base without compromising our new store economics. We plan to open approximately 80 new stores in fiscal 2002, and continue to open new stores at a comparable pace in future years. We plan to open stores both in markets in which we currently operate and in new markets. The four states that have the largest teenage populations in the United States are California, Florida, New York and Texas according to data derived from information published by the U.S. Census Bureau. New York is the only one of these four states in which we currently have a major presence. We plan to expand into Texas by the end of 2002.

     Enhance and expand our brand. We intend to capitalize on the success of our brand and continue to enhance our brand recognition. As part of this strategy, we have engaged an independent marketing firm to develop a new campaign to increase awareness of our brand. Later this year, we intend to supplement our current marketing strategy with two initiatives which we believe will appeal to our target teen customers. The first is an interactive website that will feature a web-based rewards program. We intend to follow this initiative with an innovative television advertising campaign. We will also continue to utilize our logo on a significant portion of the merchandise that we sell in order to increase awareness of our brand and to reinforce our active, youth-oriented image. We believe that as our brand gains increased familiarity and national recognition, our stores will continue to be preferred shopping destinations.

     Continue high levels of store productivity. We seek to continue to produce high levels of comparable store sales growth and average sales per square foot by maintaining consistent store-level execution. We intend to continue employing profitable promotional pricing strategies to maintain high levels of customer traffic. We will also continue testing products so that we can identify developing trends and evolve with the changing tastes of our customers.

     Further improve profitability. As we grow our business and open new stores, we intend to continue maximizing our economies of scale and leveraging our low-cost infrastructure to increase operational efficiency and improve profitability. We intend to increase our efficiency by:

     - capitalizing on the value of our brand nationally by expanding our store base in the western United States and initiating a multi-faceted marketing campaign;

     - maintaining our strong vendor relationships and increasing volume purchasing power by increasing merchandise purchases from existing vendors;

     - leveraging our expertise in new store openings by opening approximately 80 new stores in fiscal 2002 and continuing to open a significant number of new stores in future years;

     - optimizing our warehousing and distribution capabilities by adding additional capacity in these functions to improve the flow of merchandise to our stores; and

     - investing in and deploying technological enhancements throughout our stores and operations, including upgrading our point of sale systems and implementing a storewide network system to improve processing time for credit card transactions, merchandise price changes and merchandise distribution.

THE TEEN MARKET

     We generally target our merchandise to the teenage segment of the population. According to the U.S. Census Bureau, the teenage population in the United States, which is defined as persons 12 to 19 years old, will grow approximately 37% faster than the overall population, from approximately 32 million in 2000 to approximately 34 million in 2005. The Census Bureau predicts that the teenage population will continue to grow through 2008. According to Teenage Research Unlimited, an independent research firm, spending among teenagers has grown to $172 billion in 2001 from $141 billion in 1998, reflecting a compound annual growth rate of approximately 6.8%, or more than double the rate of inflation during this period. We believe that teenage apparel spending is less susceptible to general economic downturns than adult apparel spending. Teen retailers further benefit from the fact that teenagers are still growing and therefore need to replace their clothing more often than adults. We believe that these demographic and spending trends offer us strong growth opportunities.

                              U.S. TEEN POPULATION
[U.S. TEEN POPULATION BAR GRAPH(in thousands)]

1999                                                                            31.378
2000                                                                            31.616
2001                                                                            31.958
2002                                                                            32.374
2003                                                                            32.809
2004                                                                            33.289
2005                                                                            33.576
2006                                                                            33.772
2007                                                                            33.912
2008                                                                            33.944

---------------
Source: U.S. Census Bureau

                           GROWTH IN TEEN SPENDING(1)
[BAR GRAPH OF TEEN SPENDING(in billions)]

1997                                                                              122
1998                                                                              141
1999                                                                              153
2000                                                                              155
2001                                                                              172

---------------
Source: Teenage Research Unlimited
(1) Represents a compound annual growth rate of 9.0% over the periods presented.

PRICING

     We believe that a key component of our success is our ability to understand what our customers want and can afford. Our merchandise, which we believe is of comparable quality to that of our primary competitors, is generally priced lower than their merchandise, with most of our products falling within a price range of approximately $10.00 to $39.50 per item and an average sales price of approximately $14.00. We use a demand-driven promotional pricing strategy to emphasize the value we offer relative to our competitors and to encourage our customers to keep returning to our stores. We offer promotions throughout the year and approximately 75% of the merchandise selection in our stores is on promotion at any given time. Each promotion typically lasts for approximately two to four weeks, depending on the demand for the product.

DESIGN AND MERCHANDISING

     Our coordinated design and merchandising teams focus on designing merchandise that meets the demands of our core customers' lifestyles. We maintain a separate dedicated design and merchandising group for each of the young women's, young men's and accessories product lines. Each group is overseen by a merchandising manager to ensure consistency with the desires of our customers.

     Design. We offer a focused collection of fashion basic apparel, including graphic t-shirts, tops, bottoms, sweaters, jeans, outerwear and accessories. Our "design-driven, merchant-modified" philosophy, in which our designers' vision is refined by our merchants' understanding of the current market for our products, ensures that our merchandise styles both reflect the latest trends and are not too fashion forward for our customers. Much of our merchandise features our "Aeropostale" or "Aero" logo. We believe that our logo apparel appeals to our young customers and reinforces our brand image.

     Our design process is highly disciplined and carefully supervised, enabling us to develop exclusive merchandise and offer a consistent assortment within a season. About nine months prior to a selling season, the product development process begins with our designers, merchandisers and senior management working together to review the prior season's results and new trends and to discuss the classifications and styles that we should develop for the upcoming season. We continuously test our products in our stores. Our design group supplements this analysis with market research from focus groups, travel, retail shopping, trade shows and input from a design consultant.

     Our merchandising planning process determines the quantities of units needed for each product category. We then consider sourcing options and establish price targets. Once approved, we place production orders with the appropriate vendors. This occurs approximately four months after the initial review meeting. We typically receive initial orders within three to five months after order placement. We then allocate merchandise to individual stores based upon recent selling trends and current inventory levels. By monitoring sales of each style and color and employing our flexible sourcing capabilities, we are able to adjust our merchandise on order for later in the season and future seasons.

     Merchandising. Our merchandise mix has evolved with the demands of our target customers. Over the past three years, we have increased the percentage of our merchandise for female customers as our young women's line has grown increasingly popular and we have added more accessories to complement our apparel offering. In addition, we have developed a narrower and deeper merchandise assortment in response to our customers' preferences.

     The following chart provides a historical breakdown of our merchandise mix as a percentage of sales:

                                                                                      SIX MONTHS
                                              FISCAL YEAR ENDED                         ENDED
                               ------------------------------------------------    ----------------
                               JULY 31, 1999    JULY 29, 2000    AUGUST 4, 2001    FEBRUARY 2, 2002
                               -------------    -------------    --------------    ----------------
Young Women's................       37%              42%               49%                56%
Young Men's..................       55               47                39                 33
Accessories..................        8               11                12                 11

SOURCING

     We employ a sourcing strategy that maximizes our speed to market and allows us to respond quickly to our customers' preferences. We believe that we have developed strong relationships with our vendors, some of whom rely upon us for a significant portion of their business. The majority of our vendors can refill orders within 45 to 90 days, enabling quick inventory replenishment. We believe that our strong relationships have also provided us with the ability to negotiate favorable pricing, further improving our overall cost structure. We ensure the quality of our vendors' products by inspecting pre-production samples, making periodic site visits to our vendors' foreign production factories and by selectively inspecting inbound shipments at our distribution center.

     We utilize numerous sourcing arrangements for the production of our merchandise. During the fifty-two weeks ended February 2, 2002, Federated Merchandising Group, or FMG, a wholly owned subsidiary of our former parent company Federated Department Stores, Inc., acted as our agent in sourcing approximately 27% of our merchandise. FMG oversees compliance with all laws relating to production quotas, tariffs and customs clearance. We believe that all transactions with FMG have been negotiated at arm's length. Our current contract with FMG comes due for renewal in July 2003. In the event of an early or unexpected termination of this contract, we believe that our company possesses the ability to perform all of the sourcing functions provided by FMG without significant interruption.

     We directly source all other production not covered by our arrangement with FMG. During the past three years, we have sought to reduce the number of vendors that we utilize in order to streamline our sourcing operations and to exercise greater influence over our vendors. Approximately 41% of our merchandise was directly sourced from our top three vendors and 70% of our merchandise was directly sourced from our top ten vendors during the fifty-two weeks ended February 2, 2002. No single vendor, however, supplied more than 17% of our total merchandise during that period. Most of our vendors maintain sourcing offices in the United States with the majority of their production factories located in Europe, Asia and Central America. All payments are made in U.S. dollars to minimize currency risk.

STORES

     Existing stores. As of February 2, 2002 we operated 278 stores in 33 states and the District of Columbia. Our stores are typically located in regional shopping malls in areas with high concentrations of our target customers.

     The following map and store list shows the number of our stores in each state in which we operated as of February 2, 2002:

                     [Map Of U.S. Showing Store Locations]
---------------

* Opening in 2002

Shaded regions indicate states with highest teenage populations (derived from U.S. Census Bureau data).

                          NUMBER OF AEROPOSTALE STORES
                             AS OF FEBRUARY 2, 2002

                                      NUMBER
STATE                                OF STORES
-----                                ---------
Alabama..........................        4
Arizona..........................        4
California.......................        6
Connecticut......................        8
Delaware.........................        3
Florida..........................        3
Georgia..........................        8
Illinois.........................       15
Indiana..........................       13
Iowa.............................        4
Kansas...........................        2
Kentucky.........................        3
Louisiana........................        1
Massachusetts....................       12
Maryland.........................        7
Maine............................        2
Michigan.........................       13

                                      NUMBER
STATE                                OF STORES
-----                                ---------
Minnesota........................        6
Missouri.........................        6
North Carolina...................       10
Nebraska.........................        4
New Hampshire....................        5
New Jersey.......................       19
New York.........................       35
Ohio.............................       23
Pennsylvania.....................       30
Rhode Island.....................        1
South Carolina...................        3
Tennessee........................        9
Virginia.........................        9
Vermont..........................        2
Wisconsin........................        3
West Virginia....................        4
District of Columbia.............        1

     The following table highlights the number of stores opened and closed in each of the last three fiscal years and the six months ended February 2, 2002:

                          STORE OPENINGS AND CLOSINGS

                                                                             TOTAL NUMBER
                                                      STORES     STORES      OF STORES AT
FISCAL YEAR                                           OPENED    CLOSED(1)    END OF PERIOD
-----------                                           ------    ---------    -------------
Fiscal 1999.........................................    11           1            129
Fiscal 2000.........................................    57           8            178
Fiscal 2001.........................................    74           0            252
Six months ended February 2, 2002...................    34           8(2)         278

---------------
(1) Does not include Chelsea Cambell stores, a concept we discontinued in fiscal 2000.

(2) Includes the closing of seven aero kids stores.

     On February 3, 2002, we contributed all of the assets relating to 10 of our stores that are located in Arizona and California to our wholly-owned subsidiary, Aeropostale West, Inc., as part of a tax-free reorganization. We operate these stores on behalf of Aeropostale West, Inc. pursuant to agreements which we believe reflect the fair market value of the services provided.

     Store design and environment. We design our stores to create an energetic shopping environment, featuring powerful in-store promotional signage, creative visuals, bright lighting and popular music. The enthusiasm of our associates is integral to our store environment. Our stores feature display windows which provide high visibility for mall traffic. The front of the store features the newest and most desirable merchandise to draw shoppers into the store. We keep our merchandise assortments fresh and exciting by updating our floor sets approximately 11 times per year. Visual merchandising directives are initiated at the corporate level to maintain consistency throughout all of our stores. We generally locate our stores in central mall locations near popular teen gathering spots, including food courts, music stores and other teen-oriented retailers. In addition, we generally implement broad-scale renovations at every store lease expiry.

     Our stores generally range in size from 2,500 to 6,000 square feet, with an average square footage of approximately 3,500. We believe that by keeping our store size generally smaller than that of many of our competitors, we are able to achieve a high level of productivity and reinforce the sense of activity and energy that we want our stores to project.

     Store management and training. Our stores are organized into regions and districts. Each of our 3 regions is managed by a regional director and encompasses approximately 10 districts; each district is managed by a district manager and encompasses approximately 7 to 10 individual stores. We usually staff each store with one store manager, two assistant managers and 10 to 15 part-time sales associates, the number of which generally increases during our peak selling seasons. Store managers are primarily responsible for hiring and training store level associates, while our merchandise assortments, store layout, inventory management and in-store visuals are directed by our corporate headquarters.

     We seek to instill enthusiasm and dedication in all our employees. To promote this strategy, we compensate our district and store managers with a base salary plus incentive bonus payments based on store sales performance and loss prevention. We designed our "Career Development Program" to provide managers with training to improve both operational expertise and supervisory skills. Training programs are completed in modules which allow managers to customize the program to meet their individual needs.

     Our sales associates are a critical element to achieving our marketing and customer satisfaction goals. We strive to hire employees who possess high energy levels and excitement for our brand. All sales associates receive customer service and product information training which enables them to assist customers in a friendly, helpful manner. Sales associates receive hourly wages and the potential for additional compensation through various contests and motivational programs. We believe that our continued success is dependent on our ability to attract, retain and motivate quality employees.

     Expansion opportunities and site selection. Over the past two years, we have aggressively opened new stores to capitalize on our profitable store model. We plan to increase our store base in fiscal 2002 by opening approximately 80 stores and to continue an aggressive pace of new store openings in future years. We have identified mall locations in both existing and new markets for potential new store opportunities.

     In selecting a specific site, we target high traffic, prime real estate locations in malls with suitable demographics and favorable lease economics. As a result, we generally locate our stores in malls in which comparable teen-oriented retailers have performed well. Primary site evaluation criteria include average sales per square foot, co-tenancies, traffic patterns and occupancy costs. Historically, we have been able to locate and open stores profitably in a wide variety of mall classifications by negotiating lease terms that we believe are favorable, based on our expectations for store activity and a store size of approximately 3,500 square feet. Prior to committing to each store lease, at least one member of our senior management team visits and approves each individual site location. After our real estate committee approves a site, approximately 23 weeks are required to finalize the lease, design the layout, build out the property, hire and train associates and equip and stock the store before opening.

     Since we became an independent company, we have successfully and consistently implemented our store format across a wide variety of mall classifications and geographic locations. Our average net investment to open a new store has been approximately $285,000, which includes capital expenditures adjusted for landlord contributions and initial inventory at cost net of payables. Our stores have achieved average net sales of approximately $1.2 million during their first twelve months of operations, sales per selling foot of approximately $360, store-level operating cash flow of approximately $200,000 and an average pretax cash return on investment of approximately 69%. Excluding the aero kids stores and our four outlet stores, over 90% of our new stores have become profitable within the first thirteen weeks of operation. In addition, the Aeropostale stores that have been open for two full years achieved an average net sales increase of approximately 10% in their second year of operation.

MARKETING AND ADVERTISING

     We employ numerous initiatives to maximize the impact of our marketing and advertising programs. We view the enthusiasm and commitment of our store-level employees as a key element to establishing the credibility of our brand with our target customers. To reinforce our image with our customers, we seek to locate our stores in mall locations near popular teen gathering spots and utilize our window and in-store displays with colorful and brand-focused presentations. We view the use of our logo on our merchandise as an effective means for increasing brand awareness among our target customers.

     Over the past few years, we have developed a marketing program that allows us to gain additional exposure for our brand on college campuses. We believe that our target customers value and aspire to an active, collegiate lifestyle. Accordingly, we sponsor a number of collegiate athletic conferences by providing them with co-branded apparel and donating various scholarships. In addition, we have entered into agreements with numerous colleges and universities that enable us to sell and market our products on campuses through organized sales events.

     We have historically relied on these methods as effective advertising tools and have utilized traditional media advertising on a very limited basis. We have recently engaged an independent marketing firm to develop a multi-faceted campaign to increase the recognition of the Aeropostale brand as we expand into new geographical areas. The campaign will involve the use of an interactive website that will feature a web-based customer rewards program and television advertisements directed at our target customer base.

DISTRIBUTION

     The timely and efficient replenishment of current styles is key to our overall business strategy. We utilize a third party operator for merchandise processing. This third party operates a 200,000 square foot distribution facility in New Jersey, where our merchandise is processed by using an automated picking and packing carousel. Our vendors ticket virtually all of our merchandise and approximately 25% of incoming merchandise is ready for direct shipment to our stores. This reduces labor costs and processing time as does the facility's use of an automated sorting system for separating freight by shipping zone. We also rely on a third party transportation company to deliver our merchandise from our warehouse to our stores.

     In order to accommodate our planned store growth, we recently signed a lease for a 315,000 square foot facility also in New Jersey for a period of five years with a five-year renewal option. We plan to use this building to warehouse inventory needed to replenish and backstock all of our stores. This building will also serve all of our general warehousing needs, such as storage of new store merchandise, floor set merchandise and packaging supplies, with additional capacity for processing as our growth requires. We expect this facility to be fully operational by fall 2002. The staffing and management of this facility has been outsourced to the same third party provider that operates the distribution facility. This third party employs personnel represented by a labor union. There have been no work stoppages or disruptions since the inception of our relationship with this third party in 1991. We believe the third party's relationship with its employees to be good. Currently, we sublease unused space at this facility and will continue to do so until we need it for our operations. We believe that our current facilities are large enough to handle our expected store growth over the next five years.

MANAGEMENT INFORMATION SYSTEMS

     Our management information systems and electronic data processing systems provide a full range of retail, financial and merchandising applications. We utilize a combination of customized and industry standard software systems to provide various functions related to:

     - point-of-sales;

     - inventory management;

     - design;

     - planning and distribution; and

     - financial reporting.


     We communicate with each store on a daily basis to gather all information on sales, merchandise transfers and sales trends and to transmit details regarding price changes and pending deliveries. By updating our sales information daily from each store's point-of-sale terminal, we can evaluate such information to implement merchandising decisions, pricing changes and inventory allocation.


     We view the use of technology as an important part of our growth strategy. Over the next few years we intend to invest in new technology as appropriate.

COMPETITION

     The teen apparel market is highly competitive. We compete with a wide variety of retailers including other specialty stores, department stores, mail order retailers and mass merchandisers. Specifically, we compete with other teen apparel retailers including, but not limited to, Abercrombie & Fitch, American Eagle Outfitters, Gap, Hot Topic, Pacific Sunwear, Too, Urban Outfitters and Wet Seal. Stores in our sector compete primarily on the bases of design, price, quality, service and selection. We believe that our competitive advantage lies with our differentiated brand and our unique combination of quality, comfort and value. Moreover, we believe that we target a younger, value-oriented, customer, while many of our competitors cater to a customer who is either older or seeking cutting-edge fashion.

     Many of our competitors are considerably larger and have substantially greater financing, marketing, and other resources. We cannot assure you that we will be able to compete successfully with them in the future, particularly in geographic locations that represent new markets for us.

PROPERTIES

     We lease all of our store locations. Most of our leases have an initial term of ten years with percentage rent clauses and do not contain extension options. Generally, our leases allow for termination by us after a certain period of time if sales at that site do not exceed specified levels.

     We currently lease approximately 18,500 square feet of office space at 1372 Broadway in New York, New York for our corporate headquarters and our design, sourcing and production teams. This lease expires in January 2004.

     We also rent a facility in Wayne, New Jersey on a month-to-month basis. This facility occupies approximately 9,000 square feet and is used as administrative offices for finance, operations and information systems personnel. In addition, we recently signed a lease for a 315,000 square foot facility in South River, New Jersey for a five-year term with a five-year renewal option. We anticipate that this facility will be fully operational in fall 2002 and we will use it to warehouse inventory needed to replenish and backstock all of our stores as well as serve all of our general warehousing needs.

TRADEMARKS

     We have registered the Aeropostale(R) trademark and design with the U.S. Patent and Trademark Office as a trademark for clothing and for a variety of accessories, including sunglasses, belts and hats, and as a service mark for retail clothing stores. We have also filed an intent-to-use application with the U.S. Patent and Trademark Office to register aero(TM) for children's clothing and accessories. We intend to file a statement of use for the aero(TM) mark for children's clothing and accessories with the U.S. Patent and Trademark office. Additionally, we have applied for or have obtained a registration for the Aeropostale mark in 26 foreign countries where we obtain supplies, manufacture goods or have the potential of doing so in the future. We contributed all of our domestic intellectual property to our wholly-owned subsidiary, Aeropostale West, Inc., as part of a tax-free reorganization consummated on February 3, 2002.

EMPLOYEES

     As of February 2, 2002, we employed 1,080 full-time and 2,437 part-time employees. We employ 126 of our employees at our corporate offices, and 3,391 at our store locations. The number of part-time employees fluctuates depending on our seasonal needs. None of our employees are represented by a labor union and we consider the relationship with our employees to be good.

LEGAL PROCEEDINGS

     We are party to various legal proceedings in the ordinary course of business. There are currently no material legal proceedings pending against us.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth information with respect to our executive officers and directors as of February 2, 2002.

NAME                       AGE                        POSITION
----                       ----                       --------
Julian R. Geiger.........   56     Chairman and Chief Executive Officer, Director
John S. Mills............   54     President and Chief Operating Officer,
                                   Director
Michael J. Cunningham....   44     Senior Vice President -- Chief Financial
                                   Officer
Christopher L. Finazzo...   46     Executive Vice President -- Chief
                                   Merchandising Officer
Thomas P. Johnson........   43     Senior Vice President -- Director of Stores
Laura W. Moran...........   52     Senior Vice President -- Director of Human
                                   Resources
Olivera Lazic-Zangas.....   39     Senior Vice President -- Director of Design
Bodil Arlander...........   38     Director
Mary Elizabeth Burton....   50     Director
David Edwab..............   47     Director
John D. Howard...........   49     Director
Richard Metrick..........   60     Director

     Julian R. Geiger has served as our Chairman and Chief Executive Officer since August 1998. From 1996 to 1998, he held the position of President and Chief Executive Officer of Federated Specialty Stores, a division of Federated Department Stores, Inc., which included Aeropostale. Before joining Federated, he was President of the Eagle Eye Kids wholesale and retail divisions of Asian American Partners from 1993 to 1996. Prior to then, Mr. Geiger directed a wide range of merchandising positions from 1975 to 1993 at R.H. Macy & Co., Inc., including President of Merchandising for Macy's East responsible for Young Men's, Juniors, Misses Coats and Misses Swimwear.

     John S. Mills has served as our President and Chief Operating Officer since February 2000, and as a director since August 1998. He previously served as our Executive Vice President -- Director of Operations from 1998 to 2000. From 1994 through 1998 he held positions as Vice President of Operations and then Senior Vice President of Operations for Federated Specialty Stores. Before joining the specialty store division of R.H. Macy & Co., Inc. in 1988 as Vice President of Operations, Mr. Mills held various executive positions with the Bamberger's division of R.H. Macy & Co., Inc., Abraham & Strauss and M. Fortunoff's from 1969 until 1988.

     Michael J. Cunningham has served as our Senior Vice President -- Chief Financial Officer since August 2000. He previously served as Chairman and Co-Founder of Compass International Services Corporation from 1997 to 1999. He also held various senior executive positions for American Express Company from 1984 to 1997, including Vice President -- Operations, Vice President -- Finance, and Director of Corporate Finance. Mr. Cunningham is a Certified Public Accountant.

     Christopher L. Finazzo was promoted to Executive Vice President -- Chief Merchandising Officer in February 2002 after serving as Senior Vice
President -- General Merchandise Manager from 1999 to February 2002, and as Vice President, Divisional Merchandise Manager for Aeropostale Men's from 1996 to 1999. From 1994 to 1996, he was President of C&E Marketing and from 1992 to 1994, Director of Merchandise for Shalor Designs. From 1991 to 1992, Mr. Finazzo was Director of Merchandise for his own company, In the Paint, Inc. Prior to then, Mr. Finazzo held various merchandise positions with R.H. Macy's & Co., Inc. including Sales Manager, Assistant Buyer, Buyer and Administrator.

     Thomas P. Johnson rejoined us in January 2001 as our Senior Vice President -- Director of Stores after having served as Senior Vice President, Vice President, Regional Manager and District Manager with

Federated Specialty Stores from 1989 to 1996. In the interim, he served as Senior Vice President -- Director of Stores for David's Bridal, Inc. in 2000 and as Senior Vice President -- Director of Stores for Brooks Brothers, Inc. from 1997 to 2000. Mr. Johnson also held various field positions at Gap, Inc. as Regional Manager for Banana Republic, District Manager and Store Manager for Gap, Inc. from 1981 to 1989.

     Laura W. Moran has served as our Senior Vice President -- Director of Human Resources since August 1998 and previously as Vice President -- Director of Human Resources with Federated Specialty Stores. Between 1978 and 1998, Mrs. Moran held several human resources positions with Bamberger's, including Assistant Store Manager for Sales Support, Personnel Manager for Merchandising Services, Personnel Manager and Employment Manager.

     Olivera Lazic-Zangas was promoted to Senior Vice President -- Director of Design in February 2002. She rejoined Aeropostale in 1998 as Vice
President -- Director of Design after serving as a women's designer for Old Navy for nine months. Prior to Old Navy, she was the Vice President -- Design Director for Aeropostale, a position she held since 1997, after serving as the Design Director for Women's Aeropostale from 1996 to 1997 and Women's Designer from 1995 to 1996. Prior to 1996, Ms. Lazic-Zangas was a Men's Knit Designer for the Federated Merchandising Group from 1988 to 1995.

     Bodil Arlander has served as a director since August 1998 and currently is a Senior Managing Director at Bear, Stearns & Co. Inc. and is a principal of Bear Stearns Merchant Banking, a division of Bear, Stearns & Co. Inc., which she joined in April 1997. Between 1991 and 1997, she worked in the Mergers and Acquisitions Group of Lazard Freres & Co. LLC. Prior to entering the finance industry, Ms. Arlander worked throughout Europe in the fashion and beauty industry. She also currently serves as a director of Standard Holdings LLC and Uniscribe Professional Services, Inc.

     Mary Elizabeth Burton has served as a director since April 2001 and currently is Chairman and Chief Executive Officer of BB Capital, Inc., a company she founded in 1992 to provide advisory services to and make investments in small to medium-sized retail businesses. Previously, Ms. Burton served as Chief Executive Officer of a number of companies including Supercuts, Inc., PIP Printing and Cosmetic Center, Inc. Ms. Burton also currently serves as a director of The Sports Authority, Inc. and Staples, Inc.

     David Edwab has served as a director since January 2001 and currently is the Vice Chairman of The Men's Wearhouse, Inc. From 2000 to 2001, Mr. Edwab was a Senior Managing Director at Bear, Stearns & Co. Inc., serving as the Group Head for Retail Investment Banking. Prior to then, he held several positions at The Men's Wearhouse since 1991 including Treasurer, Chief Financial Officer, Chief Operating Officer and President. Mr. Edwab began his career in public accounting and was responsible for Deloitte & Touche's Southwest Corporate Finance and Retail Practice for several years.

     John D. Howard has served as a director since August 1998 and currently is a Senior Managing Director at Bear, Stearns & Co. Inc. and is head of Bear Stearns Merchant Banking, a division of Bear, Stearns & Co. Inc. From 1990 to 1997, he was a co-CEO of Vestar Capital Partners, Inc., a private investment firm specializing in management buyouts. Previously, he was a Senior Vice President of Wesray Capital Corporation, a private investment firm specializing in leveraged buyouts. Mr. Howard also currently serves as a director of several private corporations and two publicly traded corporations, Integrated Circuit Systems, Inc. and Dyersburg Corporation.

     Richard Metrick has served as a director since August 1998 and is a Senior Managing Director at Bear, Stearns & Co. Inc. Prior to joining Bear Stearns in March 1989, Mr. Metrick served as Chief Financial Officer of American Bakeries Co. and of Hazeltine Corporation.

BOARD COMMITTEES

     Shortly after the consummation of this offering, we intend to establish an audit committee and a compensation committee. The audit committee will consist of three persons who are not employees of, and have no business relationships with, Aeropostale. The audit committee will be responsible for reviewing our internal accounting procedures and consulting with and reviewing the services provided by our independent accountants. The compensation committee will also consist of three persons who are not employees of, and have no business relationships with, Aeropostale. The compensation committee will be responsible for reviewing and recommending to the board of directors the compensation and benefits of all our officers and directors, including stock compensation and loans and establishing and reviewing general policies relating to the compensation and benefits of our employees.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Currently, our executive committee consisting of John D. Howard and Julian
R. Geiger performs the functions that will be delegated to the compensation committee. No member of our board of directors serves, and we anticipate that no member of our compensation committee will serve, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

DIRECTOR COMPENSATION

     We currently reimburse members of the board of directors for any reasonable out-of-pocket expenses incurred by them in connection with attendance at board and committee meetings. We intend to pay each member of our audit committee and our compensation committee a nominal fee for each meeting attended.

LIMITATIONS ON DIRECTORS' LIABILITY AND INDEMNIFICATION

     Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

     - any breach of their duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

     - any transaction from which the director derived an improper personal benefit.

     The limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     Our certificate of incorporation provides that we will indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by law. We believe that indemnification under our certificate of incorporation covers at least negligence and gross negligence on the part of indemnified parties. Our certificate of incorporation also permits us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in their capacity as an officer, director, employee or other agent.

     The limited liability and indemnification provisions in our certificate of incorporation may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. A stockholder's investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.

     At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers and controlling persons of us pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

EXECUTIVE COMPENSATION

     Summary compensation table. The following table sets forth the compensation earned, awarded or paid for services rendered to us in all capacities for the six months ended February 2, 2002, referred to in the table as the interim period, and the fiscal year ended August 4, 2001, by our Chief Executive Officer and our four next most highly compensated executive officers who earned more than $100,000 in salary and bonus during the six months ended February 2, 2002 and the fiscal year ended August 4, 2001, to whom we refer in this prospectus collectively as the named executive officers:

                           SUMMARY COMPENSATION TABLE

                                                                               LONG-TERM
                                                                              COMPENSATION
                                                                              ------------
                                                           COMPENSATION        SECURITIES
                                                        -------------------    UNDERLYING       ALL OTHER
                                      PERIOD COVERED     SALARY     BONUS       OPTIONS      COMPENSATION(1)
                                     ----------------   --------   --------   ------------   ---------------
Julian R. Geiger...................   Interim period    $205,010         --     140,747           $1,838
    Chairman and Chief Executive       Fiscal 2001       406,606   $358,820          --            3,675
      Officer

John S. Mills......................   Interim period     150,007         --     105,372            1,838
    President and Chief Operating      Fiscal 2001       292,104    241,880          --            3,675
      Officer

Michael J. Cunningham..............   Interim period     100,000         --      28,225            1,838
    Senior Vice President -- Chief     Fiscal 2001       179,327     20,132     282,246            3,522
      Financial Officer

Christopher L. Finazzo.............   Interim period     100,000    164,471      94,082               --
    Executive Vice                     Fiscal 2001       190,945     25,369      94,082               --
      President -- Chief
      Merchandising Officer

Laura W. Moran.....................   Interim period      78,500         --      15,053            1,838
    Senior Vice                        Fiscal 2001       173,451     39,407      37,633            3,675
      President -- Director of
      Human Resources

Thomas P. Johnson..................   Interim period     112,500         --      26,343            1,838
    Senior Vice                        Fiscal 2001       134,135     25,000     188,164            3,675
      President -- Director of
      Stores

---------------
(1) Represents amounts we paid pursuant to our Medical Reimbursement Executive Plan.

STOCK OPTIONS

     The following tables provide information relating to options to purchase our common stock granted during the fiscal year ended August 4, 2001 and during the six months ended February 2, 2002 to the executive officers named in the summary compensation table above.

                        INDIVIDUAL GRANTS -- FISCAL 2001

                                 NUMBER OF       % OF TOTAL
                                 SHARES OF     OPTIONS GRANTED
                                AEROPOSTALE    TO EMPLOYEES IN
                                COMMON STOCK     FISCAL YEAR     EXERCISE OR
                                 UNDERLYING         ENDED        BASE PRICE     EXPIRATION     GRANT DATE
                                  OPTIONS      AUGUST 4, 2001     ($/SHARE)        DATE       PRESENT VALUE
                                ------------   ---------------   -----------   -------------  -------------
Name
------------------------------
Julian R. Geiger..............         --             --               --           --                --
John S. Mills.................         --             --               --           --                --
Michael J. Cunningham.........    282,246           23.0%           $0.39      July 31, 2007     $19,057
Christopher L. Finazzo........     94,082            7.7             0.39      July 31, 2007       6,302
Laura W. Moran................     37,633            3.1             0.39      July 31, 2007       2,521
Thomas P. Johnson.............    188,164           15.3             0.39      July 31, 2007      12,604

             INDIVIDUAL GRANTS -- SIX MONTHS ENDED FEBRUARY 2, 2002

                         NUMBER OF        % OF TOTAL
                         SHARES OF     OPTIONS GRANTED
                        AEROPOSTALE    TO EMPLOYEES IN
                        COMMON STOCK    THE SIX MONTHS    EXERCISE OR
                         UNDERLYING         ENDED         BASE PRICE        EXPIRATION        GRANT DATE
                          OPTIONS      FEBRUARY 2, 2002    ($/SHARE)           DATE          PRESENT VALUE
                        ------------   ----------------   -----------   -------------------  -------------
Name
----------------------
Julian R. Geiger......    140,747            16.6%           $0.85        December 21, 2009   $2,123,368
John S. Mills.........    105,372            12.4             0.85        December 21, 2009    1,589,687
Michael J.
  Cunningham..........     28,225             3.3             0.85         October 23, 2009        2,957
Christopher L.
  Finazzo.............     56,449             6.7             0.85         October 23, 2009        5,914
                           37,633             4.4             0.85        December 21, 2009      397,422
Laura W. Moran........     15,053             1.8             0.85         October 23, 2009        1,577
Thomas P. Johnson.....     26,343             3.1             0.85         October 23, 2009        2,760

               AGGREGATE OPTION EXERCISES DURING LAST FISCAL YEAR
                       AND FISCAL YEAR END OPTION VALUES

     The following tables set forth information with respect to the named executive officers concerning option exercises for the fiscal year ended August 4, 2001 and for the six months ended February 2, 2002 and exercisable and unexercisable options held as of August 4, 2001 and as of February 2, 2002. The value of unexercised in-the-money options at August 4, 2001 is based on a price of $0.51 per share, the fair market value of our common stock on August 4, 2001 minus the per share exercise price, multiplied by the number of shares underlying the option. The value of unexercised in-the-money options at February 2, 2002 is based on the fair market value of our common stock on February 2, 2002, which is assumed to be the initial public offering price of $18.00 per share for the purposes of this table, minus the per share exercise price, multiplied by the number of shares underlying the option.

                                  FISCAL 2001

                           FISCAL YEAR ENDED
                             AUGUST 4, 2001             NUMBER OF SECURITIES              VALUE OF UNEXERCISED
                         ----------------------          UNDERLYING OPTIONS               IN-THE-MONEY OPTIONS
                           SHARES                         AT AUGUST 4, 2001                 AT AUGUST 4, 2001
                         ACQUIRED ON    VALUE     ---------------------------------   -----------------------------
                          EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE(1)(2)   EXERCISABLE    UNEXERCISABLE
                         -----------   --------   -----------   -------------------   -----------   ---------------
Julian R. Geiger.......         --          --      228,431           933,293           $29,136        $445,160
John S. Mills..........         --          --      162,950           662,337            20,784         315,920
Michael J.
  Cunningham...........         --          --           --           282,246                --          33,000
Christopher L.
  Finazzo..............     91,824     $43,798       23,709           260,795             2,772          65,180
Laura W. Moran.........    176,498      84,186        7,150           202,088               836          75,254
Thomas P. Johnson......         --          --           --           188,164                --          22,000

---------------
(1) All unvested options outstanding vest and become exercisable upon the consummation of this offering.

(2) Includes non-qualified options that although vested, will not be exercisable until the consummation of this offering.

                       SIX MONTHS ENDED FEBRUARY 2, 2002

                            SIX MONTHS ENDED
                            FEBRUARY 2, 2002             NUMBER OF SECURITIES              VALUE OF UNEXERCISED
                        ------------------------          UNDERLYING OPTIONS               IN-THE-MONEY OPTIONS
                          SHARES                          AT FEBRUARY 2, 2002               AT FEBRUARY 2, 2002
                        ACQUIRED ON     VALUE      ---------------------------------   -----------------------------
                         EXERCISE      REALIZED    EXERCISABLE   UNEXERCISABLE(1)(2)   EXERCISABLE    UNEXERCISABLE
                        -----------   ----------   -----------   -------------------   -----------   ---------------
Julian R. Geiger......    328,158     $5,078,929          --           974,313                 --      $17,474,242
John S. Mills.........         --             --     237,839           692,820         $4,155,509       12,424,601
Michael J.
  Cunningham..........     47,041        734,281      23,521           239,909            414,183        4,211,677
Christopher L.
  Finazzo.............     80,534      1,269,014          --           298,051                 --        5,228,022
Laura W. Moran........     87,308      1,388,300          --           136,983                 --        2,431,425
Thomas P. Johnson.....         --             --      47,041           167,466            828,363        2,936,863

---------------
(1) All unvested options outstanding vest and become exercisable upon the consummation of this offering.

(2) Includes non-qualified options that although vested, will not be exercisable until the consummation of this offering.

1998 STOCK OPTION PLAN

     In August 1998, our board of directors and stockholders adopted our 1998 Stock Option Plan. The plan is intended to motivate and reward executives and other key employees and to enable us to obtain and retain the services of employees and consultants we consider essential to our long-term success. The plan provides for benefits to be awarded in the form of incentive stock options or non-qualified stock options. Benefits under the plan may be granted only to persons who are our or our subsidiaries' executives and other key employees and consultants. The plan is administered by our board of directors which has complete authority to determine the terms, conditions and provisions of, and restrictions relating to, and to grant, the benefits under the plan. Prior to this offering all shares issuable upon exercise of an option granted under the 1998 Plan were for non-voting common stock. Upon completion of this offering, all outstanding shares of non-voting common stock will convert to shares of voting common stock and all shares issuable upon the exercise of outstanding options shall be for shares of voting common stock. As of February 2, 2002, options to purchase 5,420,252 shares of our common stock were outstanding under the 1998 Plan, all of which vest and become exercisable upon the consummation of the offering.

     If there is any change in our common stock, the number and type of shares available under the plan and/or the price thereof, will be appropriately adjusted. As of February 2, 2002, there were 47,041 shares available for grant under the plan.

     Options granted under the plan which are intended to qualify as incentive stock options must be exercised within ten years of the date of grant of the option or the expiration date set forth in the option grant, if earlier, subject to earlier expiration upon termination of the holder's employment. The exercise price of all options intended to qualify as incentive stock options must be at least equal to the fair market value of the underlying shares of common stock on the date of the grant. Incentive stock options granted to any participant who owns 10% or more of our outstanding common stock must have an exercise price equal to or exceeding 110% of the fair market value of a share of common stock on the date of the grant and must not be exercisable for longer than five years.

     Our board of directors may amend or terminate the plan, but the board may not amend the plan without the approval or our stockholders, if such amendment would violate any law or agreement, or the rules of any exchange upon which the common stock is listed.

     In the event of a change of control, the board may provide that the options shall become immediately vested and that such options shall terminate if not exercised on the date of the change in control, or that such options shall represent the right to receive the excess of consideration per share of common stock offered in such change of control over the exercise price of such options.

2002 LONG-TERM INCENTIVE PLAN

     We recently adopted the Aeropostale 2002 Long-Term Incentive Plan, which will become effective upon the consummation of this offering. The plan provides for grants of stock options, stock appreciation rights, restricted stock and performance awards. Our directors, officers and other employees and persons who engage in services for us are eligible for grants under the plan. The purpose of the plan is to provide these individuals with incentives to maximize stockholder value and otherwise contribute to our success and to enable us to attract, retain and reward the best available persons for positions of responsibility.

     A total of 1,735,556 shares of our common stock, representing 5% of our common stock outstanding upon completion of this offering, will be available for issuance under the plan, subject to adjustment in the event of a reorganization, stock split, merger or similar change in our corporate structure or the outstanding shares of common stock. Our compensation committee will administer the plan. Our board also has the authority to administer the plan and to take all actions that the compensation committee is otherwise authorized to take under the plan. The terms and conditions of each award made under the plan, including vesting requirements, will be set forth consistent with the plan in a written agreement with the grantee.

     Stock options. Under the plan, the compensation committee or the board may award grants of incentive stock options and other, non-qualified stock options. The compensation committee also has the authority to grant options that will become fully vested and exercisable automatically upon a change in control. The compensation committee may not, however, award to any one person in any calendar year options to purchase common stock equal to more than 10% of the total number of shares authorized under the plan, and it may not award incentive options first exercisable in any calendar year whose underlying shares have a fair market value greater than $100,000, determined at the time of grant.

     The compensation committee will determine the exercise price and term of any option in its discretion. The exercise price of an incentive option, however, may not be less than 100% of the fair market value of a share of common stock on the date of grant and the option must be exercised within 10 years of the date of grant. The exercise price of an incentive option awarded to a person who owns stock constituting more than 10% of our voting power may not be less than 110% of such fair market value on such date and the option must be exercised within five years of the date of grant.

     Stock appreciation rights. The compensation committee may grant stock appreciation rights, or SARs, alone or in tandem with stock options, subject to the terms and conditions it determines under the plan. SARs granted in tandem with options become exercisable only when, to the extent and on the conditions that the related options are exercisable, and they expire at the same time the related options expire. The exercise of an option results in the immediate forfeiture of any related SAR to the extent the option is exercised, and the exercise of an SAR results in the immediate forfeiture of any related option to the extent the SAR is exercised.

     Upon exercise of an SAR, the grantee will receive an amount in cash and/or shares of common stock or other securities equal to the difference between the fair market value of a share of common stock on the date of exercise and the exercise price of the SAR or, in the case of an SAR granted in tandem with options, of the option to which the SAR relates, multiplied by the number of shares as to which the SAR is exercised.

     Performance awards. The compensation committee may grant performance awards contingent upon achievement by the grantee or by us, of set goals and objectives regarding specified performance criteria, over a specified performance cycle. Awards may include specific dollar-value target awards, performance units, the value of which is established at the time of grant, and/or performance shares, the value of which is equal to the fair market value of a share of common stock on the date of grant. The value of a performance award may be fixed or fluctuate on the basis of specified performance criteria. A performance award may be paid out in cash and/or shares of common stock or other securities.

     Restricted stock. Under the plan, the compensation committee may award restricted stock subject to the conditions and restrictions, and for the duration that it determines in its discretion.

     Amendment and termination of the plan. The board may amend or terminate the plan in its discretion, except that no amendment will become effective without prior approval of our stockholders if such approval is necessary for continued compliance with the performance-based compensation exception of
Section 162(m) of the Internal Revenue Code or any stock exchange listing requirements. If not previously terminated by the board, the plan will terminate on the tenth anniversary of its adoption.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

     We maintain a supplemental executive retirement plan, or SERP, which is an unfunded defined benefit plan. The actuarial present value of accumulated benefit obligations related to our SERP approximated $2.6 million at February 2, 2002, $2.5 million at August 4, 2001 and $1.6 million at July 29, 2000, using a weighted average discount rate of 7% for all periods, and an assumed rate of compensation increase of 4.5% for all periods. Pension expense for the SERP amounted to $133,000 in the six months ended February 2, 2002, $247,000 in fiscal 2001, $171,000 in fiscal 2000 and $210,000 in fiscal 1999. Of these amounts $86,000 represented interest, $2,000 represented amortization of prior experienced losses, and $45,000 represented the current period service component for the six months ended February 2, 2002, $155,000 represented interest, $3,000 represented amortization of prior experienced losses, and $89,000 represented the current year service component for fiscal 2001, $101,000 represented interest, ($10,000) represented amortization of prior experienced gains, and $80,000 represented the current year service component for fiscal 2000 and $110,000 represented interest and $100,000 represented the current year service component for fiscal 1999.

     The following table illustrates, for representative average pensionable compensation and years of benefit service classifications, the annual retirement benefit that would be payable to an employee under our SERP if such employee retired on December 31, 2001 at age 65, based on the straight-life annuity form of payment. The annual retirement benefit amounts incorporate an offset factor included in our SERP's benefit formula of a percentage of the employee's estimated Social Security benefit, and are calculated based on the employee's highest average pay during any five years within the ten-year period prior to retirement. Our SERP provides that a maximum of 30 years of benefit service may be credited to a participant. The number of years of benefit service that have been credited to our named executive officers, as of December 31, 2001, are 28 years for Mr. Geiger, 30 years for Mr. Mills, 13 years for Mr. Finazzo and 27 years for Mrs. Moran. Mr. Cunningham does not participate in our SERP. The benefit amounts set forth in the following table are subject to further offsets attributable to benefits accrued as of July 31, 1998 under the Supplementary Executive Retirement Plan of Federated Department Stores, Inc. in the following present value amounts: Mr. Geiger -- $249,904; Mr.
Mills -- $225,242; Mr. Finazzo -- $3,563; and Mrs. Moran -- $44,029.

                             PENSION PLAN TABLE(1)

                                                      YEARS OF SERVICE
                                      ------------------------------------------------
REMUNERATION                             15        20        25        30      35(2)
------------                          --------  --------  --------  --------  --------
$ 125,000...........................  $ 18,600  $ 24,800  $ 31,000  $ 37,200  $ 37,200
   150,000..........................    23,700    31,600    39,500    47,400    47,400
   175,000..........................    28,800    38,400    48,100    57,700    57,700
   200,000..........................    33,900    45,300    56,600    67,900    67,900
   225,000..........................    39,000    52,100    65,100    78,100    78,100
   250,000..........................    44,200    58,900    73,600    88,400    88,400
   300,000..........................    54,400    72,500    90,700   108,800   108,800
   400,000..........................    74,800    99,800   124,800   149,700   149,700
   450,000..........................    85,100   113,400   141,800   170,200   170,200
   500,000..........................    95,300   127,100   158,900   190,600   190,600
   600,000..........................   115,800   154,400   193,000   231,600   231,600
   750,000..........................   146,400   195,300   244,100   292,900   292,900
 1,000,000..........................   197,600   263,500   329,300   395,200   395,200

---------------
(1) The table reflects the Social Security benefit offset factor, but does not incorporate offsets due to benefits accrued under Federated's Supplementary Executive Retirement Plan.

(2) The maximum length of benefit service that may be credited to a participant under the plan is 30 years.

QUALIFIED 401(k) PLAN

     We maintain a qualified 401(k) plan. Employees are permitted to contribute up to 14% of their annual compensation to our 401(k) plan, not to exceed $11,000 per year. Under the plan, we make matching contributions of 50% of the first 5% of annual deferral amount per participant, to the extent not limited by IRS rules. The terms of the plan provide that our matching contributions vest 50% after the participant has completed three years of service with us, 75% after four years and 100% after five years. We contributed and expensed approximately $226,000 in the six months ended February 2, 2002, $278,000 in fiscal 2001, $271,000 in fiscal 2000 and $153,000 in fiscal 1999.

EMPLOYMENT AGREEMENTS

     We entered into an employment agreement with Julian R. Geiger in 2002 that will remain effective through the last day of our 2004 fiscal year. Under the agreement Mr. Geiger currently receives an annual base salary of $600,000, an annual incentive bonus and medical and other benefits. In addition, we will pay Mr. Geiger a special bonus of $82,286 upon the consummation of this offering. Mr. Geiger's annual bonus is equal to the product of the percentage increase in our consolidated net income for the particular fiscal year represented as a whole number, a fixed percentage and Mr. Geiger's then applicable base salary. If there is no percentage increase in consolidated net income or if Mr. Geiger's calculated bonus is less than his then applicable base salary for the given fiscal year, but our consolidated net income exceeds $51 million in fiscal 2003, Mr. Geiger will be entitled to an annual bonus equal to his then applicable base salary. For fiscal 2004, if there is no percentage increase in consolidated net income or if Mr. Geiger's annual bonus, calculated as described above, is less than his then applicable base salary, but our consolidated net income exceeds $63 million, then Mr. Geiger will be entitled to an annual bonus equal to his then applicable base salary. Mr. Geiger's annual bonus is capped at three and one-half times his base salary for fiscal 2002 and three times his base salary for fiscal 2003 and fiscal 2004.

     If we terminate Mr. Geiger's employment without cause, if Mr. Geiger resigns his position as a consequence of a material reduction of his responsibilities, movement of our headquarters more than twenty-five miles from its present location, a material breach of our agreements with him, if he is removed, without cause, or not re-elected to our Board of Directors or the offices of Chairman of the Boards and Chief Executive Officer of our company, or if he resigns within six months of a change of control of our company, he will be entitled to receive the greater of his base salary for the remainder of the term of the employment agreement or his then applicable base salary and the pro rata portion of the annual bonus he would have received had he been employed by our company for the full fiscal year.

     If Mr. Geiger's employment with our company terminates for any of the reasons outlined in the preceding paragraph, he will be restricted from engaging in competitive activities and soliciting employees until the last day of fiscal 2005 if his employment with our company terminates prior to the end of fiscal 2003 or if his employment terminates before the end of fiscal 2004, this restriction is effective until the earlier of his date of termination or July 31, 2005.

     We entered into an employment agreement with John S. Mills in 1998 that will remain effective through February 1, 2003, with the option to renew for consecutive one-year terms thereafter. Under the agreement Mr. Mills receives an annual base salary of $300,000, an annual incentive bonus and medical and other benefits. In addition, we will pay Mr. Mills a special bonus of $58,857 upon the consummation of this offering. Mr. Mills' bonus is calculated as a percentage of his annual salary plus the product of the annual bonus pool available to senior management and the ratio of Mr. Mills' salary to the total executive group salary. If we terminate Mr. Mills' employment without cause or if Mr. Mills' resigns his position as a consequence of a material reduction of his responsibilities, movement of our headquarters more than twenty-five miles from its present location or a material breach of our agreements with him, he will be entitled to receive his base salary for six months following termination. However, if he is fired in connection with a sale of the company, he is entitled to receive his base salary for eighteen months. In either case, he would also receive his bonus for the period of the preceding fiscal year that he was still employed by us.

                              CERTAIN TRANSACTIONS

     Since August 2, 1998, we have not been a party to, nor have we currently proposed, any transaction or series of similar transactions in which the amount exceeds $60,000, and in which any director, executive officer, holder of more than 5% of our common stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than compensation agreements and other agreements, which are described in the "Management" section of this prospectus and the transactions described below. We believe that each of the following transactions, other than the loans to our executives, are on terms no less favorable than we could obtain from an unrelated third party.


     Management services. In July 1998, we entered into a management services agreement with Bear Stearns Merchant Banking, a division of Bear, Stearns & Co. Inc. pursuant to which it provided management services to us and incurred expenses on our behalf. The services consisted of formulating and implementing business strategies, including identifying and assisting us in evaluating corporate opportunities, such as marketing opportunities and financial strategies. Bear Stearns Merchant Banking also assisted us with respect to lender, security holder and public and government relations matters. Under the agreement, we paid Bear Stearns Merchant Banking $350,000 in the six months ended February 2, 2002, $450,000 in fiscal 2001, $403,000 in fiscal 2000 and $268,000 in fiscal 1999. In addition, upon the consummation of this offering Bear Stearns Merchant Banking will be entitled to a fee equal to one percent of the proceeds we receive from the sale of common stock in this offering. The agreement will terminate by its terms upon the consummation of this offering.


     FMG sourcing agreement. We employ Federated Merchandising Group, or FMG, a wholly-owned subsidiary of a former holder of our Series A redeemable preferred stock, Federated Department Stores, Inc., as an independent contractor to source our merchandise. We paid fees of $0.9 million in fiscal 2000 and $3.3 million in fiscal 1999 to FMG under our agreement with them. As of November 9, 1999, FMG ceased to be a related entity as we repurchased our outstanding shares of Series A redeemable preferred stock from Federated on that date. Our agreement with FMG provides that it will perform purchasing, facilitation and importation services on our behalf in a manner substantially similar to the services provided to our company when it was still a division of R.H. Macy & Co., Inc. Upon mutual consent, this agreement may be terminated at any time.

     Loans to executives. In 1999, we repurchased all of our outstanding shares of Series A redeemable preferred stock from Federated Department Stores, Inc. This triggered a loan forgiveness provision contained in loan agreements regarding loans that Federated had previously made to Mr. Geiger and Mr. Mills. This loan forgiveness caused Messrs. Geiger and Mills to incur significant tax liability in 1999. We therefore extended interest free loans in the amount of $70,000 to both Mr. Geiger and Mr. Mills to cover this tax liability. Mr. Geiger and Mr. Mills each repaid all amounts outstanding on their respective loans in February 2002 and currently do not have any outstanding indebtedness to our company.

     Leases with stockholder. We lease a number of our stores from the Simon Property Group, L.P., an affiliate of SI-MSSD, LLC, which has been one of our stockholders since October 1998 and will be selling a portion of its shares in this offering. SI-MSSD, LLC holds 893 shares of our Series B 12 1/2% redeemable preferred stock, which we will redeem with a portion of the proceeds of this offering, and 3,494,958 shares of our common stock. Our leases with the Simon Property Group typically last ten years. Under these leases, we generally pay a fixed amount of rent monthly plus a small percentage of the store's gross sales. In most cases, we have the right to terminate these leases if the store's gross sales do not meet an agreed upon level. In many cases, in lieu of termination, we may elect to continue the lease at a reduced monthly rent. Over our past three fiscal years, we have paid a total of approximately $9.6 million in rent to the Simon Property Group.

     Agreement with former employee. Pursuant to an employment agreement we entered into with a former employee, David R. Geltzer, on August 3, 1998, we will pay Mr. Geltzer $58,857 upon the consummation of this offering. Mr. Geltzer left Aeropostale in December 1999.

     Stockholders' agreement. In August 1998, we and stockholders owning 100% of our then outstanding common stock entered into an agreement pursuant to which each party agreed to take all action necessary to ensure that five persons designated by Bear Stearns Merchant Banking and three persons designated by Julian R. Geiger, David Geltzer and John S. Mills as a group, referred to herein as the management group, serve on our board of directors. The number of persons that each of Bear Stearns Merchant Banking and the management group are entitled to designate to our board under the agreement will be reduced if the number of shares of our common stock that they each hold falls beneath set thresholds. Directors designated by either Bear Stearns Merchant Banking or the management group may only be removed by the party or parties entitled to nominate them. Pursuant to this agreement, we also granted holders of 21,540,507 shares of our common stock the registration rights set forth in "Description of Capital
Stock -- Registration Rights."

     The stockholders' agreement provides that the affirmative vote of the majority of our board is required for us to take specified fundamental corporate actions. These actions include, among others:

     - the approval of our annual budget and any deviation from our annual budget by more than ten percent;

     - capital expenditures in excess of $250,000;

     - hiring or firing of certain key employees;

     - redemptions, repurchases or other acquisitions of our capital stock;

     - authorization or issuance of any equity security;

     - amendments to our charter documents;

     - any merger or consolidation of us into another corporation, or the sale of substantially all of our assets;

     - declaration of any dividend; and

     - increase in authorized shares.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of February 2, 2002, and as adjusted to reflect the sale of common stock in this offering, by (i) each stockholder known by us to own beneficially more than 5% of our common stock, (ii) each of the named executive officers, (iii) each of our directors and (iv) all of our directors and executive officers as a group. The table below assumes no exercise of the underwriters' over-allotment option. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Such rules provide that in calculating the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after February 2, 2002 are deemed outstanding. However, for each person listed below we have included all options held by such person even if they were not exercisable within 60 days of February 2, 2002 because all outstanding options will vest and become exercisable upon the consummation of this offering. Such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Unless otherwise indicated in the footnotes below, (i) the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable and (ii) the address of each of the individuals listed in the table is Aeropostale, Inc., 1372 Broadway, New York, New York 10018. As of February 2, 2002, there were 32,165,507 shares of common stock outstanding, as adjusted to reflect the conversion of all outstanding shares of non-voting common stock into common stock upon closing of this offering.


                                                      SHARES                                 SHARES
                                                BENEFICIALLY OWNED                     BENEFICIALLY OWNED
                                                 PRIOR TO OFFERING      NUMBER OF        AFTER OFFERING
                                               ---------------------      SHARES      ---------------------
                                                 NUMBER      PERCENT    OFFERED(1)      NUMBER      PERCENT
                                               ----------    -------    ----------    ----------    -------
Bear Stearns MB 1998-1999 Pre-Fund, LLC(2)...  24,461,320     76.0%      8,276,640    12,689,722     37.3%
  383 Madison Avenue
  New York, NY 10179
SI-MSSD, LLC(2)(3)...........................   3,494,958     10.9       1,379,663     2,115,295      6.2%
  115 West Washington Street
  15th Floor East
  Indianapolis, IN 46204
David R. Geltzer(4)..........................   2,011,849      6.2         219,156     1,792,693      5.3
  c/o 3twosix Group Inc.
  P.O. Box 866
  Princeton Junction, NJ 08550
Geiger Family 1999(5)
  Irrevocable GST Trust......................   2,069,804      6.4         111,948     1,957,856      5.8
  166 East 63rd Street
  New York, NY 10021
Stephen A. Geiger(6).........................   2,370,866      7.4         100,754     2,158,164      6.3
  166 East 63rd Street
  New York, NY 10021
Julian R. Geiger(7)..........................   7,888,210     23.8         224,339     1,416,827      4.0
John S. Mills(8).............................   2,868,748      8.7         312,500     2,556,248      7.3
Michael J. Cunningham(9).....................     310,471      1.0              --       310,471        *
Christopher L. Finazzo(10)...................     470,410      1.4              --       470,410      1.4
Thomas P. Johnson(11)........................     214,507        *              --       214,507        *
Laura W. Moran(12)...........................     400,789      1.2              --       400,789      1.2
Bodil Arlander...............................          --        *              --            --        *
Mary Elizabeth Burton(13)....................      18,816        *              --        18,816        *
David Edwab..................................          --        *              --            --        *
John D. Howard...............................          --        *              --            --        *
Richard Metrick..............................          --        *              --            --        *
All directors and executive officers as a
  group (12 persons)(14).....................   6,094,255     17.3      10,625,000     5,669,807     15.3


---------------
   * Less than 1% of the outstanding shares of common stock.

 (1) In the event that the underwriters exercise their over-allotment option in full, Bear Stearns MB 1998-1999 Pre-Fund, LLC will sell an additional 954,048 shares, SI-MSSD, LLC will sell an additional 159,034 shares, David
     R. Geltzer will sell an additional 172,374 shares, Julian R. Geiger will sell an additional 176,452 shares, the Geiger Family 1999 Irrevocable GST Trust will sell an additional 88,052 shares, Stephen A. Geiger will sell an additional 79,246 shares and John S. Mills will sell an additional 245,794 shares.

 (2) The Bear Stearns Companies Inc., a corporation traded publicly on the New York Stock Exchange, exercises voting and investment control over these shares as managing member of the Bear Stearns MB 1998-1999 Pre-Fund, LLC. Includes 3,494,958 shares beneficially owned by SI-MSSD, LLC registered in the name of Bear Stearns MB 1998-1999 Pre-Fund, LLC as trustee under a voting trust agreement dated October 6, 1998 between SI-MSSD, LLC and a predecessor of Bear Stearns MB 1998-1999 Pre-Fund, LLC, pursuant to which the Pre-Fund has the voting authority over the shares. The voting trust agreement shall terminate by its terms upon the consummation of this offering and therefore shares owned by SI-MSSD, LLC are not included in the shares beneficially owned by Bear Stearns MB 1998-1999 Pre-Fund, LLC after the offering.

 (3) SI-MSSD, LLC is a limited liability company controlled by members of the Simon family. The Simon family also collectively owns a significant ownership interest in the Simon Property Group, L.P.

 (4) Includes 1,938,089 shares deposited in the voting trust described in note
     (7) below. Includes options to purchase 73,760 shares of common stock.

 (5) All of the shares listed were deposited in the voting trust described in note (7) below.

 (6) All of the shares were deposited in the voting trust described in note (7) below. Includes 2,069,804 shares registered in the name of the Geiger Family 1999 Irrevocable GST Trust of which Stephen A. Geiger is trustee.

 (7) Includes 1,938,089 shares beneficially owned by John S. Mills, 1,938,089 shares beneficially owned by David R. Geltzer 301,062 shares beneficially owned by Stephen A. Geiger and 2,069,804 shares beneficially owned by the Geiger Family 1999 Irrevocable GST Trust, all of which are registered in the name of Julian R. Geiger as trustee under a voting trust agreement dated September 6, 1998 between Messrs. Geiger, Mills and Geltzer (to which Stephen Geiger and the Geiger Family 1999 Irrevocable GST Trust later became parties), pursuant to which Mr. Geiger has voting authority over the shares. The voting trust agreement shall terminate by its terms upon the consummation of this offering and therefore the shares owned by the Geiger Family 1999 Irrevocable GST Trust, Mr. Mills, Mr. Geltzer and Mr. Stephen
     A. Geiger are not included in the shares beneficially owned by Mr. Julian
     R. Geiger after the offering. Also includes options to purchase 974,313 shares of common stock.

 (8) Includes 1,938,089 shares deposited in the voting trust described in note
     (7) above. Of these shares, 940,820 are held by the J. S. Mills Limited Partnership, of which Mr. Mills is general partner. Also, includes options to purchase 930,659 shares of common stock.

 (9) Includes options to purchase 263,430 shares of common stock.

(10) Includes options to purchase 298,052 shares of common stock.

(11) Includes options to purchase 214,507 shares of common stock.

(12) Includes options to purchase 136,983 shares of common stock.

(13) Includes options to purchase 18,816 shares of common stock.

(14) Includes options to purchase 3,006,108 shares of common stock.

AGREEMENTS WITH SELLING STOCKHOLDERS

     Employment Agreements. Each of Mr. Geiger and Mr. Mills have entered into employment agreements with us, the terms of which are described in the "Management -- Employment Agreements" section of this prospectus.

     Management Services. Six employees of Bear Stearns Merchant Banking have an indirect economic interest in the shares of Aeropostale held by the Bear Stearns MB 1998-1999 Pre-Fund, LLC. Bear Stearns Merchant Banking provides management services to us and has the right to designate five persons to our board of directors pursuant to agreements more fully described in "Certain Transactions."

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Upon completion of the offering we will be authorized to issue 200,000,000 shares of common stock, $0.01 par value, and 5,000,000 shares of undesignated preferred stock, $0.01 par value. As of February 2, 2002, options to purchase 5,420,252 shares of our common stock were outstanding under our 1998 Stock Option Plan at a weighted average exercise price of $0.27. All of our outstanding options shall become exercisable upon the consummation of this offering. The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

COMMON STOCK

     As of February 2, 2002, there were 32,165,507 shares of common stock outstanding which were held of record by 26 stockholders, giving effect to the conversion of all outstanding shares of non-voting common stock into common stock upon the consummation of this offering.

     The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of a liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued in this offering will be fully paid and nonassessable.

PREFERRED STOCK

     Following the closing of this offering, our board of directors will be authorized, subject to any limitations prescribed by law, without stockholder approval, from time to time to issue up to an aggregate of 5,000,000 shares of preferred stock, $0.01 par value per share, in one or more series, each of the series to have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by our board of directors. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for others to acquire, or of discouraging others from attempting to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

DELAWARE ANTI-TAKEOVER LAW AND CHARTER AND BYLAW PROVISIONS

     Provisions of Delaware law and our certificate of incorporation and bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions, summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

     We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

REGISTRATION RIGHTS

     Subject to limitations contained in the Stockholders Agreement, dated August 3, 1998, between us and the holders of 100% of our then outstanding common stock, at any time beginning 180 days after the date of this prospectus, these holders may require that we use our best efforts to register up to 14,805,017 of their shares of common stock for public resale. In addition, if we register any of our securities either for our own account or for the account of other security holders, the holders of 21,540,507 shares of common stock are entitled to include their shares of common stock in the registration, subject to the ability of the underwriters to limit the number of shares included in this offering. All registration expenses must be borne by us and all selling expenses relating to registrable securities must be borne by the holders of the securities being registered.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, we will have 34,040,507 shares of common stock outstanding. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining 21,540,507 shares of common stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act, described below. Subject to such restrictions and applicable law, the holders of 21,377,557 shares of common stock will be free to sell any and all shares of common stock they beneficially own at various times commencing 180 days after the date of this prospectus. Upon the consummation of our offering the holders of 162,950 shares of common stock will be free to sell any shares of common stock they beneficially own under Rule 144.

     We cannot make any predictions as to the number of shares that may be sold in the future or the effect, if any, that sales of these shares, or the availability of these shares for future sale, will have on the prevailing market prices of our common stock. Sales of a significant number of shares of our common stock in the public market, or the perception that these sales could occur, could adversely affect prevailing market prices of our common stock and could impair our ability to raise equity capital in the future.

LOCK-UP AGREEMENTS

     We, our executive officers, directors, each holder of 5% or more of our common stock and certain of our officers, have agreed that, subject to limited exceptions, each will not, for a period of 180 days after the date of this prospectus, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of common stock or securities convertible into or exchangeable or exercisable for any shares of common stock, or publicly disclose the intention to make any such offer, sale, pledge or disposal, without the prior written consent of Bear, Stearns & Co. Inc. and Merrill Lynch. Bear, Stearns & Co. Inc. and Merrill Lynch may together release all or a portion of the shares subject to this lock-up agreement at any time without prior notice. Bear, Stearns & Co. Inc. and Merrill Lynch do not have any current intention to release any portion of the securities subject to lock-up agreements.

RULE 144

     In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the number of shares of common stock then outstanding, which will equal approximately 340,405 shares immediately after this offering; or

     - the average weekly trading volume of the common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

     Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

RULE 144(k)

     Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

RULE 701

     Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell their shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares.

     We intend to file a Registration Statement on Form S-8 registering 5,467,293 shares of common stock subject to outstanding options or reserved for future issuance under our 1998 Stock Option Plan and 1,735,556 shares of common stock reserved for future issuance under our 2002 Long-Term Incentive Plan. As of February 2, 2002, options to purchase a total of 5,420,252 shares were outstanding and 1,782,597 shares were reserved for future issuance under our stock plans. Once the Registration Statement on Form S-8 is filed, our common stock issued upon exercise of outstanding vested options, other than common stock issued to our affiliates will be available for immediate resale in the open market.

REGISTRATION RIGHTS

     Beginning 180 days after the date of this offering, holders of 14,805,017 shares of our common stock will be able to require us to conduct a registered public offering of their shares. In addition, holders of 21,540,507 shares of our common stock will be entitled to have their shares included for sale in subsequent registered offerings of our common stock. See "Description of Capital Stock -- Registration Rights." Registration of such shares under the Securities Act would, except for shares purchased by affiliates, result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.

                                  UNDERWRITING

     Subject to the terms and conditions of an underwriting agreement, dated May 15, 2002, the underwriters named below, acting through their representatives, Bear, Stearns & Co. Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated have severally agreed with us and the selling stockholders to purchase from us and the selling stockholders the number of shares of common stock set forth below opposite their respective names.

                                                              NUMBER OF
UNDERWRITERS                                                    SHARES
------------                                                  ----------
Bear, Stearns & Co. Inc. ...................................   3,591,250
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........   3,591,250
Banc of America Securities LLC..............................   2,210,000
U.S. Bancorp Piper Jaffray Inc. ............................   1,105,000
First Union Securities, Inc.................................     552,500
CIBC World Markets Corp. ...................................     100,000
Credit Suisse First Boston Corporation......................     100,000
Jeffries & Company..........................................     100,000
Lazard Freres & Co. LLC.....................................     100,000
J.P. Morgan Securities Inc..................................     100,000
Prudential Securities Incorporated..........................     100,000
RBC Dain Rauscher Inc. .....................................     100,000
UBS Warburg LLC.............................................     100,000
Thomas Weisel Partners LLC..................................     100,000
INVESTEC PMG CAPITAL CORP. .................................      50,000
The Buckingham Research Group Incorporated..................      50,000
C.E. Unterberg, Towbin......................................      50,000
Chatsworth Securities LLC...................................      50,000
Friedman, Billings, Ramsey & Co., Inc. .....................      50,000
Gerard Klauer Mattison & Co., LLC...........................      50,000
Ladenburg Thalmann & Co. Inc. ..............................      50,000
Neuberger & Berman..........................................      50,000
SunTrust Capital Markets, Inc. .............................      50,000
Wedbush Morgan Securities Inc. .............................      50,000
William Blair & Company, L.L.C. ............................      50,000
                                                              ----------
Total.......................................................  12,500,000
                                                              ==========

     The underwriters' representatives have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession of not in excess of $0.76 per share, of which $0.10 may be reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The common stock is offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     The selling stockholders have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to a total of 1,875,000 shares of common stock from such selling stockholders to cover over-allotments, if any, at the public offering price less underwriting discounts and commissions. If the underwriters exercise their over-allotment option to purchase any of the additional 1,875,000 shares of common stock, each underwriter, subject to certain conditions, will become obligated to purchase its pro-rata portion of these additional shares based on the underwriter's percentage underwriting commitment in the offering as indicated in the table above. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered hereby are being sold. The selling stockholders will be obligated, pursuant to the over-allotment option, to sell shares to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

     The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to us and the selling stockholders from the sale of common stock. Such amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares.

                                                                       TOTAL
                                                          --------------------------------
                                                 PER         WITHOUT             WITH
                                                SHARE     OVER-ALLOTMENT    OVER-ALLOTMENT
                                                ------    --------------    --------------
Public offering price.........................  $18.00     $225,000,000      $258,750,000
Underwriting discount.........................  $ 1.26     $ 15,750,000      $ 18,112,500
Proceeds, before expenses, to us..............  $16.74     $ 31,387,500      $ 31,387,500
Proceeds, before expenses, to the selling
  stockholders................................  $16.74     $177,862,500      $209,250,000

     The expenses of the offering, other than underwriting discounts and commissions referred to above, are estimated at $2.7 million and are payable entirely by us.

     We and the selling stockholders have severally agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

     Each of our executive officers, directors and principal stockholders, each of the selling stockholders and certain of our officers, have agreed for a period of 180 days after the date of this prospectus, subject to limited exceptions, not to:

     - offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or thereafter acquired directly by those holders or with respect to which they have the power of disposition; or

     - enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock (regardless of whether any of these transactions are to be settled by the delivery of common stock, or such other securities, in cash or otherwise)

without the prior written consent of Bear, Stearns & Co. Inc. and Merrill Lynch. Bear, Stearns & Co. Inc. and Merrill Lynch may together, however, in their sole discretion and at any time or from time to time before the termination of the 180-day period, without notice, release all or any portion of the securities subject to lock-up agreements. Bear, Stearns & Co. Inc. and Merrill Lynch do not have any current intention to release any portion of the securities subject to lock-up agreements.

     In addition, we have agreed that, subject to certain exceptions, during the 180-day lock-up period we will not, without the prior written consent of Bear, Stearns & Co. Inc. and Merrill Lynch, consent to the disposition of any shares held by stockholders subject to lock-up agreements prior to the expiration of the lock-up period, or issue, sell, contract to sell, or otherwise dispose of, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock, other than the sale of common stock in this offering, the issuance of our common stock upon the exercise of outstanding options or warrants, and the issuance of options or shares of common stock under existing stock option and incentive plans.

     Other than in the United States, no action has been taken by us, the selling stockholders or the underwriters that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

     Our common stock has been approved for listing on the New York Stock Exchange under the symbol "ARO."

     A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. The underwriters may allocate a number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than any prospectus made available in electronic format as described above, the information on any web site containing the prospectus is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in such capacity and should not be relied on by prospective investors.

     The representatives have advised us that, pursuant to Regulation M under the Securities Exchange Act, some participants in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with this offering if the common stock originally sold by such underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised us that such transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the common stock offered by this prospectus has been determined through negotiations among us, the selling stockholders, and the representatives of the underwriters. Among the factors considered in these negotiations were prevailing market conditions, our financial information, market valuations of other companies that we and the representatives of the underwriters believe to be comparable to us, estimate of our business potential, the present state of our development and other factors deemed relevant.

     At our request, the underwriters have reserved for sale at the initial public offering price up to 5% of the shares in this offering to be sold to our directors, officers, employees and certain business associates. The number of shares available for sale to the general public will be reduced to the extent such shares are purchased. Any of these reserved shares not so purchased will be offered by the underwriters on the same basis as the shares offered by this prospectus. Purchases of reserved shares are to be made through an account at Bear, Stearns & Co. Inc. in accordance with Bear, Stearns & Co. Inc.'s procedures for opening an account and transacting in securities.

     Certain of the underwriters and their affiliates have in the past provided, and may in the future provide, investment banking and other financial and banking services to us for which they have in the past received, and may in the future receive, customary fees.

     Management services agreement. In July 1998, we entered into a management services agreement with Bear Stearns Merchant Banking pursuant to which it provided management services to us and incurred expenses on our behalf. The services consisted of formulating and implementing business strategies, including identifying and assisting us in evaluating corporate opportunities, such as marketing opportunities and financial strategies. Bear Stearns Merchant Banking also assisted us with respect to lender, security holder and public and government relations matters. Under the agreement, we paid Bear Stearns Merchant Banking $350,000 in the six months ended February 2, 2002, $450,000 in fiscal 2001, $403,000 in fiscal 2000 and $268,000 in fiscal 1999. In addition, upon the consummation of this offering Bear Stearns Merchant Banking will be entitled to a fee equal to one percent of the proceeds we receive from the sale of common stock in this offering. The agreement will terminate by its terms upon the consummation of this offering.

     Stockholders' Agreement. In August 1998, we and stockholders owning 100% of our then outstanding common stock entered into an agreement pursuant to which each party agreed to take all action necessary to ensure that five persons designated by Bear Stearns Merchant Banking and three persons designated by Julian R. Geiger, David Geltzer and John S. Mills as a group, referred to herein as the management group, serve on our board of directors. The number of persons that each of Bear Stearns Merchant Banking and the management group is entitled to designate to our board under the agreement will be reduced if the number of shares of our common stock that they each hold falls beneath set thresholds. Directors designated by either Bear Stearns Merchant Banking or the management group may only be removed by the party or parties entitled to nominate them.

     The stockholders' agreement provides that the affirmative vote of the majority of our board is required for us to take specified fundamental corporate actions. These actions include, among others:

     - the approval of our annual budget and any deviation from our annual budget by more than ten percent;

     - capital expenditures in excess of $250,000;

     - hiring or firing of certain key employees;

     - redemptions, repurchases or other acquisitions of our capital stock;

     - authorization or issuance of any equity security;

     - amendments to our charter documents;

     - any merger or consolidation of us into another corporation, or the sale of substantially all of our assets;

     - declaration of any dividend; and

     - increase in authorized shares.

     Bear, Stearns & Co. Inc. is a member of the National Association of Securities Dealers, Inc. (NASD). Under Rule 2720 of the NASD Conduct Rules, we are considered an affiliate of Bear, Stearns & Co. Inc. since the parent company of Bear, Stearns & Co. Inc. beneficially owns through its subsidiary, Bear Stearns MB 1998-1999 Pre-Fund, LLC, 65.7% of our common stock outstanding as of February 2, 2002, and 85.7% of our 12 1/2% Series B redeemable preferred stock. In addition, we intend to use more than 10% of the net proceeds from the sale of common stock in this offering to redeem all outstanding shares of such 12 1/2% Series B redeemable preferred stock. Under Rule 2720, when an NASD member participates in the underwriting of an affiliate's equity securities, the public offering price per share can be no lower than that recommended by a "qualified independent underwriter" meeting certain standards.

Merrill Lynch is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. The initial public offering price of the shares of our common stock will be no higher than the price recommended by Merrill Lynch, which will not receive any additional compensation in connection with its acting as a qualified independent underwriter.

     Underwriters. First Union Securities, Inc. (acting under the trade name Wachovia Securities) is an indirect, wholly-owned subsidiary of Wachovia Corporation. Wachovia Corporation conducts its investment banking, institutional and capital markets businesses through its various bank, broker-dealer and nonbank subsidiaries (including First Union Securities, Inc.) under the trade name of Wachovia Securities. Any references to Wachovia Securities in this prospectus, however, do not include Wachovia Securities, Inc., member NASD/SIPC and a separate broker-dealer subsidiary of Wachovia Corporation and an affiliate of First Union Securities, Inc., which may or may not be participating as a selling dealer in the distribution of the common stock offered by this prospectus.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Kirkland & Ellis, New York, New York. Certain legal matters will be passed upon for the underwriters by Paul, Hastings, Janofsky & Walker LLP, New York, New York.

                                    EXPERTS

     The financial statements as of July 29, 2000, August 4, 2001 and February 2, 2002 and for each of the three years in the period ended August 4, 2001 and for the six months ended February 2, 2002, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We filed with the Securities and Exchange Commission, Washington, D.C., a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock sold in this offering. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to our company and our common stock, we refer you to the registration statement and to the exhibits and schedules that were filed with the registration statement. Statements contained in this prospectus as to the contents of any contract or other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement may be inspected by anyone without charge at the Public Reference Section of the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any portion of the registration statement may be obtained from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed fees. The Securities and Exchange Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

     We currently are not required to file reports with the Securities and Exchange Commission. Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and, in accordance with the requirements of the Securities Exchange Act of 1934, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. These periodic reports, proxy statements and other information will be available for inspection and copying at the regional offices, public reference facilities and web site of the Securities and Exchange Commission referred to above.

                               AEROPOSTALE, INC.

                         INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report................................  F-2
Balance Sheets as of July 29, 2000, August 4, 2001 and
  February 2, 2002..........................................  F-3
Statements of Income for the fiscal years ended July 31,
  1999, July 29, 2000 and August 4, 2001, and for the six
  months ended February 3, 2001 (unaudited) and February 2,
  2002......................................................  F-4
Statements of Stockholders' Equity for the fiscal years
  ended July 31, 1999, July 29, 2000 and August 4, 2001, and for the six months ended February 2, 2002.................  F-5
Statements of Cash Flows for the fiscal years ended July 31,
  1999, July 29, 2000 and August 4, 2001, and for the six
  months February 3, 2001 (unaudited) and ended February 2,
  2002......................................................  F-6
Notes to Financial Statements...............................  F-7

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Aeropostale, Inc.

     We have audited the accompanying balance sheets of Aeropostale, Inc. (the "Company") as of August 4, 2001, July 29, 2000 and February 2, 2002 and the related statements of income, stockholders' equity, and cash flows for each of the three fiscal years in the period ended August 4, 2001 and for the six months ended February 2, 2002. Our audits included the financial statement schedule listed in the accompanying index. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of Aeropostale, Inc. as of August 4, 2001, July 29, 2000 and February 2, 2002 and the results of its operations and its cash flows for each of the three fiscal years in the period ended August 4, 2001 and for the six months ended February 2, 2002 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

New York, New York
March 26, 2002 (except for note 19, as
to which the date is May 10, 2002)

                               AEROPOSTALE, INC.

                                 BALANCE SHEETS


                                                             JULY 29,    AUGUST 4,    FEBRUARY 2,
                                                               2000        2001          2002
                                                             --------    ---------    -----------
                                                                        (IN THOUSANDS)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents................................  $ 3,717     $  6,506      $ 44,958
  Merchandise inventory....................................   47,966       58,679        37,979
  Deferred income taxes....................................    1,093          303            25
  Other current assets.....................................    9,639        7,207         6,818
                                                             -------     --------      --------
     Total current assets..................................   62,415       72,695        89,780
FIXTURES, EQUIPMENT AND IMPROVEMENTS -- Net................   23,016       42,344        48,646
DEFERRED INCOME TAXES......................................    7,530        5,477         7,923
OTHER ASSETS...............................................      578          612           578
                                                             -------     --------      --------
          TOTAL ASSETS.....................................  $93,539     $121,128      $146,927
                                                             =======     ========      ========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Revolving credit facility................................  $26,987     $ 35,267      $     --
  Accounts payable.........................................   15,812       13,311        13,995
  Accrued expenses.........................................   11,430       13,307        37,604
                                                             -------     --------      --------
     Total current liabilities.............................   54,229       61,885        51,599
OTHER NONCURRENT LIABILITIES:
  Negative goodwill net of accumulated amortization of $468
     and $702..............................................    1,866        1,632            --
  Other liabilities........................................   13,443       22,278        25,521
SERIES A EXCHANGEABLE REDEEMABLE PREFERRED STOCK:
  $0.01 par value per share; 6 authorized, zero issued and
     outstanding, liquidation preference $6,000; 6%
     cumulative............................................       --           --            --
SERIES B REDEEMABLE PREFERRED STOCK:
  $0.01 par value per share; authorized, issued and
     outstanding, 6 shares liquidation preference $6,250;
     12.5% cumulative......................................    7,995        9,043         9,617
COMMITMENT AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Common stock -- par value, $0.01 per share; 75,266 shares
     authorized, 31,047 shares issued and outstanding......      310          310           310
  Common stock -- Nonvoting, par value, $0.01 per share;
     75,266 shares authorized, 66, 490 and 1,118 shares
     issued and outstanding................................        1            5            11
  Additional paid-in capital...............................      640          649         9,321
  Deferred Compensation....................................       --           --        (4,473)
  Retained earnings........................................   15,055       25,326        55,021
                                                             -------     --------      --------
     Total stockholders' equity............................   16,006       26,290        60,190
                                                             -------     --------      --------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY............  $93,539     $121,128      $146,927
                                                             =======     ========      ========


                       See notes to financial statements.

                               AEROPOSTALE, INC.

                              STATEMENTS OF INCOME

                                                    FOR THE YEAR ENDED              SIX MONTHS ENDED
                                              -------------------------------   -------------------------
                                              JULY 31,   JULY 29,   AUGUST 4,   FEBRUARY 3,   FEBRUARY 2,
                                                1999       2000       2001         2001          2002
                                              --------   --------   ---------   -----------   -----------
                                                                                (UNAUDITED)
                                                     (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
NET SALES...................................  $152,506   $213,445   $304,767     $184,369      $284,040
COST OF SALES (including $845 equity based
  compensation in 2002 and certain buying,
  occupancy and warehousing expenses).......   110,489    151,973    218,618      124,611       180,054
                                              --------   --------   --------     --------      --------
     Gross profit...........................    42,017     61,472     86,149       59,758       103,986
                                              --------   --------   --------     --------      --------
COSTS AND EXPENSES:
  Selling, general and administrative
     expenses (including $3,127 equity based
     compensation in 2002)..................    32,406     45,680     65,918       34,469        55,169
  Store closing expenses....................        --         --        815           --            --
  Amortization of negative goodwill.........      (234)      (234)      (234)        (116)           --
                                              --------   --------   --------     --------      --------
     Total costs and expenses...............    32,172     45,446     66,499       34,353        55,169
                                              --------   --------   --------     --------      --------
INCOME FROM OPERATIONS......................     9,845     16,026     19,650       25,405        48,817
INTEREST EXPENSE -- Net of interest income
  of $24, $20, $197, $21 and $105...........        86        911      1,671        1,082           292
                                              --------   --------   --------     --------      --------
INCOME BEFORE INCOME TAXES..................     9,759     15,115     17,979       24,323        48,525
PROVISION FOR INCOME TAXES..................     3,529      5,749      7,065        9,629        19,888
                                              --------   --------   --------     --------      --------
INCOME FROM CONTINUING OPERATIONS...........     6,230      9,366     10,914       14,694        28,637
DISCONTINUED OPERATIONS:
  Loss from operations of discontinued
     Chelsea Cambell business (less
     applicable income tax benefit of $583
     and $2,008)............................      (268)    (3,212)        --           --            --
  Gain on disposal of Chelsea Cambell
     business (less applicable benefit of
     $2,776 and expense of $257 and $248)...        --      5,214        405          388            --
                                              --------   --------   --------     --------      --------
  Gain (loss) on discontinued operations....      (268)     2,002        405          388            --
CUMULATIVE EFFECT OF ACCOUNTING CHANGE......        --         --         --           --         1,632
                                              --------   --------   --------     --------      --------
NET INCOME..................................  $  5,962   $ 11,368   $ 11,319     $ 15,082      $ 30,269
                                              ========   ========   ========     ========      ========
BASIC NET INCOME (LOSS) PER COMMON SHARE
  From continuing operations................  $   0.16   $   0.27   $   0.32     $   0.46      $   0.89
  From discontinued operations..............     (0.01)      0.06       0.01         0.01            --
  From cumulative accounting change.........        --         --         --           --          0.05
                                              --------   --------   --------     --------      --------
  Net income per share......................  $   0.15   $   0.33   $   0.33     $   0.47      $   0.94
                                              ========   ========   ========     ========      ========
DILUTED NET INCOME (LOSS) PER COMMON SHARE:
  From continuing operations................  $   0.15   $   0.24   $   0.28     $   0.40      $   0.78
  From discontinued operations..............     (0.01)      0.06       0.01         0.01            --
  From cumulative accounting change.........        --         --         --           --          0.05
                                              --------   --------   --------     --------      --------
  Net income per share......................  $   0.14   $   0.30   $   0.29     $   0.41      $   0.83
                                              ========   ========   ========     ========      ========
Basic weighted average number of shares
  outstanding...............................    31,048     31,069     31,339       31,183        31,633
Diluted weighted average number of shares
  outstanding...............................    34,497     34,693     35,465       35,177        36,000

                       See notes to financial statements.

                               AEROPOSTALE, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                                    COMMON STOCK
                                  COMMON STOCK        NONVOTING      ADDITIONAL
                                 ---------------   ---------------    PAID-IN       DEFERRED     RETAINED
                                 SHARES   AMOUNT   SHARES   AMOUNT    CAPITAL     COMPENSATION   EARNINGS    TOTAL
                                 ------   ------   ------   ------   ----------   ------------   --------   -------
                                                                   (IN THOUSANDS)
BALANCE, AUGUST 1, 1998:.......  31,047    $310       --     $--       $  639       $    --      $    --    $   949
  Net income...................      --      --       --      --           --            --        5,962      5,962
  Stock options exercised......      --      --        6      --           --            --           --         --
  Accrued
    dividend -- redeemable
    preferred stock............      --      --       --      --           --            --       (1,187)    (1,187)
  Accretion of Series A
    Preferred Stock............      --      --       --      --           --            --          (48)       (48)
                                 ------    ----    -----     ---       ------       -------      -------    -------
BALANCE, JULY 31, 1999:........  31,047     310        6      --          639            --        4,727      5,676
  Net income...................      --      --       --      --           --            --       11,368     11,368
  Stock options exercised......      --      --       60       1            1            --           --          2
  Accrued
    dividend -- redeemable
    preferred stock............      --      --       --      --           --            --       (1,021)    (1,021)
  Accretion of Series A
    Preferred Stock............      --      --       --      --           --            --          (19)       (19)
                                 ------    ----    -----     ---       ------       -------      -------    -------
BALANCE, JULY 29, 2000:........  31,047     310       66       1          640            --       15,055     16,006
  Net income...................      --      --       --      --           --            --       11,319     11,319
  Stock options exercised......      --      --      424       4            9            --           --         13
  Accrued
    dividend -- redeemable
    preferred stock............      --      --       --      --           --            --       (1,048)    (1,048)
                                 ------    ----    -----     ---       ------       -------      -------    -------
BALANCE, AUGUST 4, 2001:.......  31,047     310      490       5          649            --       25,326     26,290
  Net income...................      --      --       --      --           --            --       30,269     30,269
  Stock options exercised......      --      --      628       6          227            --           --        233
  Equity based compensation....      --      --       --      --        8,445        (8,445)          --         --
  Amortization of equity based
    compensation...............                                                       3,972           --      3,972
  Accrued
    dividend -- redeemable
    preferred stock............      --      --       --      --           --            --         (574)      (574)
                                 ------    ----    -----     ---       ------       -------      -------    -------
BALANCE, FEBRUARY 2, 2002:.....  31,047    $310    1,118     $11       $9,321       $(4,473)     $55,021    $60,190
                                 ======    ====    =====     ===       ======       =======      =======    =======

                       See notes to financial statements.

                               AEROPOSTALE, INC.

                            STATEMENTS OF CASH FLOWS


                                                             FOR THE YEAR ENDED              SIX MONTHS ENDED
                                                       -------------------------------   -------------------------
                                                       JULY 31,   JULY 29,   AUGUST 4,   FEBRUARY 3,   FEBRUARY 2,
                                                         1999       2000       2001         2001          2002
                                                       --------   --------   ---------   -----------   -----------
                                                                                         (UNAUDITED)
                                                                         (AMOUNTS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.........................................  $ 5,962    $ 11,368   $ 11,319     $ 15,082      $ 30,269
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and amortization....................      244       3,799      3,938        1,698         3,124
    Amortization of tenant allowances and above
      market leases..................................   (1,261)     (2,401)    (1,917)        (869)       (1,315)
    Impairment charge................................       --          --        815           --            --
    Amortization of negative goodwill................   (1,284)       (847)      (234)        (116)           --
    Equity based compensation charge.................       --          --         --           --         3,972
    Gain (loss) on discontinued operations...........      851       2,782       (662)        (636)           --
    Deferred rent, net...............................      843         916      1,132          540           406
    Pension expense..................................      210         171        247          125           133
    Deferred income taxes............................      678       2,068      2,843         (292)       (2,168)
    Cumulative effect of accounting change...........       --          --         --           --        (1,632)
    Changes in operating assets and liabilities:
      Merchandise inventory..........................   (3,203)    (20,964)   (10,713)      14,282        20,700
      Other current assets...........................   (1,092)     (6,520)     2,432        1,570           389
      Other assets...................................     (210)       (357)        21          (22)           --
      Accounts payable...............................    5,914       5,317     (2,501)      (7,653)          684
      Accrued expenses and other liabilities.........    5,188       8,129     12,844       14,571        28,316
                                                       -------    --------   --------     --------      --------
         Net cash provided by operating activities...   12,840       3,461     19,564       38,280        82,878
                                                       -------    --------   --------     --------      --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of fixtures, equipment and
    improvements.....................................   (4,461)    (19,656)   (23,916)     (10,977)       (9,392)
                                                       -------    --------   --------     --------      --------
    Cash used in investing activities................   (4,461)    (19,656)   (23,916)     (10,977)       (9,392)
                                                       -------    --------   --------     --------      --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Stock options exercised............................       --           2         13            4           233
  Net borrowings under revolving credit facility.....   (3,801)     26,563      8,280      (25,275)      (35,267)
  Payment of deferred finance costs..................       --          --       (220)          --            --
  Redemption of Series A preferred stock.............       --      (4,537)        --           --            --
  Payment of dividends...............................       --        (463)        --           --            --
                                                       -------    --------   --------     --------      --------
    Cash (used in) provided by financing
      activities.....................................   (3,801)     21,565      8,073      (25,271)      (35,034)
                                                       -------    --------   --------     --------      --------
    Cash used in discontinued operations.............   (5,082)     (5,563)      (932)        (958)           --
                                                       -------    --------   --------     --------      --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.....     (504)       (193)     2,789        1,074        38,452
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD.......    4,414       3,910      3,717        3,717         6,506
                                                       -------    --------   --------     --------      --------
CASH AND CASH EQUIVALENTS, END OF PERIOD.............  $ 3,910    $  3,717   $  6,506     $  4,791      $ 44,958
                                                       =======    ========   ========     ========      ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Income taxes paid..................................  $ 1,193    $  1,369   $  1,953     $  1,883      $ 10,699
                                                       =======    ========   ========     ========      ========
  Interest expense paid..............................  $   210    $    785   $  1,724     $  1,026      $    391
                                                       =======    ========   ========     ========      ========
SIGNIFICANT NONCASH INVESTING AND FINANCING
  TRANSACTIONS:
  Accrued dividends on Series A Exchangeable
    Redeemable Preferred Stock.......................  $   367    $     96   $     --     $     --      $     --
                                                       =======    ========   ========     ========      ========
  Accrued dividends on Series B Redeemable Preferred
    Stock............................................  $   820    $    925   $  1,048     $    508      $    574
                                                       =======    ========   ========     ========      ========
  Accretion on Series A Exchangeable Redeemable
    Preferred Stock..................................  $    48    $     19   $     --     $     --      $     --
                                                       =======    ========   ========     ========      ========


                       See notes to financial statements.

                               AEROPOSTALE, INC.

                         NOTES TO FINANCIAL STATEMENTS
         (AMOUNTS IN THOUSANDS, EXCEPT SHARE, PER SHARE AND STORE DATA)

1. BUSINESS

     Description of Business -- Aeropostale, Inc. (the "Company") is a mall-based specialty retailer of casual apparel and accessories for young women and young men with a total of 278 stores as of February 2, 2002 located in 33 states and the District of Columbia. In February 2000, the Company decided to discontinue the operations of its Chelsea Cambell stores (Note 17).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Fiscal Year -- The Company elected to change its fiscal year from a 52/53 week year that ends on the Saturday nearest to July 31 to a 52/53 week year that ends on the Saturday nearest to January 31, effective for the transition period ended on February 2, 2002. For tax purposes, the Company has retained its July year-end. As used herein, "Fiscal 2001" refers to the year end August 4, 2001, "Transition 2001" refers to the six month period from August 5, 2001 to February 2, 2002. Similarly, "2000" and "1999" refer to the fiscal years ended July 29, 2000 and July 31, 1999 and "Transition 2000" refers to the six month period from July 30, 2000 to February 3, 2001. All references to amounts related to the six months ended February 3, 2001 are unaudited. Transition 2001 has twenty-six weeks while Transition 2000 has twenty-seven weeks.

     Cash Equivalents -- The Company considers credit card receivables and all short-term investments with an original maturity of three months or less as cash equivalents.

     Merchandise Inventory -- Inventory consists of finished goods and is valued at the lower of cost or market determined on a first-in, first-out basis. Merchandise inventory includes warehousing, freight, merchandise and design costs as an inventory product cost.

     Fixtures, Equipment and Improvements -- Fixtures, equipment and improvements are stated at cost. Depreciation and amortization are provided for by the straight-line method over the following estimated useful lives:

Store fixtures and equipment...  10 years
Leasehold improvements.........  Lesser of life of the asset or life of lease
Computer equipment and
  software ....................  5 years

     Effective the first quarter of 2001, the Company adjusted the estimated useful lives for store fixtures and equipment from 7 to 10 years and computer equipment and software from 3 to 5 years. The Company examined and reviewed its accounting policies and practices and determined that revised useful lives reflect a more accurate timing of the economic benefits to be received from such assets. The change in estimate had a $574 (net of tax benefit of $382) impact on the fiscal 2001 results.

     Impairment of Long-Lived and Intangible Assets -- The Company follows Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. In evaluating the fair value and future benefits of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets and reduces their carrying value by the excess, if any, of the result of such calculation. Management believes at this time that the long-lived assets' carrying value and useful life continues to be appropriate, after adjusting for the impairment disclosed below.

     In fiscal 2001, in accordance with SFAS No. 121, the Company recorded noncash store closing expenses of $815 to reflect the write-down of leasehold improvements and stores fixtures and equipment to

                               AEROPOSTALE, INC.

their net realizable value, in seven stores closed by October 2001. The Company did not incur any other costs associated with such store closings.

     Income Taxes -- Income taxes are recognized during the year in which transactions enter into the determination of financial statement income, with deferred taxes being provided for temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by the tax laws.

     Pre-Operating Expenses -- The Company expenses new store operating costs as incurred.

     Deferred Costs -- Deferred financing costs are amortized over the life of the debt using the straight-line method. Net deferred financing charges were $155, $208 and $174, net of accumulated amortization of $307, $12 and $46 as of 2000, 2001 and Transition 2001, respectively. These amounts are included in other assets in the balance sheets.

     Deferred Rent -- Rent expense under operating leases provides for tenant allowances and fixed non-contingent escalations and is recognized on a straight-line basis over the term of each individual underlying lease.

     Revenue Recognition -- Revenue is recognized at the "point of sale." Allowances for sales returns are recorded as a component of net sales in the periods in which the related sales are recognized.

     Reserve for Returns -- The Company provides a reserve equal to the gross profit on projected merchandise returns based upon its prior returns experience.

     Marketing -- Marketing costs, which includes print, radio and other media advertising and collegiate athlete conference sponsorships, are expensed as incurred and were zero, $1,062, $2,210, $1,329 and $1,792 for fiscal years ended 1999, 2000, 2001, Transition 2000(unaudited) and Transition 2001, respectively.

     Shipping and Handling -- Emerging Issues Task Force ("EITF") Issue 00-10, Accounting for Shipping and Handling Fees and Costs, requires that all amounts billed to a customer in a sale transaction related to shipping and handling, if any, should be classified as revenue. As required, the Company adopted this EITF in the fourth quarter of 2001 and has reclassified shipping and handling reimbursements to net sales for all periods. Shipping and handling revenue amounted to approximately $2 for each of the fiscal years 1999, 2000 and 2001 and $1 and $2 for Transition 2000 (unaudited) and Transition 2001, respectively. The Company has recorded shipping and handling costs in general and administrative expenses of $282, $367, $575, $266 and $363 for fiscal years 1999, 2000 and 2001 and for Transition 2000 (unaudited) and 2001, respectively.

     Net Income Per Share -- Basic net income per share is computed by dividing net income after preferred dividends by the weighted average number of common shares outstanding for the period. Diluted net income per share also includes the dilutive effect of potential common shares outstanding during the period.

     Fair Value of Financial Instruments -- The following disclosure is made in accordance with the requirements of SFAS No. 107, Disclosures about Fair Value of Financial Instruments. The carrying amounts of cash and cash equivalents and accounts payable approximate its fair value due to the short-term maturities of such items. The carrying amount of the revolving credit facility approximates its fair value due to the variable interest rate it carries. The carrying amount of the Series B Preferred Stock approximates its fair value in that it carries a current market dividend rate. Estimated fair value disclosures have been determined by the Company, using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily

                               AEROPOSTALE, INC.

indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and estimation methodologies may have a material effect on the estimated fair value amounts.

     Derivatives -- During the first quarter of fiscal 2001, the Company adopted SFAS No. 133 and 138, Accounting for Derivative Instruments and Hedging Activities. SFAS 133 established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities requiring all companies to recognize derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS 138 is an amendment to SFAS 133, which amended or modified certain issues discussed in SFAS 133. Implementation of SFAS 133 and SFAS 138 did not have a material impact on the Company's statement of financial position, results of operations or cash flows.

     Reclassifications -- Certain reclassifications have been made to the consolidated financial statements in prior periods to conform to the current period presentation.

     Segment Reporting -- SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information establishes standards for reporting information about a company's operating segments. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company operates in a single operating segment -- the operation of mall-based specialty retail stores. Revenues from external customers are derived from merchandise sales. The Company's net sales mix by merchandise category for the last three fiscal years was as follows:

                                                                           TRANSITION
MERCHANDISE CATEGORIES                         1999    2000    2001       2000        2001
----------------------                         ----    ----    ----       ----        ----
                                                                       (UNAUDITED)
Young Women's................................   37%     42%     49%         47%        56%
Young Men's..................................   55      47      39          42         33
Accessories..................................    8      11      12          11         11
                                               ---     ---     ---         ---        ---
Total Merchandise Sales......................  100%    100%    100%        100%       100%
                                               ===     ===     ===         ===        ===

     The Company does not rely on any major customers as a source of revenue.

     New Accounting Standards -- In June 2001, the Financial Accounting Standards Board ("FASB") issued two new pronouncements: SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets.

     SFAS No. 141 addresses financial accounting and reporting for business combinations and supersedes APB No. 16, Business Combinations, and FASB Statement No. 38, Accounting for Preacquisition Contingencies of Purchased Enterprises. All business combinations in the scope of this Statement are to be accounted for using one method, the purchase method. SFAS 141 is effective as follows: a) use of the pooling-of-interest method is prohibited for business combinations initiated after June 30, 2001; and b) the provisions of SFAS 141 also apply to all business combinations accounted for by the purchase method that are completed after June 30, 2001 (that is, the date of the acquisition is July 2001 or later). The Company has determined that the adoption of this statement will not have an impact on the financial statements.

     SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB No. 17, Intangible Assets. It changes the accounting for goodwill from an amortization method to an impairment only approach. The Company adopted it on August 5, 2001. The adoption of this statement had a $1,632 impact on the financial statements for the write-off of the net negative goodwill as of August 5, 2001 (see Note 4).

                               AEROPOSTALE, INC.

     In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment of Long-Lived Assets, addresses accounting for and reporting of the impairment or disposal of long-lived assets that is effective for fiscal years beginning after December 15, 2001. The Company expects that the adoption of SFAS No. 144 will not have a significant impact on its financial position or results of operations. However, SFAS No. 144 may modify the presentation of the operating results of certain closed stores in the Company's statement of operations in the future.

3. SIGNIFICANT RISKS AND UNCERTAINTIES

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The accounts requiring the use of significant estimates included inventory, income tax and certain reserves.

     Certain Risks Concentration -- The Company had three suppliers who in the aggregate constituted approximately 36% and 41% of the Company's purchases for the year ended August 4, 2001 and Transition 2001, respectively. The loss of any of these suppliers would adversely affect the Company's operations.

4. CUMULATIVE EFFECT OF ACCOUNTING CHANGE

     In connection with the purchase of all the shares of the Company from Federated Specialty Stores, Inc. (a wholly-owned subsidiary of Federated Department Stores, Inc.) on August 3, 1998 ("Acquisition"), the Company recorded gross negative goodwill in the amount of $12.8 million that was being amortized over an estimated life of ten years.

     In connection with the decision to discontinue the operations of the Chelsea Cambell business, an allocation of the negative goodwill was made between the Aeropostale and the Chelsea Cambell businesses based upon their relative fair values at the Acquisition date. As a result of such allocation, approximately $8.8 million of unamortized negative goodwill was written off as part of the gain on disposal of the Chelsea Cambell business. The remaining negative goodwill allocated to Aeropostale continue to be amortized over its estimated life of ten years. Net negative goodwill was approximately $1,866 and $1,632 as of 2000 and 2001, respectively.

     The Company adopted SFAS 142 on August 5, 2001, the beginning of transition 2001. With the adoption of SFAS 142, the remaining negative goodwill was recorded as income from a cumulative effect of accounting change.

                               AEROPOSTALE, INC.

     Net income and income from continuing operations for the six months ended February 3, 2001 (unaudited) and February 2, 2002 and the three previous fiscal years had been adjusted to reflect net income and income from continuing operations as though no negative goodwill amortization and the cumulative accounting change was recorded.

                                   FISCAL YEAR                      SIX MONTHS ENDED
                           ---------------------------    ------------------------------------
                            1999      2000      2001      FEBRUARY 3, 2001    FEBRUARY 2, 2002
                           ------    ------    -------    ----------------    ----------------
                                                            (UNAUDITED)
Income from continuing
  operations.............  $6,230    $9,366    $10,914        $14,694             $28,637
Adjusted income from
  continuing operations
  (unaudited)............   5,996     9,132     10,680         14,578              28,637
Net income...............   5,962    11,368     11,319         15,082              30,269
Adjusted net income
  (unaudited)............   5,728    11,134     11,085         14,966              28,637
Diluted income from
  continuing operations
  per share..............  $ 0.15    $ 0.24    $  0.28        $  0.40             $  0.78
Adjusted diluted income
  from continuing
  operations per share
  (unaudited)............    0.14      0.23       0.27           0.40                0.78
Diluted net income per
  share..................    0.14      0.30       0.29           0.41                0.83
Adjusted net income per
  share (unaudited)......    0.13      0.29       0.28           0.41                0.78

5. OTHER CURRENT ASSETS

     Other current assets consist of the following:

                                                                              TRANSITION
                                                             2000     2001       2001
                                                            ------   ------   ----------
Prepaid expenses..........................................  $  318   $  706     $  593
Prepaid rent..............................................   2,653    2,939      3,547
Other receivables.........................................   5,271    3,562      2,678
Prepaid income taxes......................................   1,397       --         --
                                                            ------   ------     ------
                                                            $9,639   $7,207     $6,818
                                                            ======   ======     ======

                               AEROPOSTALE, INC.

6. FIXTURES, EQUIPMENT AND IMPROVEMENTS -- NET

     Fixtures, equipment and improvements -- net consist of the following:

                                                                              TRANSITION
                                                         2000       2001         2001
                                                        -------    -------    ----------
Leasehold improvements................................  $10,913    $25,297     $33,507
Store fixtures and equipment..........................    9,685     16,116      18,877
Computer equipment and software.......................    1,678      3,644       4,434
Construction in progress..............................    2,487      2,715         245
                                                        -------    -------     -------
                                                         24,763     47,772      57,063
Less accumulated depreciation and amortization........    1,747      5,428       8,417
                                                        -------    -------     -------
                                                        $23,016    $42,344     $48,646
                                                        =======    =======     =======

     Depreciation and amortization expense from continuing operations amounted to approximately $77, $1,653, $3,770, $1,623 and $3,090 for fiscal years 1999,
2000, 2001, Transition 2000 (unaudited) and Transition 2001, respectively.

7. ACCRUED EXPENSES

     Accrued expenses consist of the following:

                                                                                TRANSITION
                                                             2000      2001        2001
                                                            -------   -------   ----------
Accrued compensation......................................  $ 1,967   $ 3,636    $ 8,535
Sales and use tax.........................................      594       808        640
Accrued rent..............................................    2,170     1,648      4,192
Accrued gift certificates and credits.....................    1,914     2,571      4,658
Income tax payable........................................       --     1,874     13,237
Other.....................................................    4,785     2,770      6,342
                                                            -------   -------    -------
                                                            $11,430   $13,307    $37,604
                                                            =======   =======    =======

8. NON CURRENT OTHER LIABILITIES

     Non current other liabilities consist of the following:

                                                                                TRANSITION
                                                             2000      2001        2001
                                                            -------   -------   ----------
Deferred rent.............................................  $ 8,440   $17,806    $21,300
Above market rental liability.............................    3,072     2,303      1,919
Unfunded pension liability................................    1,931     2,169      2,302
                                                            -------   -------    -------
                                                            $13,443   $22,278    $25,521
                                                            =======   =======    =======

     In connection with the Acquisition, the Company recorded a liability to reflect leases that were at above-market rental rates. This liability will be amortized as a reduction of future rental expenses over the respective lease lives. The amortization was approximately $1.2 million, $2.0 million and $0.8 million for the fiscal years ended 1999, 2000 and 2001, respectively and $0.4 million for Transition 2000 (unaudited) and Transition 2001. In fiscal 2000, approximately $0.5 million was written off in connection with the discontinued operations and approximately $0.9 was written off in connection with certain Aeropostale stores closed.

                               AEROPOSTALE, INC.

9. REVOLVING CREDIT FACILITY

     The Company has a revolving credit agreement, as amended, with a bank under which the Company may borrow or obtain letters of credit up to an aggregate of $55 million (the "Credit Facility"), with letters of credit having a sub-limit of $15 million. The facility matures by its terms on July 31, 2004. Indebtedness under the Credit Facility is collateralized by the assets of the Company. Borrowings under the Credit Facility bear interest, at the Company's option, either at (a) the lender's prime rate or (b) the Euro Dollar Rate plus 1.50% to 2.00%, depending on excess availability. Additionally, the Company must pay commitment fees on any unused portion of the Credit Facility at an annualized rate of 0.375 percent of the difference between the unused portion and borrowings (including outstanding letters of credit) at the preceding month-end. In connection with the Credit Facility, the Company incurred a one-time financing fee of $220, which is being amortized over the term of the Credit Facility, such amount is recorded as additional interest expense. At February 2, 2002, the Company was in compliance with the financial covenants of the credit facility, which require the Company to achieve certain earnings before interest, income taxes, depreciation and amortization ("EBITDA" as defined in the Agreement) amounts and capital spending limitations.

     At July 29, 2000 and August 4, 2001, the Company had borrowings outstanding excluding accrued interest under the Credit Facility of $26,987 at an interest rate of 8.84% and $35,267 at an interest rate of 5.85 percent, respectively. The average amount of borrowings outstanding during 2000 was $9,188 at a weighted average interest rate of 10.48%. The average amount of borrowings outstanding during 2001 was $18,486 at a weighted average interest rate of 8.27%. The average amount of borrowings outstanding during the six months ended February 3, 2001 (unaudited) and February 2, 2002 was $21,422 and $10,026 at a weighted average interest rate of 9.58% and 7.20%. There were no issued stand-by or commercial letters of credit at August 4, 2001 and February 2, 2002.

10. NET INCOME PER SHARE

     In accordance with SFAS No. 128, Earnings Per Share, basic earnings per share has been computed based upon the weighted average of common shares and nonvoting commons shares outstanding, after deducting preferred dividend requirements. Diluted earnings per share gives effect to outstanding stock options.

                               AEROPOSTALE, INC.

     Net income per common share has been computed as follows:

                                          1999                  2000                  2001
                                   ------------------    ------------------    ------------------
                                    BASIC     DILUTED     BASIC     DILUTED     BASIC     DILUTED
                                   -------    -------    -------    -------    -------    -------
Income from continuing
  operations.....................  $ 6,230    $ 6,230    $ 9,366    $ 9,366    $10,914    $10,914
Preferred stock dividends........   (1,235)    (1,235)    (1,040)    (1,040)    (1,048)    (1,048)
                                   -------    -------    -------    -------    -------    -------
Income from continuing operations
  available for per-share
  calculation....................    4,995      4,995      8,326      8,326      9,866      9,866
Income (loss) from discontinued
  operations.....................     (268)      (268)     2,002      2,002        405        405
                                   -------    -------    -------    -------    -------    -------
Net income available for
  per-share calculation..........  $ 4,727    $ 4,727    $10,328    $10,328    $10,271    $10,271
                                   =======    =======    =======    =======    =======    =======
Average shares of common stock
  outstanding....................   31,048     31,048     31,069     31,069     31,339     31,339
Stock options....................       --      3,449         --      3,624         --      4,126
                                   -------    -------    -------    -------    -------    -------
Total average equivalent
  shares.........................   31,048     34,497     31,069     34,693     31,339     35,465
                                   =======    =======    =======    =======    =======    =======
Per Common Share:
Income from continuing
  operations.....................  $  0.16    $  0.15    $  0.27    $  0.24    $  0.32    $  0.28
Income (loss) from discontinued
  operations.....................    (0.01)     (0.01)      0.06       0.06       0.01       0.01
                                   -------    -------    -------    -------    -------    -------
Net income.......................  $  0.15    $  0.14    $  0.33    $  0.30    $  0.33    $  0.29
                                   =======    =======    =======    =======    =======    =======

                                                                    SIX MONTHS ENDED
                                                        ----------------------------------------
                                                         FEBRUARY 3, 2001      FEBRUARY 2, 2002
                                                        ------------------    ------------------
                                                         BASIC     DILUTED     BASIC     DILUTED
                                                        -------    -------    -------    -------
                                                           (UNAUDITED)
Income from continuing operations.....................  $14,694    $14,694    $28,637    $28,637
Preferred stock dividends.............................     (508)      (508)      (574)      (574)
                                                        -------    -------    -------    -------
Income from continuing operations available for
  per-share calculation...............................   14,186     14,186     28,063     28,063
Income from discontinued operations...................      388        388         --         --
Cumulative effect of accounting change................       --         --      1,632      1,632
                                                        -------    -------    -------    -------
Net income available for per-share calculation........  $14,574    $14,574    $29,695    $29,695
                                                        =======    =======    =======    =======
Average shares of common stock outstanding............   31,183     31,183     31,633     31,633
Stock options.........................................       --      3,994         --      4,367
                                                        -------    -------    -------    -------
Total average equivalent shares.......................   31,183     35,177     31,633     36,000
                                                        =======    =======    =======    =======
Per Common Share:
Income from continuing operations.....................  $  0.46    $  0.40    $  0.89    $  0.78
Income from discontinued operations...................     0.01       0.01         --         --
Cumulative effect of accounting change................       --         --       0.05       0.05
                                                        -------    -------    -------    -------
Net income............................................  $  0.47    $  0.41    $  0.94    $  0.83
                                                        =======    =======    =======    =======

11. REDEEMABLE PREFERRED STOCK

     Series A Exchangeable Redeemable Preferred Stock -- The Company issued 6,000 shares of its Series A exchangeable, redeemable preferred stock, $0.01 par value ("Series A Preferred Stock") in

                               AEROPOSTALE, INC.

connection with the Acquisition. The Series A Preferred Stock has no voting rights. Dividends accrue at 6 percent per annum at a liquidation value of $1,000 per share and are cumulative. The shares are mandatory redeemable at the liquidation value at the earliest of an initial public offering of the Company's stock, a sale of the Company or 10 years from the date of issue or at any time at the Company's option. The shares are exchangeable, at the Company's option on any dividend payment date, into 6 percent Subordinated Notes due 2008. The Series A Preferred Stock was recorded at its fair value on the date of issue of approximately $4.5 million, the discount of approximately $1.5 million was being recorded as an additional dividend over the mandatory redemption period. In November 1999, the Company exercised its option to redeem the Series A Preferred Stock at a price that approximated its current fair value plus accrued dividends. The Company recorded accretion to increase the carrying value to a liquidation value of $6 million. For the fiscal years ended 1999 and 2000 the accretion is $48 and $19 respectively.


     Series B Redeemable Preferred Stock -- The Company issued 6,250 shares of its Series B redeemable preferred stock $0.01 par value ("Series B Preferred Stock") for proceeds of $6.25 million in connection with the Acquisition. The Series B Preferred Stock has no voting rights. Dividends accrue at 12.5 percent per annum at a liquidation value of $1,000 per share and are cumulative. The shares are mandatorily redeemable at the liquidation value at the earliest of an initial public offering of the Company's stock, a sale of the Company or 10 years from the date of issue or at any time at the Company's option.


     Cumulative dividends on the Series B Preferred Stock are payable at the rate of 12.5 percent per annum, quarterly on the first day of November, February, May, and August, based on face value. Dividends not declared and paid will also accrue dividends at the same annual rate. Unpaid dividends on a quarterly basis are then payable in Series B preferred stock. As of July 29, 2000, August 4, 2001 and February 2, 2002, the Company accrued $1,745, $2,793 and $3,367, respectively, in dividends which is recorded as Redeemable Preferred Stock which upon the liquidation, rank senior to all classes of common stock.

12. STOCKHOLDERS' EQUITY


     Common Stock -- The Company sold a total of 31,047,060 shares of voting common stock $0.01 par value for proceeds of approximately $950 in connection with the Acquisition. The common stock is entitled to one vote per share. Bear Stearns Merchant Banking owns 65.7% of the Company's outstanding shares of common stock and has the right to designate a majority of the members of the board of directors. Bear Stearns Merchant Banking elected five persons out of nine persons designated by the Company's by-laws to be directors.


     Common Stock Nonvoting -- Holders of the common stock nonvoting are entitled to the same pertinent rights and privileges as common stock holders except that nonvoting holders are generally not entitled to vote that stock.

     Stock Option Plan -- The Company adopted a stock option plan under which it may grant non-qualified and qualified stock options to purchase up to 6,585,740 shares of the Company's Common Stock $0.01 par value (which may be voting or nonvoting) to executives, consultants, directors, or other key employees (the "Stock Option Plan"). Options may have a maximum term of up to eight years and qualified stock options may not be granted at less than the fair market value at the date of grant. Vesting provisions of the options will be determined by the Board of Directors at the date of option grants; however, all outstanding options will immediately vest upon an initial public offering of the Company's Common Stock or a sale of the Company. On December 21, 2001, the Company granted 565,997 options with an exercise price of $0.85 per share which was at a price less than fair market value of $15.77 per share. The Company incurred approximately $8,445 equity based compensation charge as a result of the grant of these options of which $3,972 was recorded in the six months ended February 2, 2002.

                               AEROPOSTALE, INC.

     The following table summarizes stock option transactions for nonvoting common stock during the three years ended August 4, 2001 and the six months ended February 2, 2002 (shares in thousands):

                                                                                             SIX MONTHS ENDED
                                 1999                  2000                  2001            FEBRUARY 2, 2002
                          ------------------    ------------------    ------------------    ------------------
                                    WEIGHTED              WEIGHTED              WEIGHTED              WEIGHTED
                                    AVERAGE               AVERAGE               AVERAGE               AVERAGE
                                    EXERCISE              EXERCISE              EXERCISE              EXERCISE
                          SHARES     PRICE      SHARES     PRICE      SHARES     PRICE      SHARES     PRICE
                          ------    --------    ------    --------    ------    --------    ------    --------
Outstanding, beginning
  of period.............      --     $   --      4,411    $  0.03      4,633     $ 0.11      5,208    $  0.19
  Granted...............   5,005       0.03      1,125       0.32      1,227       0.43        848       0.85
  Exercised.............      (6)      0.03        (59)      0.03       (425)      0.03       (628)      0.37
  Forfeited.............    (588)      0.03       (844)      0.03       (227)      0.23         (8)      0.47
                          ------     ------     ------    -------     ------     ------     ------    -------
Outstanding, end of
  period................   4,411     $ 0.03      4,633    $  0.11      5,208     $ 0.19      5,420    $  0.27
                          ======     ======     ======    =======     ======     ======     ======    =======
Options exercisable at
  period-end............     204     $ 0.03        982    $  0.17        973     $ 0.19      1,048    $  0.18
                          ======     ======     ======    =======     ======     ======     ======    =======
Weighted average fair
  value of options
  granted during the
  year..................             $ 0.01               $  0.10                $ 0.10               $  0.16
                                     ======               =======                ======               =======

     Qualified stock options granted during the three years ended August 4, 2001 and for the six months ended February 2, 2002 generally vest ratably over a four-year period and have a maximum term of eight years. Nonqualified stock options granted during the three years ended August 4, 2001 and for the six months ended February 2, 2002 vest at the earlier of the achievement of certain EBITDA targets during the first three years or 8 years from the date of grant. The vested portion of nonqualified stock options will be not be exercisable until four years from the fiscal period beginning January of the year of grant and have a maximum term of eight years from the date of grant.

     The following table summarizes information concerning currently outstanding options at August 4, 2001 and February 2, 2002 (shares in thousands):

                                     AVERAGE                                              AVERAGE
                      NUMBER        REMAINING         NUMBER            NUMBER           REMAINING            NUMBER
                  OUTSTANDING AT   CONTRACTUAL    EXERCISABLE AT    OUTSTANDING AT    CONTRACTUAL LIFE    EXERCISABLE AT
EXERCISE PRICES   AUGUST 4, 2001   LIFE (YEARS)   AUGUST 4, 2001   FEBRUARY 2, 2002       (YEARS)        FEBRUARY 2, 2002
---------------   --------------   ------------   --------------   ----------------   ----------------   ----------------
    $  0.03            3,027           2.1              527              2,871               1.6                701
       0.38              392           3.6              391                163               3.1                163
       0.39            1,366           4.0               55              1,220               3.5                109
       0.51              423           4.5               --                418               4.0                 --
       0.85               --            --               --                748               4.9                 75
                      ------                          -----             ------                                -----
                       5,208                            973              5,420                                1,048
                      ======                          =====             ======                                =====

     The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for stock option grants. Accordingly, no compensation cost has been recognized for employee stock options. In accordance with SFAS No. 123, Accounting for

                               AEROPOSTALE, INC.

Stock-Based Compensation, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model using the following assumptions for grants in the respective periods:

                                          YEAR ENDED                    TRANSITIONAL YEAR
                              -----------------------------------    ------------------------
                                1999         2000         2001          2000          2001
                              ---------    ---------    ---------    -----------    ---------
                                                                     (UNAUDITED)
Expected volatility.........          0            0            0             0             0
Expected life...............  5.0 years    5.0 years    5.0 years     5.0 years     5.0 years
Risk-free interest rate.....      5.10%        6.55%        5.41%         5.44%         4.25%
Expected dividend yield.....         0%           0%           0%            0%            0%

     Set forth below are the Company's income from continuing operations, net income, income from continuing operations per share and net income per share presented "as reported" and pro forma as if compensation cost had been recognized in accordance with the provisions of SFAS No. 123 (in thousands, except per share data):

                                             YEAR ENDED                  TRANSITIONAL
                                    ----------------------------    ----------------------
                                     1999      2000       2001         2000         2001
                                    ------    -------    -------    -----------    -------
                                                                    (UNAUDITED)
Income from continuing operations:
  As reported.....................  $6,230    $ 9,366    $10,914      $14,694      $28,637
  Pro-forma.......................   6,226      9,332     10,891       14,685       28,596
Net income:
  As reported.....................   5,962     11,368     11,319       15,082       30,269
  Pro-forma.......................   5,958     11,334     11,296       15,073       30,228
Basic income from continuing
  operations per share:
  As reported.....................    0.16       0.27       0.32         0.46         0.89
  Pro-forma.......................    0.16       0.27       0.31         0.46         0.89
Basic net income per share:
  As reported.....................    0.15       0.33       0.33         0.47         0.94
  Pro-forma.......................    0.15       0.33       0.33         0.47         0.94
Diluted income from continuing
  operations per share:
  As reported.....................    0.15       0.24       0.28         0.40         0.78
  Pro-forma.......................    0.15       0.24       0.28         0.40         0.78
Diluted net income per share:
  As reported.....................    0.14       0.30       0.29         0.41         0.83
  Pro-forma.......................    0.14       0.30       0.29         0.41         0.82

13. EMPLOYEE BENEFIT PLANS

     The Company has a retirement plan with a 401(k) salary deferral feature that covers substantially all of its employees who meet certain requirements. Under the terms of the plan, employees may contribute up to 14 percent of gross earnings and the Company will provide a matching contribution of 50 percent of the first 5 percent of gross earnings contributed by the participants. The Company may, at its option, make additional contributions. The terms of the plan provide for vesting in the Company's matching contributions to the plan over a five-year service period with 50 percent vesting after year three, an additional 25 percent vesting after year four, and participants will be fully vested after year five. The

                               AEROPOSTALE, INC.

Company expensed contributions for the retirement plan of approximately $153, $271, $278, $122 and $226 for the fiscal years ended 1999, 2000, 2001 and
Transition 2000 (unaudited) and 2001, respectively.

     The Company maintains a supplemental executive retirement plan ("SERP"), which is an unfunded defined benefit plan for certain executives. The benefits are based on years of service and the employee's highest average pay during any five years within the ten-year period prior to retirement.

     The following information on the Company's pension plan is provided:

                                                     2000       2001      TRANSITION 2001
                                                   --------    -------    ---------------
CHANGE IN BENEFIT OBLIGATION:
  Net Benefit obligation at beginning of
     period......................................  $  1,783    $ 1,594    $         2,451
  Service cost...................................        80         89                 45
  Interest cost..................................       101        155                 86
  Actuarial (gain) loss..........................      (347)       622                  6
  Gross benefits paid............................       (23)        (9)                --
                                                   --------    -------    ---------------
  Net benefit obligation at end of period........  $  1,594    $ 2,451    $         2,588
                                                   ========    =======    ===============
CHANGE IN PLAN ASSETS:
  Fair value of plan assets at beginning of
     period......................................  $     --    $    --    $            --
  Employer contributions.........................    23,000      9,000                 --
  Gross benefits paid............................   (23,000)    (9,000)                --
  Actual return on plan assets...................        --         --                 --
                                                   --------    -------    ---------------
  Fair value of plan assets at end of period.....  $     --    $    --    $            --
                                                   ========    =======    ===============
  Funded status at end of period.................  $ (1,594)   $(2,451)   $        (2,588)
  Unrecognized net actuarial (gain)..............      (337)       282                286
  Unrecognized transition amount.................        --         --                 --
                                                   --------    -------    ---------------
                                                   $ (1,931)   $(2,169)   $        (2,302)
                                                   ========    =======    ===============

     Pension expenses includes the following components:

                                                 FISCAL YEAR ENDED          TRANSITION
                                                --------------------    -------------------
                                                1999    2000    2001       2000        2001
                                                ----    ----    ----    -----------    ----
                                                                        (UNAUDITED)
COMPONENTS OF NET PERIODIC BENEFIT COST:
Service cost..................................  $100    $ 80    $ 89       $ 45        $ 45
Interest cost.................................   110     101     155         79          86
Amortization of prior experience loss
  (gain)......................................    --     (10)      3          1           2
Net periodic benefit cost.....................  $210    $171    $247       $125        $133
                                                ----    ----    ----       ----        ----
WEIGHTED-AVERAGE ASSUMPTIONS USED:
Discount rate.................................     7%      7%      7%         7%          7%
Rate of compensation increase.................   4.5%    4.5%    4.5%       4.5%        4.5%

                               AEROPOSTALE, INC.

14. INCOME TAXES

     The provision for income taxes included within continuing operations for 1999, 2000, 2001, and Transition 2000 (unaudited) and 2001 consists of the following:

                                                                        TRANSITION
                                                                  ----------------------
                                     1999      2000      2001        2000         2001
                                    ------    ------    ------    -----------    -------
                                                                  (UNAUDITED)
Federal:
  Current.........................  $2,047    $  463    $4,730      $7,977       $18,386
  Deferred........................     840     4,231     1,074         (56)       (1,896)
                                    ------    ------    ------      ------       -------
                                     2,887     4,694     5,804       7,921        16,490
                                    ------    ------    ------      ------       -------
State and local:
  Current.........................     460       402       758       1,457         3,777
  Deferred........................     182       653       503         251          (379)
                                    ------    ------    ------      ------       -------
                                       642     1,055     1,261       1,708         3,398
                                    ------    ------    ------      ------       -------
                                    $3,529    $5,749    $7,065      $9,629       $19,888
                                    ======    ======    ======      ======       =======

     The provision for income taxes for discontinued operations consists of the following:

                                                                        TRANSITION
                                                                  ----------------------
                                    1999      2000       2001        2000         2001
                                   ------    -------    ------    -----------    -------
                                                                  (UNAUDITED)
Federal:
  Current........................  $ (354)   $(2,908)   $   --      $   --       $    --
  Deferred.......................    (123)    (1,009)      225         216            --
                                   ------    -------    ------      ------       -------
                                     (477)    (3,917)      225         216            --
                                   ------    -------    ------      ------       -------
State and local:
  Current........................     (83)      (679)       --          --            --
  Deferred.......................     (23)      (188)       32          32            --
                                   ------    -------    ------      ------       -------
                                     (106)      (867)       32          32            --
                                   ------    -------    ------      ------       -------
                                   $ (583)   $(4,784)   $  257      $  248       $    --
                                   ======    =======    ======      ======       =======
Total provision..................  $2,946    $   965    $7,322      $9,877       $19,888
                                   ======    =======    ======      ======       =======

     Reconciliation of the U.S. statutory rate with the Company's effective tax rate excluding discontinued operations is summarized as follows:

                                                                        TRANSITION
                                                                  ----------------------
                                         1999    2000     2001       2000         2001
                                         ----    -----    ----    -----------    -------
                                                                  (UNAUDITED)
Federal statutory rate.................  34.0%   34.0%    34.0%      34.0%        35.0%
Increase (decrease) in tax resulting
  from:
  State income taxes (net of federal
     tax benefits).....................  2.3      4.1     4.6         4.6          4.6
  Nondeductible goodwill amortization
     and write-off.....................  (0.1)   (0.1)    (0.5)      (0.5)          --
  Change in federal tax rate...........   --      --       --          --          (.3)
  Other................................   --      --      1.2         1.5          1.7
                                         ----    -----    ----       ----         ----
Effective rate.........................  36.2%   38.0%    39.3%      39.6%        41.0%
                                         ====    =====    ====       ====         ====

                               AEROPOSTALE, INC.

     As of July 29, 2000, August 4, 2001 and Transition 2001, the components of the net deferred income tax assets are as follows:

                                                                            TRANSITION
                                                        2000      2001         2001
                                                       ------    -------    ----------
Current:
  Inventory..........................................  $    5    $(1,376)     $ (411)
  Accrued vacation...................................     136        167         199
  Other..............................................     112        972         186
  Accrued bonuses....................................     275        540          51
  Discontinued operations accruals...................     565         --          --
                                                       ------    -------      ------
Total current........................................   1,093        303          25
                                                       ------    -------      ------
Noncurrent:
  Fixed assets.......................................   4,823      3,695       4,464
  Acquired lease liability...........................   1,259        944         806
  Deferred rent......................................     832      1,298       1,499
  State income taxes.................................    (532)      (460)       (474)
  Equity based compensation..........................      --         --       1,628
  Net operating loss.................................   1,148         --          --
                                                       ------    -------      ------
Total noncurrent.....................................   7,530      5,477       7,923
                                                       ------    -------      ------
Net deferred income tax assets.......................  $8,623    $ 5,780      $7,948
                                                       ======    =======      ======

15. COMMITMENTS AND CONTINGENCIES

     The Company is committed under noncancelable leases for all its store and office space, expiring at various dates through July 2011. The leases generally provide for minimum rent plus additional increases in real estate taxes, certain operating expenses, etc. Certain leases also require contingent rent based on sales.

     As of February 2, 2002, the aggregate minimum annual rent commitments are as follows:

FISCAL                                                RELATED
YEAR ENDED                                             PARTY      OTHER       TOTAL
----------                                            -------    --------    --------
2002................................................  $ 6,169    $ 21,019    $ 27,188
2003................................................    5,909      20,551      26,460
2004................................................    5,287      18,059      23,346
2005................................................    4,440      15,447      19,887
2006................................................    3,899      13,287      17,186
Thereafter..........................................   14,121      49,014      63,135
                                                      -------    --------    --------
                                                      $39,825    $137,377    $177,202
                                                      =======    ========    ========

     The above table includes the lease commitments for stores that are expected to open subsequent to February 2, 2002.

Rental expense consists of the following (in thousands)

                                                       YEAR ENDED                TRANSITIONAL
                                               ---------------------------   ---------------------
                                                1999      2000      2001        2000        2001
                                               -------   -------   -------   -----------   -------
                                                                             (UNAUDITED)
Minimum rentals..............................  $13,075   $15,011   $21,073     $10,255     $11,915
Contingent rentals...........................      413       759     1,379         691       1,915
Office space rentals.........................      574       594       777         363         439

                               AEROPOSTALE, INC.

     Included in rent and occupancy expense within income from continuing operations for fiscal 1999, 2000, 2001, Transition 2000 (unaudited) and Transition 2001 is approximately $8,388, $9,632, $9,575, $4,651 and $5,202, respectively paid to a related party shareholder of the Company.

     Employment Agreements -- As of February 2, 2002, the Company had outstanding employment contracts expiring in fiscal 2002 and fiscal 2004. The amount payable for these contracts is approximately $2.1 million.

     Legal Proceedings -- Various suits and claims arising in the course of business are pending against the Company and its subsidiaries. In the opinion of management, dispositions of these matters are not expected to materially affect the Company's financial position, cash flows or results from operations.

     Merchandise Agreement -- The Company has a five-year contract expiring June 30, 2006 that requires minimum commitments of $990 per year.

16. RELATED PARTY TRANSACTIONS


     Sponsor Fee -- The Company has a Management Services Agreement with the holder of the Series B Preferred Stock and the majority shareholder of the Company's voting common stock. The services consist of formulating and implementing business strategies, including identifying and assisting the Company in evaluating corporate opportunities, such as marketing opportunities, and financial strategies. In addition, assistance has been provided for lending, security holder and public relations matters. The agreement calls for annual payments equal to the greater of $200 or 3 percent of earnings before interest, income taxes, depreciation and amortization ("EBITDA," as defined) up to a maximum of $450. Such fees aggregated $268, $403 and $450 for the fiscal years ended 1999, 2000 and 2001, respectively, and $350 for Transition 2000 (unaudited) and Transition 2001.


     Leases -- The Company is the lessee under operating leases where the landlord is a stockholder of the Company (Note 15).

     Sourcing Agreement -- The Company has a Sourcing Agreement with Federated Merchandising Group, Inc., ("FMG") a subsidiary of Federated Department Stores, Inc., the previous owner of the Company. Effective November 1999, FMG ceased to be a related party due to the Company's redemption of the Series A Preferred Stock. The Sourcing Agreement provides purchasing, facilitation, and importation services substantially similar to the manner in which such services were provided to the Company prior to the Acquisition. The Company pays fees under the Sourcing Agreement at a flat rate of 6 percent so long as the Company purchases a minimum of $30 million during a fiscal year. Should the Company fail to purchase the $30 million minimum, the commission rate will revert to 8 percent. The total purchases of merchandise under the Sourcing Agreement for fiscal 1999 and the period August 1, 1999 through September 30, 1999 (the date of redemption) was approximately $55 million and $20 million, respectively, which included approximately $3.3 million of fees during fiscal 1999 and approximately $0.9 million of fees for the year ended fiscal 2000.

     Loans to Executives. In 1999, the Company repurchased all of its outstanding shares of Series A Preferred Stock from Federated Department Stores, Inc. This triggered a loan forgiveness provision contained in loan agreements regarding loans that Federated had previously made to Mr. Geiger and Mr. Mills. This loan forgiveness caused Messrs. Geiger and Mills to incur significant tax liability in 1999. The Company therefore extended interest free loans in the amount of $70 to both Mr. Geiger and Mr. Mills to cover this tax liability. Mr. Geiger and Mr. Mills each repaid the full amount of the loan in February 2002 and currently do not have any outstanding indebtedness to the Company.

                               AEROPOSTALE, INC.

17. DISCONTINUED OPERATIONS

     During February 2000, the Company's Board of Directors decided to discontinue the Chelsea Cambell specialty store business at its meeting on February 25, 2000 (the measurement date) and the Company closed all Chelsea Cambell stores by the end of December 2000. Accordingly, operating results of this segment have been reclassified as income from discontinued operations for all periods presented.

     Operating results of discontinued operations are as follows:

                                                                                 SIX
                                                                               MONTHS
                                                                                ENDED
                                                                             FEBRUARY 3,
                                              1999       2000       2001        2001
                                             -------    -------    ------    -----------
                                                                             (UNAUDITED)
Net sales..................................  $48,496    $35,117    $2,854      $2,854
                                             =======    =======    ======      ======
Income (loss) from discontinued operations:
  Before income taxes......................  $  (851)   $(9,531)   $   --      $   --
  Estimated net gain on disposal...........       --      6,749       662         636
  Income tax (expense) benefit.............      583      4,784      (257)       (248)
                                             -------    -------    ------      ------
Net........................................  $  (268)   $ 2,002    $  405      $  388
                                             =======    =======    ======      ======

     During fiscal 2001, the Company was able to negotiate settlements on future lease obligations and incurred better than expected profitability on the closing of the Chelsea Cambell stores and therefore realized a reversal of the estimated loss on disposal of $662.

     The July 29, 2000 loss from discontinued operations before income taxes includes ($24,541) in cost of goods sold, ($6,221) in payroll expense, ($14,079) in nonpayroll expenses, $613 in amortization of negative goodwill, and an estimated loss from operations during the phase-out period subsequent to July 29, 2000 of ($806), and other revenue of $386.

     The estimated net gain on disposal includes the write-off of negative goodwill of $8,838, the lease termination costs of ($2,478), write-offs of tenant liabilities, acquired lease liabilities, and deferred rent of $1,305 and other expenses of ($916).

     Included within accrued expenses and other liabilities on the accompanying balance sheet is an accrual for the costs associated with the disposal of the Chelsea Cambell business. The major components of the accrual and the activity through August 4, 2001 were as follows:

                                                               ACCRUAL OF
                                      LEASE                     OPERATING
                                   BUY-OUT AND    SEVERANCE      LOSSES
                                    CONTRACT         AND       THROUGH THE
                                   TERMINATION   TERMINATION   DISPOSITION
                                    ON COSTS      BENEFITS        DATE       OTHER    TOTAL
                                   -----------   -----------   -----------   -----   -------
Provision at measurement date....    $ 2,478        $ 566         $ 806      $ 316   $ 4,166
Activity.........................     (1,944)        (352)           --       (281)   (2,577)
                                     -------        -----         -----      -----   -------
Balance, at July 29, 2000........        534          214           806         35     1,589
                                     -------        -----         -----      -----   -------
Activity.........................       (534)        (214)         (806)       (35)   (1,589)
                                     -------        -----         -----      -----   -------
Balance, at August 4, 2001.......    $    --        $  --         $  --      $  --   $    --
                                     =======        =====         =====      =====   =======

                               AEROPOSTALE, INC.

18. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                            THIRTEEN WEEKS ENDED
                                              -------------------------------------------------
                                              OCTOBER 30,   JANUARY 29,   APRIL 29,   JULY 29,
                                                 1999          2000         2000        2000
                                              -----------   -----------   ---------   ---------
FISCAL 2000
  Net sales.................................    $53,331       $72,164      $40,552     $47,398
  Gross profit..............................     18,593        24,669        8,487       9,723
  Income from continuing operations.........      4,413         7,667       (1,428)     (1,286)
  Gain (loss) from discontinued
     operations.............................       (611)       (1,596)      (1,621)      5,830
  Net income................................      3,802         6,071       (3,049)      4,544
  Basic net income (loss) per share:
     From continuing operations.............       0.13          0.24        (0.06)      (0.05)
     From discontinued operations...........      (0.02)        (0.05)       (0.05)       0.19
     Net income.............................       0.11          0.19        (0.11)       0.14
  Diluted income (loss) per share:
     From continuing operations.............       0.12          0.22        (0.06)      (0.05)
     From discontinued operations...........      (0.02)        (0.05)       (0.05)       0.17
     Net income.............................       0.10          0.17        (0.11)       0.12

                                                           THIRTEEN WEEKS ENDED
                                              -----------------------------------------------
                                              OCTOBER 28,   FEBRUARY 3,   MAY 5,    AUGUST 4,
                                                 2000         2001(1)      2001       2001
                                              -----------   -----------   -------   ---------
FISCAL 2001
  Net sales.................................    $76,831      $107,538     $56,629    $63,769
  Gross profit..............................     25,750        34,008      12,458     13,933
  Income from continuing operations.........      6,007         8,687      (2,049)    (1,731)
  Gain (loss) from discontinued
     operations.............................         --           388           2         15
  Net income................................      6,007         9,075      (2,047)    (1,716)
  Basic net income (loss) per share:
     From continuing operations.............       0.19          0.27       (0.07)     (0.06)
     From discontinued operations...........         --          0.01          --         --
     Net income.............................       0.19          0.28       (0.07)     (0.06)
  Diluted income (loss) per share:
     From continuing operations.............       0.17          0.24       (0.07)     (0.06)
     From discontinued operations...........         --          0.01          --         --
     Net income.............................       0.17          0.25       (0.07)     (0.06)

---------------

(1) This period is a 14-week period.

                               AEROPOSTALE, INC.

                                                                THIRTEEN WEEKS ENDED
                                                              -------------------------
                                                              NOVEMBER 3,   FEBRUARY 2,
                                                                 2001          2002
                                                              -----------   -----------
FISCAL 2002
  Net sales.................................................   $126,019      $158,021
  Gross profit..............................................     48,934        55,052
  Income from continuing operations.........................     14,727        13,910
  Cumulative accounting change..............................      1,632            --
  Net income................................................     16,359        13,910
  Basic net income per share:
     From continuing operations.............................       0.46          0.43
     Cumulative accounting change...........................       0.05            --
     Net income.............................................       0.51          0.43
  Diluted income per share:
     From continuing operations.............................       0.40          0.38
     Cumulative accounting change...........................       0.05            --
     Net income.............................................       0.45          0.38

     The per share amounts are calculated independently for each thirteen-week period presented. The sum of the thirteen weeks may not equal the full year per share amounts.

19. SUBSEQUENT EVENTS

     On February 3, 2002, the Company contributed all of the assets relating to 10 stores that are located in Arizona and California to its wholly-owned subsidiary Aeropostale West, Inc. as part of a tax-free reorganization.

     The Company will incur $200 compensation charge for a bonus for certain management stockholders based upon the successful completion of the initial public offering. In addition, the Company will record amortization for equity based compensation of $620 in the thirteen weeks ended May 4, 2002 and acceleration of the unamortized balance of $3,853 associated with the immediate vesting following the initial public offering.

     On February 27, 2002 the Company adopted the Aeropostale 2002 Long-Term Incentive Plan which will become effective upon the consummation of the initial public offering. A total of 1,735,556 shares of the Company's common stock will be available for issuance under the plan.


     On April 29, 2002, the Company's Board of Directors approved a 376.328 for 1 stock split of its common stock and nonvoting common stock which became effective on May 10, 2002. The respective share and per share amounts and conversion ratios included in the financial statements reflect the stock split for all periods presented.

                            [MAP OF STORE LOCATIONS]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               12,500,000 SHARES

                               [AEROPOSTALE LOGO]

                                  COMMON STOCK

                            ------------------------
                                   PROSPECTUS
                            ------------------------

                          Joint Book-Running Managers

                            BEAR, STEARNS & CO. INC.

                              MERRILL LYNCH & CO.

                            ------------------------

                         BANC OF AMERICA SECURITIES LLC

                           U.S. BANCORP PIPER JAFFRAY

                              WACHOVIA SECURITIES

                                  May 15, 2002

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